Exhibit 2.2
Execution Copy

SHARE EXCHANGE AGREEMENT
AMONG
TRIDENT MICROSYSTEMS, INC.
TRIDENT MICROSYSTEMS (FAR EAST) LTD.
AND
NXP B.V.
DATED AS OF
October 4, 2009

ARTICLE 1 The Pre-Closing Carve-Out
1.1 Contribution of Assets	2
1.2 Assumption of Liabilities	2
1.3 Intercompany Accounts	2
1.4 Acquired Assets	2
1.5 Excluded Assets	4
1.6 Assumed Liabilities	5
1.7 Excluded Liabilities	7
1.8 Affiliate Acquisitions	9
1.9 Cash and Inventory	10
1.10 Transfer of Certain Assets	10
1.11 Transfer of Employees	11
1.12 Further Assurances	12
1.13 Nonassignability of Assets	13
1.14 Adjustments, Prorations	14

ARTICLE 2 THE SHARE EXCHANGE AND SHARE PURCHASE
2.1 Exchange and Related Transactions	14
2.2 Cash and Inventory Adjustments	15
2.3 Share Purchase	17

ARTICLE 3 THE CLOSING

3.1 The Closing	17
3.2 Post-Closing Deliveries of Trident	21

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF NXP CONCERNING THE BUSINESS
4.1 Organization and Authority	21
4.2 Capital Structure	23
4.3 Subsidiaries	23
4.4 Taxes	24
4.5 SEC Reports and Financial Statements	25
4.6 Inventory	26
4.7 Product Liability	26
4.8 Material Contracts	26
4.9 Absence of Certain Changes	28
4.10 Customers and Suppliers	29
4.11 Assets	29
4.12 Compliance with Laws	30

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4.13 Permits	30
4.14 Export Control Compliance	30
4.15 Environmental Matters	31
4.16 Anti-Bribery Compliance	32
4.17 Employees and Compliance	33
4.18 Litigation	35
4.19 Corporate Documents	35
4.20 Personal Property; Leased Property	36
4.21 Intellectual Property	36
4.22 No Prior Operations	40
4.23 No Brokers	40
4.24 Disclaimer of other Representations and Warranties	40

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF NXP CONCERNING THE TRANSACTION

5.1 Organization and Good Standing	41
5.2 Power, Authorization and Validity	41
5.3 Title to Securities	42
5.4 Proxy Statement	42
5.5 Disclaimer of other Representations and Warranties	42

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF TRIDENT
6.1 Organization and Good Standing	43
6.2 Power, Authorization and Validity	43
6.3 Taxes	45
6.4 Subsidiaries	46
6.5 SEC Reports; Financial Statements	46
6.6 Trident Stock	48
6.7 Trident Capitalization	48
6.8 Material Contracts	49
6.9 Absence of Certain Changes	51
6.10 Customers and Suppliers	52
6.11 Compliance with Laws	53
6.12 Permits	53
6.13 Export Control Compliance	53
6.14 Environmental Matters	54
6.15 Anti-Bribery Compliance	54
6.16 Employees and Compliance	55
6.17 Litigation	56
6.18 Corporate Documents	57
6.19 No Brokers	57
6.20 Rights Agreement	57
6.21 Proxy Statement	57
6.22 Anti-takeover Provisions Not Applicable	57

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6.23 Product Liability	58
6.24 Intellectual Property	58
6.25 Disclaimer of other Representations and Warranties	60

ARTICLE 7 CERTAIN COVENANTS OF THE PARTIES
7.1 Pre-Closing Restructuring	61
7.2 Access	61
7.3 Ancillary Agreements	61
7.4 Certificate of Designation	61
7.5 Conduct Pending the Closing Date	61
7.6 Advice of Changes	64
7.7 Lease and Sublease Arrangements; Landlord Consents	65
7.8 Consents; Releases	65
7.9 Notices	66
7.10 Non-Competition	66
7.11 Proxy Statement and Other Filings	67
7.12 Stockholders’ Meeting	68
7.13 Employee Equity	70
7.14 No Shop	70
7.15 Public Announcement	72
7.16 Confidentiality	73
7.17 Regulatory Approvals and Related Matters	73
7.18 Books and Records	74
7.19 Nasdaq Notice; Listing of Shares	75
7.20 Employment Matters	75
7.21 Certain Contracts	75
7.22 Information	76
7.23 Unrestricted Subsidiary	76
7.24 Certain Patent Filings	76

ARTICLE 8 TAX MATTERS
8.1 Taxes	76
8.2 Cooperation on Tax Matters	78
8.3 Preparation of Tax Returns	78
8.4 Withholding Rights	78
8.5 Tax Consequences	79
8.6 Purchase Price Allocation	79
8.7 Tax Sharing Agreement for US State Income Tax Liability	79

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ARTICLE 9 CONDITIONS TO THE PARTIES OBLIGATIONS
9.1 Conditions to Each Party’s Obligation to Effect the Transaction	80
9.2 Additional Conditions to Obligations of NXP	81
9.3 Additional Conditions to Obligations of Trident	82

ARTICLE 10 TERMINATION

10.1 Termination	83
10.2 Effect of Termination	85
10.3 Expenses	85
10.4 Termination Fee	85

ARTICLE 11 INDEMNIFICATION
11.1 Survival	86
11.2 Indemnification by NXP	86
11.3 Indemnification by Trident	87
11.4 Indemnification Procedures	88
11.5 General	90

ARTICLE 12 MISCELLANEOUS
12.1 Certain Definitions	91
12.2 Governing Law	108
12.3 Assignment; Binding Upon Successors and Assigns	108
12.4 Severability	109
12.5 Counterparts	109
12.6 Other Remedies	109
12.7 Amendments and Waivers	109
12.8 Specific Performance	109
12.9 Notices	109
12.10 Interpretation; Rules of Construction	110
12.11 No Joint Venture	111
12.12 Third Party Beneficiary Rights	111
12.13 Submission to Jurisdiction; Selection of Forum; Waiver of Trial By Jury	111
12.14 Entire Agreement	112

iv

List of Exhibits

Exhibit A	IP Transfer and License Agreement
Exhibit B	Form of Inventory Estimate
Exhibit C	Form of Post-Closing Statement
Exhibit D	Transition Services Agreement Terms
Exhibit E	Manufacturing Services Agreement Terms
Exhibit F	R&D Services Agreement Terms
Exhibit G	[reserved]
Exhibit H	[reserved]
Exhibit I	Stockholders Agreement
Exhibit J	BL-Car Terms
Exhibit K	Silicon Tuners Cooperation Terms
Exhibit L-1	Form of Trident FIRPTA notice
Exhibit L-2	Form of Trident FIRPTA notification letter
Exhibit M-1	Form of NXP FIRPTA notice
Exhibit M-2	Form of NXP FIRPTA notification letter
Exhibit N	Form of New Trident Equity Incentive Plan
Exhibit O	Certificate of Designation
Exhibit P	EDA Tooling Allocation Methodology
Exhibit Q	[reserved]
Exhibit R	[reserved]
Exhibit S	Allocation Schedule
Exhibit T	Form of Legal Opinion
Exhibit U	Form of Pre-Closing Carve-Out Agreement

i

Share Exchange Agreement
          This Share Exchange Agreement (this “Agreement”) is made and entered into as of October 4, 2009 (the “Agreement Date”) by and among Trident Microsystems, Inc., a Delaware corporation (“Trident”), Trident Microsystems (Far East) Ltd., a Cayman Islands company (“Trident Cayman”), and NXP B.V., a Dutch besloten vennootschap (“NXP”). Trident US, Trident Cayman and NXP are collectively referred to herein as the “Parties.” Any capitalized terms not otherwise defined herein shall have the meaning ascribed to such term in Section 12.1 hereof.
Recitals
          WHEREAS, NXP is engaged in the Business;
          WHEREAS, NXP will own at the Closing all of the issued and outstanding capital stock of a newly formed Dutch besloten vennootshap (“Dutch Newco”), a newly formed Delaware corporation (“US Newco”), and, if applicable pursuant to Section 1.10(b), a newly formed Delaware limited liability company (“USIP LLC”, and together with US Newco and Dutch Newco the “Transferred Newcos”);
          WHEREAS, Dutch Newco or, if applicable pursuant to Section 1.10(b), USIP LLC owns (or as of the Closing will own) all of the Transferred IP (as defined below) and those certain Acquired Asset as set forth at Section 1.10;
          WHEREAS, Dutch Newco will own at the Closing each Branch and all of the issued and outstanding capital stock of each Entity listed on Schedule 0.1, (each, a “Company” and collectively, the “Companies”);
          WHEREAS, as a result of the Pre-Closing Restructuring, the Transferred Newcos and the Companies will own as of the Closing all of the Acquired Assets other than the Direct Transfer Assets, either directly or through one or more wholly-owned Subsidiaries;
          WHEREAS, Trident Cayman desires to purchase from NXP, either directly or through Trident or one or more of Trident’s Subsidiaries, and NXP desires to sell to Trident Cayman or to Trident or one or more of Trident’s Subsidiaries (as may be designated by Trident Cayman), all of the issued and outstanding capital stock of the Transferred Newcos and the Direct Transfer Assets upon the terms and conditions set forth in this Agreement;
          WHEREAS, NXP desires to purchase from Trident, and Trident desires to issue and sell to NXP, certain shares of the common stock, par value $0.001 per share, of Trident upon the terms and conditions set forth in this Agreement;
          WHEREAS, the supervisory board of NXP has unanimously determined that the transactions contemplated by this Agreement (collectively, the “Transaction”) are in the best interests of NXP and its equity holders and has approved this Agreement, the Ancillary Agreements and the Transaction; and

          WHEREAS, Trident’s Board of Directors has unanimously determined that the Transaction is in the best interests of Trident and its stockholders, approved this Agreement, the Ancillary Agreements and the Transaction and recommended approval of the Transaction by Trident’s stockholders.
          Now, Therefore, in consideration of the foregoing and the mutual promises, covenants and conditions contained herein, the Parties hereby agree as follows:
ARTICLE 1
The Pre-Closing Carve-Out
          1.1 Contribution of Assets. One (1) Business Day prior to the Closing, and subject to the terms and conditions set forth in the Pre-Closing Carve-Out Agreements, (i) NXP and its Subsidiaries shall transfer and deliver (or cause to be transferred and delivered) to the Transferred Newcos and/or the Companies (or to one or more wholly-owned Subsidiaries or Branches of the Companies) pursuant to the Pre-Closing Carve-Out Agreements all right, title and interest of NXP and its Subsidiaries (other than Dutch Newco, its Subsidiaries (including the Companies) US Newco and USIP LLC (if applicable), the “NXP Group”) in and to all of the Acquired Assets (except for the Direct Transfer Assets) in all cases free and clear of all Encumbrances other than Permitted Encumbrances, and (ii) NXP and Dutch Newco or, if applicable pursuant to Section 1.10(b), USIP LLC shall enter into the IP Transfer and License Agreement and consummate the transactions contemplated thereby. In connection with the transfer and delivery of the Acquired Assets (except for the Direct Transfer Assets) to the Companies (or wholly-owned Subsidiaries of the Companies, as the case may be), the Pre-Closing Carve-Out Agreements shall include a component of intercompany debt among and between the Transferred Newcos and/or the Companies (or to one or more wholly-owned Subsidiaries of the Companies) associated with such transfer and delivery, in amounts and on terms approved by Trident (the “Intercompany Debt”).
          1.2 Assumption of Liabilities. One (1) Business Day prior to the Closing, and subject to the terms and conditions set forth in the Pre-Closing Carve-Out Agreements and the IP Transfer and License Agreement, the Transferred Newcos, and the Companies, as applicable, shall assume and agree to pay, discharge and perform, when due and payable and otherwise in accordance with the relevant governing agreements, the Assumed Liabilities (except for the Direct Assumed Liabilities).
          1.3 Intercompany Accounts. Effective at least one (1) Business Day prior to the Closing, NXP shall cause all intercompany payables and receivables between any member of the NXP Group on the one hand and the Transferred Newcos, any of the Companies or the Israeli Subsidiary on the other hand (other than the Acquired Intercompany Debt, the Inventory Note (to the extent the Transferred Inventory is transferred, sold and purchased by Trident Cayman or a Subsidiary of Trident in accordance with Section 2.1(c)(ii)) and the NXP-Dutch Newco (China) Promissory Note) to be eliminated.
          1.4 Acquired Assets. The “Acquired Assets” shall consist of NXP’s and its Subsidiaries’ right, title and interest in and to all of the following tangible and intangible assets, properties and rights of any nature:

          (a) The leases, subleases and any other agreements identified in Schedule 1.4(a) (the “Leases”), together with all buildings, structures, improvements and fixtures located in or on such leasehold. The land, buildings or structures subject to the Leases are hereinafter referred to as the “Leased Property,” the locations of which are referred to collectively as the “Premises”);
          (b) (i) The Contracts identified on Schedule 1.4(b), (ii) all other Contracts that are in existence as of the Agreement Date or that are entered into by NXP or any of its Subsidiaries during the period between the Agreement Date and the Closing Date in compliance with the terms of this Agreement that (A) are not specifically included in Excluded Assets and (B) are (1) exclusively related to the Business, or (2) any other Contract, the assignment or other arrangement of which is made pursuant to Section 1.12 to the extent of such assignment or other arrangement (collectively, the “Assigned Contracts”);
          (c) Each governmental license, registration, certificate of occupancy or other permit or approval, in each case which is (i) held in the name of NXP or any of its Subsidiaries, (ii) Related to the Business or Related to the Acquired Assets, and (iii) not otherwise required to be maintained by the NXP Group in connection with the operation of its business or assets other than the Business (the “Permits”);
          (d) All of the outstanding shares of capital stock of the Israeli Subsidiary;
          (e) All furniture, equipment, tools, systems, computer hardware and other tangible personal property that is Related to the Business, except in each case to the extent included in the Excluded Assets;
          (f) All prototypes and masks Related to the Business;
          (g) All Books and Records;
          (h) All advertising, promotional, instructional and marketing materials Related to the Business or Related to the Acquired Assets, it being understood that no license or right to use any NXP Trademark is granted hereby;
          (i) Any rights to bring and control any action in law or equity for damage or injury Related to the Business or Related to the Acquired Assets following the Closing Date (whether standing alone or in combination with an action for pre-closing damage or injury), provided that the Companies and/or Trident and its Subsidiaries as the case may be will reimburse NXP or its designated Subsidiaries for any monetary recovery to the extent related to the period of time on or prior to the Closing Date (net of any out-of-pocket costs reasonably incurred by the Transferred Newcos, the Companies or Trident following the Closing in connection with such recovery).
          (j) All rights of NXP or any of its Subsidiaries under any Open Incoming POs or Open Outgoing POs, it being understood that no Accounts Receivable or Accounts Payable are being transferred under the Pre-Closing Carve-Out Agreements or this Agreement;

          (k) The sponsorship of and all rights under the Assumed Company Benefit Arrangements, including any trusts, trust funds, insurance contracts, or other funding arrangement maintained on account of or in connection with any Assumed Company Benefit Arrangement, including an amount equal to the Pension Shortfall for such Assumed Company Benefit Arrangements including for other entitlements of Continuing Employees (e.g. accruals for vacation, time credits) to be provided or paid to the Transferred Newcos or the Companies pursuant to Section 7.20(c);
          (l) Rights under the EDA Contracts as allocated to the Business according to the methodology used by NXP prior to the Agreement Date and reflected in the Business Financial Statements, a summary of which methodology is set forth on Exhibit P hereto;
          (m) All credits, prepaid expenses, deferred charges, advance payments, security deposits, prepaid items and duties to the extent related to any Acquired Asset;
          (n) All guaranties, warranties, indemnities and similar rights in favor of NXP or any of its Subsidiaries to the extent related to any Acquired Asset;
          (o) All insurance proceeds that NXP or any of its Subsidiaries has a right to receive as of the Closing based on an insurable loss occurring on or prior to the Closing, to the extent (but only to the extent) that such proceeds relate to an Assumed Liability or an Acquired Asset;
          (p) All residual marketing intangibles and goodwill, to the extent not contemplated or included in the IP Transfer and License Agreement, Related to the Business or Related to the Acquired Assets;
          (q) The Transferred Inventory; and
          (r) All other assets, properties and rights (other than Intellectual Property and other than Excluded Assets) of a character not contemplated by clauses (a) through (q) above that are (x) Related to the Business and (y) necessary to enable the Transferred Newcos, the Companies and their Subsidiaries to own, conduct and operate the Business after the Closing substantially as operated by NXP and its Subsidiaries prior to the Closing (after taking into account the assets, properties, rights or services provided under the Ancillary Agreement).
          1.5 Excluded Assets. Notwithstanding any other provision of this Agreement, the Acquired Assets shall not include the following (the “Excluded Assets”):
          (a) Any Accounts Receivable, other than the Accounts Receivable of the Israeli Subsidiary;
          (b) Insurance policies and rights thereunder, other than insurance contracts listed on Schedule 1.4(b) and therefore to be transferred pursuant to Section 1.4(b), other than rights to insurance proceeds as provided in Section 1.4(o);

          (c) The leases listed on Schedule 1.5(c) (the “Retained Leases”) and any buildings, structures, improvements and fixtures located in or on such leaseholds, and any land, buildings or other real property rights owned by NXP or any of its Subsidiaries;
          (d) All rights and interests in connection with, and any assets of, any “employee benefit plan” (as defined in Section 3(3) of ERISA) and any other benefit plan, program agreement or arrangement at any time maintained, sponsored or contributed to by NXP or any of its Subsidiaries, other than any Assumed Company Benefit Arrangements;
          (e) All personnel records of (i) Employees of the Business who are not Continuing Employees and (ii) any Continuing Employee whose consent to such transfer of personnel records is required under Applicable Law to the extent such Continuing Employee has not consented to such transfer;
          (f) All cash and cash equivalents except for (i) any cash and cash equivalents held by the Israeli Subsidiary and reflected in the Post-Closing Statement and (ii) the amounts contributed by NXP pursuant to Section 1.9;
          (g) All insurance proceeds that NXP or any of its Subsidiaries has a right to receive as of the Closing or that relate to events, circumstances or occurrences prior to the Closing except to the extent such proceeds relate to any Assumed Liability or any Acquired Asset;
          (h) All claims in respect of debtors or debtors-in-possession subject to proceedings under Chapter 11 of Title 11 of the United States Bankruptcy Code, or any similar legislation related to bankruptcy, insolvency and similar matters, to the extent such claims are subject to an order entered by a United States Bankruptcy Court, or a similar court or tribunal in any other jurisdiction, that would void or otherwise materially affect the Transaction in the event any relevant consent is not obtained from such United States Bankruptcy Court, or a similar court or tribunal in any other jurisdiction, or the relevant debtor or debtor-in-possession prior to the Closing;
          (i) Any asset or class of assets specifically excluded from the terms set forth in any subsection of Section 1.4 by virtue of the limitations set forth therein without being specifically included by virtue of any other subsection of Section 1.4;
          (j) The other assets, properties or rights set forth on Schedule 1.5(j).
          1.6 Assumed Liabilities. The “Assumed Liabilities” shall include the following (and only the following) Liabilities:
          (a) All Liabilities and obligations in respect of the Permits, Assigned Contracts and Exclusive IP Contracts arising after the Closing Date; provided, that Trident is not required to assume (and if Trident so elects, NXP shall retain and bear the costs and expenses of) any Exclusive IP Contract that was not identified to Trident and considered by Trident and NXP by October 1, 2009, in generating the final financial model developed immediately prior to the Agreement Date for the operation of Trident following the Closing (“Unidentified Contracts”) or Exclusive IP Contracts that are duplicative of Trident’s

Contracts in place at the Agreement Date, provided that if such model reflected a basket or expense for such contracts, Trident shall accept an aggregate liability for Unidentified Contracts up to the amount of such basket or expense, and NXP shall retain and pay such liabilities in excess of such basket or expense;
          (b) [reserved];
          (c) All Liabilities (other than any Excluded Liability) in respect of Open Incoming POs entered into in the ordinary course of business (i) on or before the Agreement Date or (ii) otherwise in accordance with the terms of this Agreement (other than any Liability with respect to any breach thereof to the extent arising prior to the Closing Date), but not including any order or other item that has resulted in the creation of an Account Receivable;
          (d) All Liabilities in respect of Open Outgoing POs entered into in the ordinary course of business (i) on or before the Agreement Date or (ii) otherwise in accordance with the terms of this Agreement (other than any Liability with respect to any breach thereof to the extent arising prior to the Closing Date), but not including any Accounts Payable;
          (e) All Liabilities in respect of Taxes arising out of or related to the operation of the Business or the Acquired Assets following the Closing Date;
          (f) All Liabilities in respect of the Assumed Company Benefit Arrangements arising following the Closing Date related only to the Continuing Employees to the extent, but only to the extent, funded pursuant to Section 1.4(k) and Section 7.20(c);
          (g) Liabilities (other than any Excluded Liability) arising out of, resulting from or relating to the employment after the Closing Date (including any Liability in respect of any employee rights, compensation and benefits after the Closing Date) with, or the termination of employment by, Trident or any of its Subsidiaries (including the Transferred Newcos, the Companies and their respective Subsidiaries) of any Continuing Employee;
          (h) Liabilities (other than Excluded Liabilities) arising out of, resulting from or relating to the employment with, or the termination of employment by, NXP or any of its Subsidiaries after the Agreement Date of certain Persons to the extent, but only to the extent, expressly provided for on Schedule 1.6(h)-1; provided that Liabilities related to annual performance and retention bonuses with respect to Continuing Employees who are employed by Dutch Newco or one of the Companies following the Closing Date shall be allocated as provided in Schedule 1.6(h)-2;
          (i) All Liabilities (other than Excluded Liabilities) in respect of long term benefit arrangements, pension plans, or statutorily required benefit plans to the extent arising following the Closing (whether through accruals of such entitlements, changes in investment values or assumed investment returns or other factors, but only to the extent arising following the Closing), provided they relate to the employment of Continuing Employees who are employed by Dutch Newco or one of the Companies on the Closing Date;

          (j) All Liabilities under the EDA Contracts with respect to performance and payment obligations arising after the Closing Date as allocated to the Business according to the methodology set forth on Exhibit P hereto, to the extent such EDA Contracts are effectively assigned and conveyed to Trident under this Agreement; and
          (k) All Liabilities to the extent arising out of the operation of the Business or the use or ownership of the Acquired Assets following the Closing that are not Excluded Liabilities.
          1.7 Excluded Liabilities. Except for the Assumed Liabilities, none of the Transferred Newcos, Trident, the Companies or any of their Subsidiaries shall assume or retain, by virtue of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, or shall have any liability for the following Liabilities (the “Excluded Liabilities”):
          (a) Any Accounts Payable, other than the Accounts Payable of the Israeli Subsidiary;
          (b) Liabilities to the extent arising out of the operation of the Business or the use or ownership of the Acquired Assets on or prior to the Closing;
          (c) Liabilities to the extent arising out of, resulting from or relating to the Excluded Assets or the use or ownership of the Excluded Assets;
          (d) Liabilities to the extent arising out of, resulting from or relating to the Indebtedness of NXP or any of its Subsidiaries, but excluding the Intercompany Debt;
          (e) Intercompany payables owed to any member of the NXP Group, but excluding the Intercompany Debt;
          (f) Liabilities arising out of, resulting from or relating to the employment prior to Closing (including any Liability in respect of any employee rights, accrued vacation, compensation (including accrued annual bonus), equity awards and benefits arising up to and including the Closing Date), or the termination of employment, of any Person with NXP or any of its Subsidiaries, including with respect to Continuing Employees (except as provided in Section 1.6(f) and Section 1.6(h));
          (g) Liabilities arising out of, resulting from or relating to the employment with, or the termination of employment by, NXP or any of its Subsidiaries prior to Closing of any Continuing Employee other than those Liabilities expressly assumed pursuant to Section 1.6(h); provided that Liabilities related to annual performance and retention bonuses with respect to Continuing Employees shall be allocated as provided in Schedule 1.6(h)-2;
          (h) Liabilities arising out of, resulting from or relating to any equity awards or grants (including any grants or awards of restricted stock, stock options or restricted stock units, and including any cash payments that may be due or payable to the grantees other than those Liabilities expressly assumed pursuant to Section 1.6(h)) made by NXP or its Affiliates to any Person on or prior to the Closing, including with respect to Continuing Employees;

          (i) All Liabilities in respect of long term benefit arrangements, pension plans, or statutorily required benefit plans (whether funded or unfunded) relating to the employment prior to Closing, or the termination of employment, of any Person with NXP or any of its Subsidiaries, including with respect to Continuing Employees;
          (j) Liabilities arising out of, resulting from or relating to any claims based upon the allegation that a Person’s employment relationship with NXP or any of its Subsidiaries has or should have transferred to Trident, a Transferred Newco, the Companies or any of their Subsidiaries as a result of the Transaction, or otherwise claiming employment with Trident, a Transferred Newco, the Companies or any of their Subsidiaries as a result of the Transaction (other than any Liability with respect to any Continuing Employee or any Liability arising out of or in connection with any offer made or purported to have been made by, or other communication from, Trident or any of its Subsidiaries);
          (k) Liabilities for unpaid royalty payments pursuant to Contracts or IP Contracts in each case Related to the Business in effect prior to the Closing Date;
          (l) Liabilities arising out of or relating to any breach or default under any Assigned Contract or IP Contract, or relating to events, occurrences, conditions or acts that constitute a breach or default under any Assigned Contract or IP Contract, occurring on or prior to the Closing Date;
          (m) Liabilities arising out of or relating to any infringement or violation of the Intellectual Property or Trademarks of any Person by NXP or any of its Subsidiaries, or relating to events, occurrences, conditions or acts that constitute an infringement or violation of the Intellectual Property or Trademarks of any Person by NXP or any of its Subsidiaries, occurring on or prior to the Closing Date;
          (n) Liabilities arising out of or relating to claims of third parties for Damages or injury suffered as the result of defective products sold on or prior to the Closing Date (including claims related to any express or implied warranty made or imposed by operation of Applicable Law), as Related to the Business or Related to the Acquired Assets;
          (o) Liabilities arising out of or relating to any private or governmental action, suit, arbitration, mediation, proceeding, claim or investigation Related to the Business or Related to the Acquired Assets, or relating to events, occurrences, conditions or acts that result in any private or governmental action, suit, arbitration, mediation, proceeding, claim or investigation Relating to the Business or Related to the Acquired Assets, occurring on or prior to the Closing Date;
          (p) Liabilities arising out of or relating to the violation of any Applicable Law by NXP or any of its Subsidiaries prior to the Closing Date, including without limitation, any violation of (A) any Environmental and Safety Laws, (B) any Anti-Bribery Laws, (C) any Applicable Laws referred to in Section 4.14, or (D) Environmental and Safety Laws;

          (q) All Liabilities in respect of acquisitions, of businesses or assets that form a part of the Business, including Liabilities in respect of retention bonus payments, earn-out or other contingent payment obligations;
          (r) TUPE Related Labor Claims;
          (s) All Liabilities and all costs incurred by the Transferred Newcos or the Companies (or any of their Subsidiaries) related to NXP and/or its Affiliates failure to comply with Applicable Law and/or obligations in connection with consultation of works councils and/or any employee representative bodies as laid down in the WCA, the EWC agreement dated March 7, 2007, and/or to comply with its/their obligations in the United Kingdom in connection with the Charter for Site Council dated April 2009 or the UK Employees Representatives Committee Terms of Reference and/or any obligations made under those documents and/or or the German Works Constitution Act (Betriebsverfassungsgesetz), including any Liabilities and costs incurred by the Transferred Newcos or the Companies (or any of their Subsidiaries) according to sec. 113 German Works Constitution Act;
          (t) Liabilities to any broker, finder or financial advisor engaged by NXP or any of its Affiliates with respect to the Transaction;
          (u) Liabilities in respect of Taxes arising out of or related to the Pre-Closing Restructuring or the operation of the Business or the Acquired Assets on or before the Closing Date;
          (v) Liabilities arising out of or related to any violation or breach by NXP of the Netherlands Tax Ruling, whether such breach or violation occurs prior to, on or after the Closing;
          (w) Liabilities under any of the EDA Contracts that cannot be or are not assigned to Trident under this Agreement; and
          (x) Liabilities under Unidentified Contracts, to the extent not assumed under Section 1.6(a).
     1.8 Affiliate Acquisitions.
          (a) Notwithstanding anything to the contrary contained in this Agreement and subject to Section 1.8(b):
                    (i) Trident and any Subsidiary of Trident designated in this Agreement as a purchasing Party may assign its rights under this Agreement to acquire any or all of the Securities and any or all of the Direct Transfer Assets to one or more of Trident’s direct or indirect wholly-owned Subsidiaries, so long as such election would not (i) render a representation or warranty of Trident or any Subsidiary of Trident hereunder untrue in any material respect or (ii) otherwise jeopardize or materially delay the completion of the Transaction; provided, however, that any greater cost or obligation than NXP would otherwise have had (including any additional Taxes payable at any time by virtue of any change in transaction structure or allocation of value among acquired companies) as a result of the change in the purchasing Party shall be borne by Trident; and
                    (ii) NXP and any Subsidiary of NXP designated in this Agreement as a selling Party under this Agreement may assign its rights and obligations under this Agreement to sell any or all of the Securities and any or all of the Direct Transfer Assets, and its rights to receive any or all of the Exchange Consideration, to one or more of NXP’s direct or indirect wholly-owned Subsidiaries, so long as such election would not (i) render a representation or warranty of NXP or any Subsidiary of NXP hereunder untrue in any material respect or (ii) otherwise jeopardize or materially delay the completion of the Transaction; provided, however, that any greater cost or obligation than Trident would otherwise have had (including any additional Taxes payable at any time by virtue of any change in transaction structure or allocation of value among acquired companies) as a result of the change in the selling Party or recipient of the Exchange Consideration shall be borne by NXP.
          (b) No assignment of rights or obligations by Trident, a Subsidiary of Trident, NXP, or a Subsidiary of NXP (each, as an assignor) under Section 1.8(a) shall relieve such assignor of any of such assignor’s obligations to the other Party and such Party’s Affiliates hereunder, and all representations and warranties made herein with respect to such assignor shall be deemed also to be representations and warranties made with respect to such assignor’s respective assignee.
          (c) The Exchange Consideration shall be allocated among those Securities (but disregarding any increase in fair market value to such Securities as a result of the value of the NXP-Dutch Newco (China) Promissory Note and if applicable, the value of the Inventory Note), Acquired Intercompany Debt and Direct Transfer Assets to be conveyed to Trident and those Securities, Acquired Intercompany Debt and Direct Transfer Assets to be conveyed to the respective Subsidiaries of Trident as set forth in Section 8.6 but in no event shall the amount of the Exchange Consideration or the obligation to pay Taxes or Transfer Taxes or the allocation of risk and responsibility between NXP and Trident be modified to the detriment of NXP and/or Trident and their Affiliates as a result of the delivery of separate bills of sale, assignments and other closing documents.
          1.9 Cash and Inventory. One (1) Business Day prior to the Closing, NXP will (a) make a transfer in cash to Dutch Newco in the amount of $15 million, subject to adjustment pursuant to Section 1.14, and (b) make commercially reasonable efforts to ensure that, on the Closing Date, either (i) Dutch Newco (or a Subsidiary), in the event the method in Section 2.1(c)(i) is used, or (ii) Trident Cayman (or a Subsidiary of Trident Cayman), in the event the method in Section 2.1(c)(ii) is used, holds Transferred Inventory consisting of current, usable and/or saleable inventory in an amount not less than the total Standard Cost of Goods Sold for the Company Products for the calendar quarter ended December 31, 2009, divided by two (the “Target Inventory Amount”).
          1.10 Transfer of Certain Assets.
          (a) Subject to Section 1.10(b), immediately prior to the Closing, NXP and Dutch Newco will enter into the IP Transfer and License Agreement in the form attached hereto as Exhibit A (the “IP Transfer and License Agreement”), which provides for the assignment and license of certain Intellectual Property and Trademarks to Dutch Newco, in addition, pursuant to Section 1.1, Dutch Newco will enter into one or more Pre-Closing Carve-Out Agreements for the transfer to Dutch Newco of certain Acquired Assets, including, but not limited to, customer contracts, purchase orders related to sale of inventory and those Acquired Assets set forth in Sections 1.4(p). Immediately prior to Closing, the IP Transfer and License Agreement and certain Acquired Assets, including, but not limited to, customer contracts, purchase orders related to sale of inventory and those Acquired Assets set forth in Sections 1.4(p) shall be assigned and/or transferred from NXP to Dutch Newco at the fair market values of such assets as set forth in Exhibit S (to be adjusted as necessary pursuant to Section 8.6(b)) in exchange for a promissory note, on terms and conditions approved by Trident. Such note shall be acquired by Trident Cayman at Closing as part of the Acquired Intercompany Debt. If so requested by Trident, NXP shall cause an election to be filed pursuant to IRS Treasury Regulation Section 301.7701-3(c)(1)(i) on IRS Form 8832, Entity Classification Election, for Dutch Newco to be treated as disregarded as an entity separate from its owner effective on the date that is one (1) day before Closing. Notwithstanding anything in this Agreement to the contrary, but except as provided in Sections 9.3(c)(ii) and 9.3(f) (i) all assignments and licenses of Intellectual Property or Trademarks owned by NXP or any of its Subsidiaries or licensed by NXP or any of its Subsidiaries from third parties are governed by the IP Transfer and License Agreement; (ii) none of the terms Acquired Assets or Excluded Assets include any Intellectual Property or Trademarks; and (iii) the representations and warranties made by NXP in Section 4.21 constitute the only representations and warranties made by NXP with respect to Intellectual Property or Trademark matters in connection with the Transaction.
          (b) In the event (i) NXP is unable to obtain, prior to Closing, a legally binding ruling from the competent Netherlands’ Tax Authority (in Dutch: Vaststellingsovereenkomst) (the “Netherlands Tax Ruling”) entered into by NXP for and on behalf of the Dutch Newco and the competent Netherlands’ Tax Authority, which provides that a disposition of any assets held by Dutch Newco at Closing which are subsequently transferred to Trident Cayman or any Affiliate of Trident Cayman within thirty (30) days after the Closing will not result in any income tax under the laws of the Netherlands or (ii) the critical assumptions (in Dutch: kritische veronderstellingen) and respective terms and conditions of the Netherlands Tax Ruling are not acceptable to Trident, or that NXP can not demonstrate to the reasonable satisfaction of Trident that all critical assumptions and terms and conditions contained in the Netherlands Tax Ruling are or can be satisfied on or after Closing, then, in either such event and notwithstanding anything to the contrary in the first sentence of Section 1.10(a), NXP will form USIP LLC and (A) the IP Transfer and License Agreement shall be entered into between NXP and USIP LLC (and not Dutch Newco), and will provide for the assignment and license of certain Intellectual Property and Trademarks to USIP LLC (and not Dutch Newco); and (B) the certain Acquired Assets that would have otherwise have been transferred to Dutch Newco pursuant to Section 1.10(a) shall instead be transferred to USIP LLC pursuant to one or more Pre-Closing Carve-Out Agreements, including, but not limited to, customer contracts, purchase orders related to sale of inventory and those Acquired Assets set forth in Sections 1.4(p).
          1.11 Transfer of Employees.

          (a) NXP shall, in consultation with Trident and subject to Trident’s prior written approval (not to be unreasonably withheld or delayed), take such actions as are reasonably necessary or advisable to cause those Employees of the Business whose employment will continue after the Closing Date to become employed by one of the Companies or a Subsidiary thereof not later than the Closing Date, effective as of the Closing pursuant to (and in a manner consistent with) the provisions of Schedule 1.11(a)-1 (the “Continuing Employees”). The Parties are aware that Continuing Employees could refuse to be transferred to the Companies or any of their Subsidiaries; provided, however, that NXP shall use its reasonable best efforts to ensure that all Continuing Employees do not object to the transfer of employment to the Companies or any of their Subsidiaries. NXP shall ensure that the collective bargaining agreements applicable to the Continuing Employees listed on Schedule 1.11(a)-2 are acknowledged by the applicable Company or Company’s Subsidiary.
          (b) Notwithstanding anything to the contrary in this Agreement, should any employee of NXP or its Affiliates, other than a Continuing Employee, pass to Trident, any Subsidiary of Trident, any of the Transferred Newcos, the Companies or any of their Subsidiaries, as the case may be, or should any other individual assert claims against Trident, any Subsidiary of Trident, any of the Transferred Newcos, the Companies or any of their Subsidiaries based upon the allegation that his or her employment relationship passed to the Trident, any Subsidiary of Trident, any of the Transferred Newcos, the Companies or any of their Subsidiaries, as the case may be (“TUPE Related Labor Claims”), such TUPE Related Labor Claims shall be the responsibility of NXP and, notwithstanding anything to the contrary in this Agreement, NXP shall indemnify and hold harmless Indemnified Trident Persons, for all Damages arising out of or related to such TUPE Related Labor Claims.
          1.12 Further Assurances. In case at any time after the Closing Date, any further action by a Party is reasonably necessary to carry out the purposes of this Agreement or the Ancillary Agreements, such Party shall execute and deliver such documents and other papers and take such further actions as may be reasonably required to carry into effect the intents and purposes of this Agreement. From and after the Closing Date, NXP shall, and shall cause its Affiliates (other than the Companies or any of their Subsidiaries) to convey, transfer, and assign to the applicable Company or Subsidiary thereof, free and clear of all Encumbrances, other than Permitted Encumbrances, all rights, title and interest in any tangible or intangible rights, properties or assets then held by NXP or any such Affiliates, the conveyance, transfer or assignment of which was or is required by the covenants of NXP contained in this Agreement.
          (b) If after the Agreement Date, Trident identifies any Contract not transferred pursuant to Section 1.4(b) that is Related to the Business and that Trident reasonably believes is of material benefit to the operation of the Business, NXP shall, after written request by Trident, use commercially reasonable efforts (subject to Section 1.13) to extend the benefit of such Contract to the Transferred Newcos or Trident, including by potentially partitioning such Contract, acting as an agent for the Transferred Newcos or Trident under such Contract or assisting the Transferred Newcos or Trident in negotiating and entering into a replacement for such Contract on commercial terms. Each Party shall bear its own costs and expenses in pursuing any arrangement contemplated by this Section 1.12(b).

          (c) Any such action required to be taken under this Section 1.12 following the date that is twelve (12) months after the Closing shall be required to be taken by a Party only at the written request of the other party which other party shall be responsible for all costs and expenses associated therewith. No such action shall be required to be taken by a Party more than 36 months following the Closing.
          1.13 Nonassignability of Assets. Notwithstanding anything to the contrary contained in this Agreement or in any of the Pre-Closing Carve-Out Agreements, to the extent that the sale, assignment, sublease, transfer, conveyance or delivery or attempted sale, sublease, assignment, transfer, conveyance or delivery to a Company or to Trident of any asset that would be an Acquired Asset or Transferred IP, or any claim or right or any benefit arising thereunder or resulting therefrom, is prohibited by any Applicable Law or would require any Governmental Authorizations or third party authorizations, approvals, consents or waivers, and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing, the Closing shall proceed without the sale, assignment, sublease, transfer, conveyance or delivery of such asset unless such failure causes a failure of any of the conditions to Closing set forth in Article 9, in which event the Closing shall proceed only if the failed condition is waived by the Party or Parties entitled to the benefit thereof. In the event that the Closing proceeds without the transfer, sublease or assignment of any such asset, then during the period not to exceed twelve (12) months following the Closing, NXP shall use commercially reasonable efforts, with the cooperation of Trident, to promptly obtain such authorizations, approvals, consents or waivers; provided, however, that none of NXP or Trident or any of their respective Affiliates shall be required to pay any consideration to obtain any contractual consent or waiver, other than (a) any de minimis fees, expenses or other consideration or (b) any such fees, expenses or other consideration required to be paid pursuant to the express provisions of the Contract requiring such consent, which consideration, fees or expenses shall be paid by NXP, nor shall any such Party be required to pay any amounts in respect of any Governmental Authorization other than filing, recordation or similar fees which shall be shared equally by NXP and Trident. Pending such authorization, approval, consent or waiver, the Parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements designed to provide to the relevant Company or Trident the benefits of use of such asset. Once authorization, approval, consent or waiver for the sale, assignment, sublease, transfer, conveyance or delivery of any such asset not sold, assigned, subleased, transferred, conveyed or delivered at the Closing is obtained, NXP shall or shall cause the relevant Affiliates to, assign, transfer, convey and deliver such asset to the relevant Company or Trident at no additional cost. To the extent that any such asset cannot be transferred or the full benefits of use of any such asset cannot be provided to one of the Companies (or a Subsidiary thereof) or Trident or one of its subsidiaries following the Closing, then Trident (or a Subsidiary thereof) and NXP (or any Affiliate thereof holding such asset) shall enter into such lawful arrangements (including subleasing, sublicensing or subcontracting) as will provide to the Parties hereto the economic and operational equivalent, to the extent permitted and reasonably practicable, of obtaining such authorization, approval, consent or waiver and the performance by one of the Companies (or a Subsidiary thereof) of the obligations thereunder. NXP and its Affiliates shall hold in trust for and pay to Trident promptly upon receipt thereof, all income, proceeds and other monies received by NXP or any of its Affiliates (net of any Taxes and any other costs imposed upon NXP or any of its Affiliates) that would have been received by Trident in the absence of the arrangements under this Section 1.13.

          1.14 Adjustments, Prorations. In the event that the Closing Date does not occur on the last Business Day of a month, adjustments will be made to reflect certain rents, prepaid expenses, accrued but unpaid expenses and similar items which will be prorated as of the Closing Date after the portion of the month on and prior to the Closing Date (which will be for the account of NXP) and the portion of the month after the Closing Date (which will be for the account of Trident). The relevant adjustment shall be effected by deducting from (in the case of an adjustment to the credit of NXP) or adding to (in the case of an adjustment to the credit of Trident) the Post-Closing Statement.
ARTICLE 2
The Share Exchange And Share Purchase
          2.1 Exchange and Related Transactions.
          (a) At the Closing, upon the terms and subject to the conditions contained herein, (i) NXP will sell, convey, transfer, assign and deliver to Trident Cayman, and Trident Cayman will purchase and acquire from NXP, all of the issued and outstanding capital stock of the Transferred Newcos (other than US Newco) and all of the Acquired Intercompany Debt, (ii) NXP will sell, convey, transfer, assign and deliver to Trident China, and Trident will cause Trident China to purchase and acquire, the Direct Transfer Assets owned by NXP China free and clear of all Encumbrances, and Trident China will assume the Direct Assumed Liabilities related to NXP China, all as provided in the China Direct Asset Transfer Agreements, (iii) NXP will sell, convey, transfer, assign and deliver to Trident, and Trident will purchase and acquire, all of the issued and outstanding capital stock of the US Newco, (iv) NXP will issue and deliver to Dutch Newco the NXP-Dutch Newco (China) Promissory Note and, if applicable under Section 2.1(c)(ii), the Inventory Note, and (v) if applicable under Section 2.1(c)(ii), the Transferred Inventory shall be transferred to Trident Cayman or a Trident Subsidiary directly from the NXP entity or entities then owning such Transferred Inventory free and clear of all Encumbrances.
          (b) At the Closing, upon the terms and subject to the conditions contained herein, in consideration for the sales, transfers and payments provided for in Section 2.1(a) (i) Trident will issue, and Trident Cayman will sell, convey, transfer, assign and deliver to NXP, (A) the Trident Transferred Newco Shares (together with the shares issued and delivered pursuant to Section 2.1(b)(ii) below, the “Trident Exchange Shares”) of Trident Common Stock; and (B) four (4) Trident Series B Shares; and (ii) Trident will issue, sell, convey, transfer, assign and deliver to NXP the Trident US Newco Shares for the purchase of US Newco (collectively, the “Exchange Consideration”).
          (c) Any NXP entities owning Transferred Inventory shall sell, transfer or otherwise dispose of legal title, but not physical possession (“Transfer”), of such Transferred Inventory either (i) immediately prior to the Closing, to Dutch Newco or a Company, or (ii) at the Closing, to Trident Cayman or a Trident Subsidiary, in either case with the receiving entity or entities to be determined jointly by NXP and Trident, each acting reasonably. If Trident Cayman and NXP are unable to agree on one of the Transfer methods described in the preceding sentence, the Transfer shall occur at Closing, with NXP selecting the Transferring entity or entities and Trident Cayman selecting the receiving entity or entities (which shall consist of one or more of Trident Cayman and a Subsidiary of Trident). If the method described in clause (i) is used, NXP shall receive, at the time of such Transfer, from Dutch Newco, Acquired Intercompany Debt in an amount equal to the fair market value of the Transferred Inventory as of the Closing; if the method described in clause (ii) is used, NXP shall contribute, at the Closing, to Dutch Newco, a promissory note (the “Inventory Note”) in an amount equal to the fair market value of the Transferred Inventory as of the Closing. For the purposes of this Section 2.1(c), the fair market value of the Transferred Inventory at the Closing shall be the latest available book value of the Transferred Inventory at the Closing.
As of the close of business of the day that NXP stops selling products on behalf of Trident Cayman or a Trident Subsidiary, all work in progress inventory Related to the Business shall be sold to NXP at book value in exchange for a note (the “WIP Note”) with a principal amount equal to such value (bearing interest at a rate per annum 250 basis points in excess of the 3-month LIBOR rate as in effect from time to time), and all finished goods shall be physically transferred as directed by Trident Cayman. As of the close of business of the day that Trident stops using the NXP IT Clone System as defined in the schedule to the Transition Services Agreement relating to IT matters (the “WIP Note Trigger Date”), all work in progress Related to the Business shall be sold to Trident Cayman or a Trident Subsidiary at book value. On the WIP Note Trigger Date, Trident Cayman or a Trident Subsidiary shall pay for the work in progress with the WIP Note (or appropriate portion thereof). To the extent amounts remain due under the WIP Note or amounts remain due for the purchase of the work in progress, a compensating cash payment shall be made in by the party owing such amount to the other party within ten (10 Business Days after the WIP Note Trigger Date.
          (d) Immediately after Closing, the IP Transfer and License Agreement and certain Acquired Assets, including, but not limited to, customer contracts, purchase orders related to sale of inventory and those Acquired Assets set forth in Section 1.4(p) shall be assigned and/or transferred from Dutch Newco to Trident Cayman in accordance with the values of such assets as set forth in Exhibit S, and, at the Closing, the relevant Direct Transfer Assets shall be assigned and/or transferred from NXP China to Trident China in accordance with the value of such assets as set forth in Exhibit S.
          2.2 Cash and Inventory Adjustments.
          (a) Not later than three (3) Business Days prior to the Closing, NXP shall deliver to Trident a certificate in the form attached hereto as Exhibit B (the “Inventory Estimate”) prepared in accordance with the Accounting Principles, setting forth a good faith estimate of (i) the Target Inventory Amount, (ii) the Closing Inventory Value and (iii) the amount of cash to be contributed to the Companies on the Closing Date pursuant to Section 1.14, together with a detailed calculation showing the determination of the amount of each category in dollars. The Inventory Estimate shall include a calculation, in reasonable detail, of the Standard Cost of Goods Sold used in establishing the Target Inventory Amount and the Closing Inventory Value.
          (b) Within forty five (45) days following the Closing, Trident shall deliver to NXP a statement in the form attached hereto as Exhibit C (the “Post-Closing

Statement”), setting forth Trident’s calculation of (i) the Target Inventory Amount, (ii) the Closing Inventory Value (iii) the cash actually contributed to the Companies on the Closing Date pursuant to Section 1.14, and (iv) the cash required to be contributed to the Companies on the Closing Date pursuant to Section 1.14, together with a detailed calculation showing the determination of the amount of each category in dollars. The Post-Closing Statement shall include a calculation, in reasonable detail, of the Standard Cost of Goods Sold used in establishing the Target Inventory Amount and the Closing Inventory Value.
          (c) If the Closing Inventory Value as shown on the Post-Closing Statement, or, if applicable, as determined pursuant to Sections 2.2(d)-(f) below (as finally determined, the “Final Closing Date Inventory Value”) is less than the Target Inventory Amount, NXP shall promptly pay to Trident an amount equal to such shortfall, and if the Final Closing Date Inventory Value exceeds the Target Inventory Amount, Trident shall promptly pay to NXP the amount of such excess. If it is determined on the basis of the Post-Closing Statement (or, if applicable, pursuant to Sections 2.2(d)-(f) below) that the amount of cash contributed to the Companies on the Closing Date pursuant to Section 1.14 is less than the amount required to be so contributed, then NXP shall promptly pay to Trident an amount equal to such shortfall. If it is determined on the basis of the Post-Closing Statement (or, if applicable, pursuant to Sections 2.2(d)-(f) below) that the amount of cash actually contributed to the Companies on the Closing Date pursuant to Section 1.14 is greater than the amount required to be so contributed, then Trident shall promptly pay to NXP an amount equal to such excess. Payments due hereunder shall be made as soon as practicable, in immediately available funds, and in any event, within three (3) Business Days of the final determination of any required payment.
          (d) Each of Trident and NXP shall provide the other with reasonable access to their respective records and employees, and the records and employees of their respective Subsidiaries, and each Party shall, and shall cause the employees of their respective Subsidiaries to, (i) cooperate in all reasonable respects with the other Party in connection with the preparation and review of the Post-Closing Statement and all elements thereof and (ii) provide the other Party with access to accounting records, supporting schedules and relevant information relating to the calculations supporting the Post-Closing Statement as such Party may reasonably request. NXP may object to the Post-Closing Statement or any element thereof by providing written notice of such objection to Trident within ten (10) Business Days after Trident’s delivery of the Post-Closing Statement (the “Notice of Objection”).
          (e) If NXP timely provides a Notice of Objection, then the Parties shall confer in good faith for a period of up to ten (10) Business Days following delivery of the Notice of Objection, in an attempt to resolve any disagreement and any resolution by them shall be in writing and shall be final and binding.
          (f) If, after such ten (10) Business Day period, NXP and Trident cannot resolve all such disagreements, then either Party may commence a resolution process by written notice to the other Party. In that case, the Parties shall engage Ernst & Young LLP, or if such firm is not able or willing to so act, another international accounting firm of recognized standing reasonably acceptable to both NXP and Trident (in any such case, the

“Reviewing Accountant”) to review any remaining disagreements with respect to the Post Closing Statement. The Reviewing Accountant shall be charged with resolving any such disagreements as promptly as practicable, but in any event within thirty (30) days after the date on which such dispute is referred to the Reviewing Accountant, and the Reviewing Accountant will determine whether and to what extent the Post Closing Statement requires adjustment. The Reviewing Accountant shall (i) act in its capacity as an expert and not as an arbitrator, (ii) consider only those matters as to which there is a dispute between the Parties, and (iii) be instructed to reach its conclusions regarding any such dispute within thirty (30) days after its appointment and provide a written explanation of its decision. In the event that Trident and NXP submit any dispute to a Reviewing Accountant, each such Party may submit one “position paper” and one “rebuttal” to the other party’s position paper to the Reviewing Accountant setting forth the position of such Party with respect to such dispute, to be considered by such Reviewing Accountant as it deems fit. Any determination of the Reviewing Accountant shall be final and binding on the Parties.
          (g) All costs and expenses incurred by the Reviewing Accountant shall be allocated between Trident and NXP based upon the percentage of the contested amount submitted to the Reviewing Accountant that is ultimately awarded to Trident on the one hand or NXP on the other hand such that Trident bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to NXP and NXP bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Trident.
          2.3 Share Purchase. Immediately following the Closing, upon the terms and subject to the conditions contained herein, Trident will issue and sell to NXP, and NXP will purchase from Trident, 6,666,667 newly issued shares of Trident Common Stock (the “Trident Cash Purchase Shares”) at a price of $4.50 per share, for a total cash payment of $30,000,001.50. Payment of the purchase price for the Trident Cash Purchase Shares shall be made by wire transfer of immediately available funds to an account designated by Trident no later than three (3) Business Days prior to the Closing.
ARTICLE 3
The Closing
          3.1 The Closing. Subject to the terms and conditions of this Agreement, the closing of the Transaction shall take place at the offices of Sullivan & Cromwell, LLP, 1870 Embarcadero Road, Palo Alto, CA 94303 (the “Closing”) at 10:00 a.m., local time, on the date that is three (3) Business Days following the satisfaction of all the conditions to each Party’s obligations hereunder or such other time and place as the Parties may mutually agree, provided that the Closing shall not occur prior to the first Business day of January 2010. Notwithstanding the foregoing, either Party may, at its option, if the Closing would otherwise occur within five (5) days before the last Business Day of a calendar month, defer the Closing to the final Business Day of such month; and the Parties will make all closing deliveries contemplated in this Section 3.1 into escrow and will each deliver to the other a certificate signed by a duly authorized executive officer of such Party confirming on behalf of each such Party and its Affiliates that all conditions precedent to the obligations to consummate the transactions contemplated by this Agreement have been satisfied or waived and that the Parties will have irrevocably committed to completing the transaction on the final Business Day of such calendar month. The date on which the Closing takes place shall be referred to herein as the “Closing Date.”
          (a) Closing deliveries of Trident. At the Closing, Trident shall deliver or cause to be delivered to NXP the following:
                    (i) Certificates representing the Trident Exchange Shares;
                    (ii) Duly executed copies of the third party consents or approvals listed on Schedule 6.2(c) hereto (the “Trident Consents”) that are obtained prior to the Closing;
                    (iii) A duly executed copy of the IP Transfer and License Agreement, together with duly executed copies of all documents, instruments and agreements required to be delivered at Closing under the IP Transfer and License Agreement;
                    (iv) A duly executed counterpart original of a transition services agreement in form and substance reasonably acceptable to Trident and NXP and reflecting (and in all respects consistent with) the terms set forth in Exhibit D (the “Transition Services Agreement”);
                    (v) A duly executed counterpart original of a manufacturing services agreement in form and substance reasonably acceptable to Trident and NXP and reflecting (and in all respects consistent with) the terms set forth in Exhibit E (the “Manufacturing Services Agreement”);
                    (vi) A duly executed counterpart original of a research and development services agreement in form and substance reasonably acceptable to Trident and NXP and reflecting (and in all respects consistent with) the terms set forth in Exhibit F (the “R&D Services Agreement”);
                    (vii) Duly executed counterpart originals of sublease agreements (the “Sublease Agreements”) and lease agreements (the “Lease Agreements”) in form and substance reasonably acceptable to Trident and NXP and reflecting (and in all respects consistent with) the terms set forth in Exhibits G and H, respectively;
                    (viii) A duly executed counterpart original of a stockholders agreement between Trident and NXP, in the form attached hereto as Exhibit I (the “Stockholders Agreement”);
                    (ix) A duly executed counterpart original of an agreement with BL-Car in form and substance reasonably acceptable to Trident and NXP and reflecting (and in all respects consistent with) the terms set forth in Exhibit J (the “BL-Car Agreement”);
                    (x) A duly executed counterpart original of a cooperation agreement with Silicon Tuners in form and substance reasonably acceptable to Trident and NXP and reflecting (and in all respects consistent with) the terms set forth in Exhibit K (the “Silicon Tuners Cooperation Agreement”);

                    (xi) FIRPTA documentation, including (A) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit L-1, dated as of the Closing Date and executed by Trident, and (B) a FIRPTA notification letter, in substantially the form attached hereto as Exhibit L-2, dated as of the Closing Date and executed by Trident;
                    (xii) A duly executed certificate of an authorized officer of Trident as to the conditions specified in Sections 9.2(a) and 9.2(b);
                    (xiii) A duly executed certificate of an authorized officer of Trident certifying (1) resolutions of Trident’s Board of Directors approving this Agreement, the Ancillary Agreements and the Transaction, (2) resolutions of Trident’s Stockholders approving the Charter Amendment, the issuance of Trident Common Stock to NXP as contemplated by this Agreement, (3) the adoption of the New Trident Equity Plan by Trident’s Stockholders and (4) Trident’s Charter Documents;
                    (xiv) A duly executed certificate of an authorized officer of Trident Cayman certifying (1) resolutions of Trident Cayman’s Board of Directors approving this Agreement, the Ancillary Agreements and the Transaction and (2) Trident Cayman’s Charter Documents;
                    (xv) An opinion from DLA Piper LLP (US), counsel to Trident and Trident Cayman, dated as of the Closing, with the form of opinions as set forth on Exhibit T; and
                    (xvi) Such other customary certificates, agreements or instruments as NXP may reasonably request.
          (b) Closing deliveries of NXP. At the Closing, NXP shall deliver to Trident and/or the Subsidiaries designated by Trident the following:
                    (i) Duly endorsed certificates representing the Securities together with duly endorsed certificates and/or duly authorized and executed instruments of transfer, with respect to the Direct Transfer Assets;
                    (ii) Duly executed copies of the third party consents or approvals listed on Schedule 4.1(d) or 5.2(c) hereof (the “NXP Consents”) that are obtained prior to the Closing;
                    (iii) A duly executed copy of the IP Transfer and License Agreement, together with duly executed copies of all documents, instruments and agreements required to be delivered at Closing under the IP Transfer and License Agreement;
                    (iv) The duly executed counterpart originals of the Acquired Intercompany Debt, including the originals of any instruments evidencing such Acquired Intercompany Debt;

                    (v) A duly executed counterpart original of the Transition Services Agreement;
                    (vi) A duly executed counterpart original of the Manufacturing Services Agreement;
                    (vii) A duly executed counterpart original of the R&D Services Agreement;
                    (viii) Duly executed counterpart originals of the Lease Agreements and the Sublease Agreements;
                    (ix) A duly executed counterpart original of the Stockholders Agreement;
                    (x) A duly executed counterpart original of the BL-Car Agreement;
                    (xi) A duly executed counterpart original of the Silicon Tuners Cooperation Agreement;
                    (xii) FIRPTA documentation, including (A) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit M-1, dated as of the Closing Date and executed by NXP, together with written authorization for Trident to deliver such notice form to the Internal Revenue Service on behalf of NXP after the Closing, and (B) a FIRPTA notification letter, in substantially the form attached hereto as Exhibit M-2, dated as of the Closing Date and executed by NXP;
                    (xiii) Written resignations of each of the persons holding the positions of a director or officer of the Companies and their Subsidiaries in office immediately prior to the Closing, in each case effective as of the Closing, including the release of any signature authority held by such directors and officers with respect to the Companies’ and their Subsidiaries’ bank accounts;
                    (xiv) At least three (3) Business Days prior to the Closing, the Inventory Estimate;
                    (xv) A duly executed certificate of an authorized officer of NXP as to the conditions specified in Sections 9.3(a) and 9.3(b);
                    (xvi) A duly executed certificate of an authorized officer of NXP certifying (1) resolutions of NXP’s supervisory board approving this Agreement and the Transaction; and (2) the Charter Documents of each Company and each of their Subsidiaries; and
                    (xvii) Fully executed counterparts of all of the Pre-Closing Carve-Out Agreements, together with evidence reasonably satisfactory to Trident that all asset transfers and other actions contemplated by the Pre-Closing Carve-Out Agreements have been completed as previously approved by Trident;
                    (xviii) Fully executed counterparts of all the China Direct Asset Transfer Agreements;
                    (xix) Evidence reasonably satisfactory to Trident that Dutch Newco holds the cash and inventory required by Section 1.9; and
                    (xx) Such other customary certificates, agreements or instruments as Trident may reasonably request.
          3.2 Post-Closing Deliveries of Trident. Immediately following the Closing, Trident shall deliver or cause to be delivered to NXP certificates representing the Trident Cash Purchase Shares, against payment therefor as provided in Section 2.3.
          3.3 Adjustments. Notwithstanding anything in this Agreement to the contrary, if (a) between the Agreement Date and the Closing, the issued and outstanding shares of Trident Common Stock or securities convertible or exchangeable into or exercisable for shares of Trident Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or (b) at the Closing, Trident’s representations and warranties in Section 6.7(a) are not true in any non-de minimis respect or Trident has breached the covenant set forth in Section 7.5(b)(vi) in any non-de minimis respect, then the number of Trident Exchange Shares and Trident Cash Purchase Shares shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be the Trident Exchange Shares and Trident Cash Purchase Shares; provided, that, nothing in this Section 3.2 shall operate as or be construed to be a waiver of any condition to NXP’s obligations under this Agreement or any of NXP’s other rights or remedies hereunder.
ARTICLE 4
Representations and Warranties of NXP Concerning the Business
Except as set forth in the attached disclosure schedules of NXP (the “NXP Disclosure Schedule”), NXP represents and warrants to Trident and Trident Cayman as follows:
          4.1 Organization and Authority.
          (a) Organization; Good Standing. Each of the Transferred Newcos, the Companies and each of their respective Subsidiaries is an Entity duly organized, validly existing and in good standing in jurisdictions that recognize the concept, under the laws of its jurisdiction of formation. Each of the Transferred Newcos, the Companies and each of their respective Subsidiaries has the requisite corporate power and authority to own, operate and lease its properties and to carry on its respective business as currently conducted. Each of the Transferred Newcos, the Companies and each of their respective Subsidiaries is duly qualified or licensed to do business, and is in good standing, in jurisdictions that recognize the concept, as a foreign Entity in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to have more than an immaterial adverse effect on the Business taken as a whole. None of the Transferred Newcos, the Companies or any of their respective Subsidiaries is in violation of any of its Charter Documents.
          (b) Power and Authority. Each of the Transferred Newcos, the Companies and each of their respective Subsidiaries has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under each of the Ancillary Agreements to which it is or will be a party and to consummate the Transaction. The Transaction and the execution, delivery and performance by the Transferred Newcos, the Companies and each of their respective Subsidiaries of the Ancillary Agreements to which they are or will be party and all other agreements, transactions and actions contemplated thereby, have been duly and validly approved and authorized by all necessary corporate action on the part of the Transferred Newcos, any Company and any applicable Subsidiary, and no other corporate action on the part of NXP, the Transferred Newcos, the Companies or any Subsidiary is required in connection therewith.
          (c) Enforceability. Each of the Ancillary Agreements to which any of the Transferred Newcos, the Companies or any of their Subsidiaries is a party are, or when executed by the parties thereto, will be, valid and binding obligations of the Transferred Newcos, such Company or Subsidiary, as applicable, enforceable against it in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.
          (d) No Consents; Conflicts. No consent, approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority, is necessary or required to be made or obtained by the Transferred Newcos, the Companies or any of their Subsidiaries to enable them to lawfully execute and deliver, enter into, and perform under each of the Ancillary Agreements to which any of them are party or to consummate the Transaction, (assuming, for the purpose of this Section 4.1, that following the Closing the Transferred Newcos, the Companies and their respective Subsidiaries will not be Subsidiaries of NXP), except (i) such filings and notifications as may be required to be made in connection with the Transaction under the HSR Act and other applicable Antitrust Laws set forth on Schedule 4.1(d)(i) of the NXP Disclosure Schedule (provided, however, that Schedule 4.1(d)(i) may be updated by NXP, with the consent of Trident (which consent shall not be unreasonably withheld or delayed) at any time prior to October 31, 2009 to reflect further analysis of applicable Antitrust Laws and any required filings and notifications) and the expiration or early termination of applicable waiting periods under the HSR Act and such Antitrust Laws (the “Antitrust Approvals”), (ii) as otherwise set forth on Schedule 4.1(d)(i) of the NXP Disclosure Schedule or (iii) those consents, approvals, orders, authorizations, releases, waivers, registrations, declarations or filings the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to be material to any Transferred Newco’s, the Companies’ and their Subsidiaries’ ability to consummate the Transaction or to perform their obligations under the Ancillary Agreements to which they are or will be a party or to have an adverse effect on the Business that is not immaterial. Neither the execution and delivery by the Transferred Newcos, the Companies or any of their Subsidiaries of any of the Ancillary Agreements, nor the consummation of the Transaction or any other transaction contemplated thereby (assuming, for the purpose of this Section 4.1, that following the Closing the Transferred Newcos, the Companies and their respective Subsidiaries will not be Subsidiaries of NXP), conflicts with or violates or results in any violation of or default under (with or without notice or lapse of time, or both) or gives rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under: (a) any provision of the Charter Documents of any Transferred Newco, any of the Companies or their Subsidiaries, each as currently in effect; (b) assuming the receipt of all consents, approvals, orders, authorizations, releases and waivers and the making of all registrations, declarations and filings set forth on Schedule 4.1(d)(i) of the NXP Disclosure Schedule, any Applicable Law; or (c) any Business Material Contract, in each case except as set forth on Schedule 4.1(d)(ii) of the NXP Disclosure Schedule and in the case of clause (b) or (c), other than such conflicts, violations, defaults, terminations, cancellations, modifications, accelerations or losses that, individually or in the aggregate, would not reasonably be expected to be material to, or to delay, any Transferred Newco’s, the Companies’ and their Subsidiaries’ ability to consummate the Transaction or to perform their obligations under the Ancillary Agreements to which they are or will be a party or to have an adverse effect on the Business that is not immaterial.
          4.2 Capital Structure. All of the Securities have been duly authorized and validly issued, are fully paid and nonassessable, were not issued in violation of and are not subject to any right of rescission, right of first refusal or preemptive right, and have been offered, issued, sold and delivered in compliance with all Applicable Laws. Other than the Securities, there are no other equity or ownership interests in any Transferred Newco, stock appreciation rights, options, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or agreements outstanding to purchase or otherwise acquire any of the Securities or any securities or debt convertible into or exchangeable for any of the Securities or obligating any Transferred Newco to grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or agreement. There is no Liability for dividends accrued and unpaid by a Transferred Newco, any of the Companies or any of their Subsidiaries.
          4.3 Subsidiaries. Schedule 4.3 of the NXP Disclosure Schedule sets forth a list of the direct and indirect Subsidiaries of each Transferred Newco and each Company, including the issued and outstanding shares of capital stock or other equity interests for each such Subsidiary (the “NXP Subsidiary Equity”) and the holders of such issued and outstanding shares of capital stock or other equity interests. The NXP Subsidiary Equity is owned, of record and beneficially, by Dutch Newco or the applicable Company as shown on such Schedule 4.3, free and clear of all Encumbrances other than Permitted Encumbrances. Other than the NXP Subsidiary Equity, there are no other equity or ownership interests in a Transferred Newco’s or the Companies’ Subsidiaries, stock appreciation rights, options, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or agreements outstanding to purchase or otherwise acquire any of the NXP Subsidiary Equity or any securities or debt convertible into or exchangeable for any of the NXP Subsidiary Equity or obligating a

Transferred Newco or any Company to grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or agreement. Except as set forth in Schedule 4.3 of the NXP Disclosure Schedule, none of the Transferred Newcos, the Companies or any of their Subsidiaries has any Subsidiary or any equity or ownership interest (or any interest convertible or exchangeable or exercisable for, any equity or ownership interest), whether direct or indirect, in any Person. None of the Transferred Newcos, the Companies or any of their Subsidiaries is obligated to make nor is it bound by any agreement or obligation to make any material investment or capital contribution in or to any other Person.
          4.4 Taxes.
          (a) The Transferred Newcos, the Companies and their Subsidiaries (and any consolidated, unitary, or aggregate group for Tax purposes of which the Transferred Newcos, the Companies or any of their Subsidiaries is or has been a member) have timely filed all Tax Returns that they were required to file and have timely paid all Taxes due and owing whether or not shown on any Tax Return. All Tax Returns were complete and accurate in all material respects and were prepared in substantial compliance with Applicable Law. The Transferred Newcos and the Companies have made available to Trident correct and complete copies of all Tax Returns and examination reports of, and any statements of deficiencies assessed against or agreed to by, the Transferred Newcos, the Companies or any of their Subsidiaries.
          (b) For all periods through and including the Closing Date, each of the Transferred Newcos, the Companies and their Subsidiaries (i) has complied in all material respects with all Applicable Law relating to the payment and withholding of Taxes (ii) within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and paid over to the proper Tax Authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law (including income and employment Tax withholding laws); and (iii) has timely filed all withholding Tax Returns. The Latest Balance Sheet reflects all Liabilities for unpaid Taxes of the Companies for periods (or portions of periods) through the date of the Latest Balance Sheet. Neither the Transferred Newcos nor the Companies has any Liability for unpaid Taxes accruing after the date of the Latest Balance Sheet except for Taxes arising in the ordinary course of business subsequent to the date of the Latest Balance Sheet.
          (c) There is (i) no claim for Taxes being asserted against the Transferred Newcos, the Companies or any of their Subsidiaries that has resulted in a lien against the property of the Transferred Newcos, the Companies or any of their Subsidiaries other than liens for Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves have been established under the Accounting Principles, (ii) to the Knowledge of NXP, no audit or pending audit of, or Tax controversy associated with, any Tax Return of the Transferred Newcos, the Companies or any of their Subsidiaries being conducted by any Tax Authority, (iii) no extension or waiver of any statute of limitations on the assessment of any Taxes granted by the Transferred Newcos, the Companies or any of their Subsidiaries currently in effect, and (iv) no agreement to any extension of time for filing any Tax Return which has not been filed. To the Knowledge of NXP, no claim has been made by a Tax Authority in a jurisdiction where the Transferred Newcos, the Companies or any of their Subsidiaries does not file Tax Returns that the Transferred Newcos, the Companies or any of their Subsidiaries is or may be subject to an obligation to file Tax Returns and pay Tax in that jurisdiction.
          (d) As of the Closing, none of the Transferred Newcos, the Companies or any of their Subsidiaries will be a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement and none of the Transferred Newcos, the Companies or any of their Subsidiaries will have any liability or potential liability to another party under any such agreement. None of the Transferred Newcos, the Companies or any of their Subsidiaries has any liability for the Taxes of any Person (other than the Transferred Newcos, the Companies or any of their Subsidiaries) under Applicable Law, by Contract, as a transferee or successor or otherwise.
          (e) None of the Transferred Newcos, the Companies or any of their Subsidiaries will be required to include in income, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) closing agreement described in Applicable Law; (iii) intercompany transactions or any excess loss account described in Applicable Law; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.
          (f) The Transferred Newcos and the Companies have provided to Trident documentation or summaries describing in reasonable detail any Tax holidays or incentives to which the Transferred Newcos, any of the Companies or any of their Subsidiaries benefits. Each of the Transferred Newcos, the Companies and their Subsidiaries is in compliance with the requirements for any applicable Tax holidays or incentives.
          (g) Neither the Transferred Newcos, the Companies nor any of their Subsidiaries is a U.S. real property holding company within the meaning of Section 897(c)(2) of the Code.
          4.5 SEC Reports and Financial Statements.
          (a) The statements regarding the Business and the Acquired Assets in NXP’s Annual Report on Form 20-F for the years ended December 31, 2007 and December 31, 2008 and any Reports on Form 6-K filed with the SEC subsequent to December 31, 2007 are true and correct in all respects material to NXP and its Subsidiaries taken as a whole.
          (b) On or prior to the Agreement Date, NXP has delivered to Trident (i) the unaudited consolidated balance sheet of the Business as of June 30, 2009 (the “Latest Balance Sheet”) and the related unaudited consolidated income statements for the six (6) month periods ended June 30, 2008 and June 30, 2009 (the “Interim Business Financial Statements”), and (ii) the audited consolidated balance sheets and income statements of the Business for the fiscal years ended December 31, 2007 and December 31, 2008, and any notes to the foregoing financial statements (the “Annual Business Financial Statements”, and together with the Interim Business Financial Statements both in the form delivered on or prior to the Agreement Date and in the form delivered pursuant to Section 7.22(a), the “Business Financial Statements”). The Business Financial Statements: (a) fairly present, in all material respects, the financial condition of the Business at the dates therein indicated and the consolidated results of operations and cash flows of the Business for the periods therein specified, subject in the case of the Interim Business Financial Statements to recurring adjustments and the absence of footnotes and similar presentation items therein; and (b) except as set forth in the notes to the Business Financial Statements, have been prepared in accordance with the Accounting Principles.
          (c) NXP maintains a system of internal accounting controls applicable to the Business sufficient to provide reasonable assurances, with respect to the Business, that (i) all transactions are executed in accordance with management’s general or specific authorization and (ii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with U.S. GAAP. NXP’s enterprise-wide system of internal accounting controls is sufficient as applicable to NXP and its Subsidiaries taken as a whole to provide reasonable assurances that (i) all transactions are executed in accordance with management’s general or specific authorizations, (ii) all transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to properties and assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences.
          4.6 Inventory. The Transferred Inventory is or will be, as applicable, good and useable or saleable in the ordinary course of business. The Transferred Inventory is or will be, as applicable, properly stored in compliance with Applicable Laws.
          4.7 Product Liability. (i) Neither NXP nor any of its Subsidiaries has agreed to provide a warranty with respect to the Company Products other than pursuant to NXP’s standard terms and conditions as in effect from time to time, the current form of which is included in Schedule 4.7 or pursuant to customers’ standard terms and conditions; (ii) as of the Agreement Date there are no pending or, to NXP’s Knowledge, threatened claims with respect to any such warranty, other than those that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Business taken as a whole; (iii) during the two (2) year period preceding the Agreement Date, there have been no statements, citations or decisions by any Governmental Authority declaring any of the Company Products defective or unsafe; and (iv) during the two (2) year period preceding the Agreement Date, there have been no recalls, including any recalls ordered by any Governmental Authority, with respect to any Company Product. As of the Agreement Date, there are no material pending, or, to NXP’s Knowledge, threatened, product liability claims against or involving the Business or any Company Product.
          4.8 Material Contracts. Schedule 4.8 of the NXP Disclosure Schedule sets forth a list of each of the following Contracts to which NXP or any of its Subsidiaries, including the Companies or any of their Subsidiaries, is a party and, unless otherwise specified, which Contracts are existing as of the Agreement Date (collectively with the Leases, the “Business Material Contracts”):

          (a) any Contract, other than any Contract for the sale and purchase of Company Products entered into in the ordinary course of business, providing for payments (whether fixed, contingent or otherwise) Related to the Business by or to it in an aggregate amount greater than $250,000 or more;
          (b) any Contract with any customer or supplier of the Business listed on Schedule 4.10(a) and Schedule 4.10(b), respectively, of the NXP Disclosure Schedules, other than standard form purchase orders in the ordinary course of business;
          (c) any dealer, distributor, OEM (original equipment manufacturer), VAR (value added reseller), sales representative or similar Contract under which any third party is authorized to act for any of the Companies in selling, sublicensing, leasing, distributing, marketing or taking orders for any Company Products;
          (d) any Contract with any labor union, works council or any collective bargaining agreement related to any Continuing Employees;
          (e) any Contract for the lease of real property Related to the Business;
          (f) any lease or other Contract Related to the Business under which NXP or any of its Subsidiaries is lessee of or holds or operates any items of tangible personal property providing for annual payments to the applicable third party in an amount greater than $250,000;
          (g) any Contract that (i) restricts any of the Companies or any Subsidiary thereof from engaging, participating or competing in any line of business, market or geographic area, (ii) restricts any of the Companies from freely setting prices for any Company Products (including most favored customer pricing provisions), (iii) commits NXP or any of its Subsidiaries to use any supplier or service provider for any minimum percentage or volume of the requirements of the Business, or supply to any customer any minimum percentage of the output of any product of the Business, (iv) restricts any of the Companies from soliciting potential employees, consultants, contractors or other suppliers or customers, other than any such employee non-solicit agreements contained in non-disclosure agreements or agreements with customers, vendors or potential business partners entered into in the ordinary course of business, or (v) that grants any exclusive rights or licenses, rights of refusal, rights of first negotiation or similar rights in respect of the Business to any party, in each case that would reasonably be expected to be material to, or materially restrict the operations of, the Business;
          (h) any Contract binding on any of the Companies providing for indemnification or warranties entered into outside of the ordinary course of business and that would reasonably be expected to be material to the Business;
          (i) any Contract entered into in connection with the sale of a business line of the Business that was, or could reasonably be expected to be, material to the Business;
          (j) any Contract that (i) was entered into during the two (2) year period preceding the Agreement Date or (ii) contains any material obligations that are binding upon any Company or any Subsidiary thereof, in each case providing for (or entered into in connection with) the settlement of any material litigation or the release of any material claim or right by or against NXP or any of its Subsidiaries Related to the Business, or Related to the Acquired Assets;
          (k) any Contract pursuant to which NXP or any of its Subsidiaries has acquired a business or entity, or significant assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, which business, entity or assets form a material part of the Business; or
          (l) any Contract for Indebtedness Related to the Business or Related to the Acquired Assets that would be binding upon the Transferred Newcos, any of the Companies or their Subsidiaries following the Closing.
Each of NXP and each of its Subsidiaries has performed all of the material obligations required to be performed by it and is entitled to all material benefits under each Business Material Contract. To the Knowledge of NXP, each Business Material Contract is in full force and effect. There exists no default or event of default or, to the Knowledge of NXP, event, occurrence, condition or act, with respect to NXP or any of its Subsidiaries or to the Knowledge of NXP, with respect to any other contracting party, which, with the giving of notice, the lapse of time or both, would reasonably be expected to (1) become a default or event of default under any Business Material Contract or (2) give any third party (i) the right to declare a default or exercise any remedy under any Business Material Contract, including the right to accelerate the maturity or performance of any obligation of any of the Companies or any of their Subsidiaries under any Business Material Contract, or the right to cancel, terminate or modify any Business Material Contract, other than those defaults, events of default, events, occurrences, conditions or acts that, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Business taken as a whole. As of the Agreement Date, none of NXP, the Transferred Newcos, the Companies or any of their Subsidiaries has received any written notice regarding any actual or possible material violation or breach of or material default under, or intention to cancel, any Business Material Contract.
          4.9 Absence of Certain Changes. From June 30, 2009 until the Agreement Date, the Business has operated in the ordinary course consistent with past practices, and since such date there has not been with respect to the Business, the Transferred Newcos, the Companies or any of their Subsidiaries any:
          (a) settlement of any claims, actions, arbitrations, disputes or other proceedings that, individually or in the aggregate, exceed $250,000;
          (b) entry into any new collective bargaining, labor union, works’ council or similar agreement or relationship, written or oral, related to the Business or termination or material modification of the terms of any such existing contract or agreement;
          (c) material increase in the base compensation or target bonuses of any persons that are Continuing Employees, other than as consistent with past custom and practice or as required by Applicable Law;

          (d) adoption, amendment or modification of any Assumed Company Benefit Arrangements;
          (e) disposals or commitments to dispose of capital equipment in excess of $250,000;
          (f) material changes in Accounting Principles applied by the Business, except as required by application of U.S. GAAP and other changes in applicable generally accepted accounting principles;
          (g) material Tax election;
          (h) any event, change, development or set of circumstances that has had or is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Business taken as a whole; or
          (i) commitment to do any of the foregoing.
          4.10 Customers and Suppliers.
          (a) Significant Customers. Schedule 4.10(a) of the NXP Disclosure Schedule lists those Persons that, in the twelve (12) months ended June 30, 2009, accounted for the largest amount of, and in the aggregate accounted for at least eighty percent (80%) of, the revenues for the Business (each, a “Significant Customer”). As of the Agreement Date, none of NXP or any of its Subsidiaries has any outstanding material disputes concerning its products and/or services with any Significant Customer. As of the Agreement Date, none of NXP or any of its Subsidiaries has received any written, or to the Knowledge of NXP, oral notice from any Significant Customer that such customer intends to terminate, materially modify, or materially reduce its volume of purchases under, existing Contracts with the Business.
          (b) Significant Suppliers. Schedule 4.10(b) of the NXP Disclosure Schedule lists each Person that, in the twelve (12) months ended June 30, 2009, accounted for the largest amount of, and in the aggregate accounted for at least eighty percent (80%) of, the expenses accrued for suppliers of products and/or services to the Business for such period (each, a “Significant Supplier”). As of the Agreement Date, none of NXP or any of its Subsidiaries has any outstanding material dispute concerning products and/or services provided by any Significant Supplier. As of the Agreement Date, none of NXP or any of its Subsidiaries has received any written, or to the Knowledge of NXP, oral notice from any Significant Supplier that such supplier intends to terminate or materially modify existing Contracts with the Business.
          4.11 Assets. The assets transferred to the Companies pursuant to the Pre-Closing Carve-Out Agreements, together with any assets, properties, rights or services that are transferred, leased, subleased or licensed pursuant to the Ancillary Agreements (excluding Intellectual Property and Trademarks), including the Acquired Assets, constitute the assets, properties, and rights owned by NXP and its Subsidiaries (excluding Intellectual Property and Trademarks) that are necessary to enable the Transferred Newcos, Companies and their

Subsidiaries to own, conduct and operate the Business as operated by NXP and its Subsidiaries, in each case immediately prior to the Closing without the need for Trident or Trident Cayman to acquire or license any other asset or property. As of the Closing Date, after giving effect to the Pre-Closing Restructuring, the Transferred Newcos and the Companies (and, to the extent applicable, each wholly-owned Subsidiary of the Companies) will have good and valid title to the Acquired Assets (excluding the Direct Transfer Assets owned by NXP China), free and clear of any Encumbrances, except permitted Encumbrances. NXP China has good and valid title to the Direct Transfer Assets to be sold, transferred and assigned by NXP China to Trident China, free and clear of any Encumbrances, except permitted Encumbrances. Schedule 4.11 of the NXP Disclosure Schedules constitutes a preliminary list of the Acquired Assets as described in Section 1.4(e), together with the preliminary net book values of such Acquired Assets, organized by country where such Acquired Assets are located. Schedule 4.11 shall be updated prior to Closing, as necessary, such that as of the Closing, the updated Schedule 4.11 shall constitute a true and correct list of the Acquired Assets as described in Section 1.4(e), together with the net book values of such Acquired Assets, organized by country where such Acquired Assets are located.
          4.12 Compliance with Laws. During the preceding two (2) years, the Business has been conducted, and currently is being conducted, in substantial compliance with Applicable Law, and neither NXP nor any of its Subsidiaries has received any written notification from any Governmental Authority or any employee of the Business of any claim of any past or present failure by NXP or any of its Subsidiaries to comply in all material respects with Applicable Law in connection with the operation of the Business. Neither NXP nor any of its Subsidiaries is in material violation or default of any order, judgment or decree, Related to the Business or by which the Companies, their Subsidiaries or the Acquired Assets are bound. To the Knowledge of NXP, NXP and its Subsidiaries have maintained, in all material respects, all records of the Business required to be maintained under Applicable Law. To the Knowledge of NXP, NXP and its Subsidiaries have in the conduct of the Business complied with all Applicable Laws regarding the protection of Customer Personal Data, including, without limitation, the requirements of EU Directive 95/46/EC and corresponding enabling legislation in member states. To the Knowledge of NXP, the transfer of the Business as contemplated by this Agreement will not violate any Applicable Laws or agreements between NXP (or one its Subsidiaries, as the case may be) and its customers relating to Customer Personal Data.
          4.13 Permits. Each of the Transferred Newcos, the Companies and each of their Subsidiaries holds (subject to obtaining any consents set forth on Schedule 4.1(d)(i)), or as of the Closing will hold, all material Permits, and all such Permits are or will be valid and in full force and effect. Neither NXP nor any of its Subsidiaries has received any written notice or, to NXP’s Knowledge, other communication from any Governmental Authority regarding (i) any actual or possible violation of any material Permit or any failure to comply with any term or requirement of any material Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Permit, in each case as it relates to the Business.
          4.14 Export Control Compliance. The Business has conducted its export transactions in accordance in all material respects with applicable provisions of export control laws and regulations, including any applicable provisions of the United States Export

Administration Act and implementing Export Administration Regulation, except where the failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on NXP, the Transferred Newcos, the Companies and/or each of their Subsidiaries Without limiting the foregoing, with respect to the Business: (1) each of NXP and each of its Subsidiaries has obtained all material export licenses and other approvals required for its exports of products, software and technologies; (2) each of NXP and its Subsidiaries is in material compliance with the terms of all applicable export licenses or other approvals; (3) there are no material pending or, to the Knowledge of NXP, threatened claims against NXP or any of its Subsidiaries with respect to such export licenses or other approvals; and (4) there are no actions, conditions or circumstances pertaining to NXP’s or any of its Subsidiaries’ export transactions that would reasonably be expected to give rise to any material claims, except in each case where such failure or existence, as the case may be, would not reasonably be expected to have a Material Adverse Effect on NXP, the Transferred Newcos, the Companies and/or each of their Subsidiaries. NXP does not maintain or conduct, and has not maintained or conducted, any business, investment operation or other activity in connection with the Business in or with: (A) any country or Person targeted by any economic sanctions of the United States, as administered by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), or (B) any Person appearing on the list of Specially Designated Nationals issued by OFAC.
          4.15 Environmental Matters.
          (a) As used in this Agreement, the following terms shall have the meanings indicated below:
                    (i) “Environmental and Safety Laws” shall mean all Applicable Laws in effect on the Agreement Date concerning public health and safety, worker health and safety and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any Hazardous Materials.
                    (ii) “Facilities” shall mean all buildings and improvements on the Premises.
                    (iii) “Hazardous Materials” shall mean any hazardous substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, infectious substances, asbestos, polychlorinated biphenyls, noise or radiation, in each case as regulated under Environmental and Safety Laws, but excludes office and janitorial supplies properly and safely maintained.
          (b) (i) To NXP’s Knowledge, all Hazardous Materials of NXP or any Subsidiary have been disposed of in accordance in all material respects with all Environmental and Safety Laws, except where the failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on NXP, the Transferred Newcos, the Companies and/or each of their Subsidiaries; (ii) neither NXP nor any Subsidiary has received any written notice of any noncompliance of the Facilities or the Premises with Environmental and Safety Laws that has not been resolved with no continuing obligation;

(iii) no written notices, administrative actions or suits are pending or, to NXP’s Knowledge, threatened relating to an actual or alleged material violation of any applicable Environmental and Safety Laws by NXP or any Subsidiary thereto as it relates to the Business; (iv) neither NXP nor any of its Subsidiaries is a responsible party under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any analogous state, local or foreign laws arising out of events occurring prior to the Agreement Date that relate to the Business and (v) no Premises has been contaminated with any Hazardous Materials that could reasonably be expected to require investigation or remediation under any Environmental and Safety Laws.
          4.16 Anti-Bribery Compliance.
          (a) None of the Transferred Newcos, the Companies or any of their Subsidiaries or, with respect to the Business, any member of the NXP Group, or, to NXP’s Knowledge, any of their respective directors, officers or employees or any other Person acting on their behalf has committed any violation of any Anti-Bribery Laws. Without limiting the foregoing, none of the Transferred Newcos, the Companies or any of their Subsidiaries or, with respect to the Business, any member of the NXP Group, or, to NXP’s Knowledge, any of their respective directors, officers or employees or any other Person acting on their behalf has, either directly or indirectly, engaged in, authorized or knowingly permitted (i) offer or payment of any bribe or kickback to any official or employee of any Governmental Authority or any relative of any such official or employee, or any other payments to such persons, whether or not legal, for the purpose of inducing or rewarding any favorable action by any official or employee of any Governmental Authority, including in order to obtain or retain business or to receive favorable treatment with regard to business, (ii) offer or payment of any bribe or kickback to persons other than government officials or their relatives, or any other payments to such persons, whether or not legal, to obtain or retain business or to receive favorable treatment with regard to business, (iii) offer or payment of any bribe, kickback or illegal contribution to any political party, political candidate or holder of governmental office, or any employee of any of the foregoing, including in order to obtain or retain business or to receive favorable treatment with regard to business, (iv) offer or payment of fees to consultants or commercial agents which disguise offers or payments aimed for a bribe, kickback or illegal contribution; or (v) offer or payment of any payments or reimbursements made to personnel of the Transferred Newcos, the Companies or any of their Subsidiaries for the purposes of enabling them to expend time or to make contributions or payments of the kind or for the purposes referred to in subsections (i) through (iv) above.
          (b) The Transferred Newcos, the Companies and their Subsidiaries and, with respect to the Business, each member of the NXP Group, have implemented an appropriate legal compliance program designed to provide reasonable assurance of compliance with Anti-Bribery Laws in accordance with the United States Sentencing Commission, Federal Sentencing Guidelines, Chapter Eight—Sentencing Organizations, including (i) written policies and procedures, including appropriate periodic or event-based written certifications, (ii) training of the Companies’ and their Subsidiaries’ directors, officers or employees, (iii) processes for reporting, investigating, remediating and punishing violations and (iv) document retention policies.

          4.17 Employees and Compliance.
          (a) NXP and its Subsidiaries have paid to all Continuing Employees, independent contractors and consultants of the Business all material wages and salaries due to or on behalf of such employees, independent contractors and consultants and required to be paid as of the Agreement Date. Neither NXP nor any of its Subsidiaries is liable, with respect to the Business, for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than payments made in the normal course of business and consistent with past practice). There are no controversies pending or, to the Knowledge of NXP, threatened, between the Transferred Newcos, the Companies or any of their Subsidiaries, on the one hand, and any of their employees, on the other hand, which controversies have or would reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Authority that are reasonably likely to be material to the Business.
          (b) Schedule 4.17(b) of the NXP Disclosure Schedule contains a complete list of the functional titles and headcounts of all full time employees of NXP and its Subsidiaries who are primarily engaged in the Business as of the Agreement Date. A complete list of all current employees of NXP and its Subsidiaries primarily engaged in the Business will be made available to Trident prior to the Closing. All Employees of the Business are, or as of the Closing will be, legally permitted to be employed by the Transferred Newcos, the Companies or any of their Subsidiaries in the jurisdiction in which such employee or temporary worker is employed in their current job capacities under Applicable Law. All Employees of the Business have been hired and/or their contracts renewed, and perform their duties in compliance in all material respects with Applicable Law. All independent contractors providing services to the Business have, to the Knowledge of NXP, been properly contracted and classified as independent contractors for purposes of applicable Tax laws, labor laws, social security laws, laws applicable to employee benefits and other Applicable Law. None of the Transferred Newcos, the Companies or any of their Subsidiaries has, or as of the Closing will have, any employment or consulting contracts currently in effect that are not terminable at will (other than agreements with the sole purpose of providing for the confidentiality of proprietary information or assignment of inventions). As of the Agreement Date, none of the Transferred Newcos, the Companies is, to the Knowledge of NXP, party to or otherwise bound by any contract that obligates any Company, any Company Subsidiaries or Trident to make an offer of employment to any present or former employee or consultant of a Transferred Newco, the Companies or any of their Subsidiaries. As of the Closing Date, none of the Transferred Newcos, the Companies or any of their Subsidiaries shall have any employees who are not Continuing Employees.
          (c) Except as set forth in Schedule 4.17(c) of the NXP Disclosure Schedules, none of the Transferred Newcos, the Companies or any of their Subsidiaries or, with respect to Employees of the Business, any member of the NXP Group, (1) is subject to any collective bargaining agreement with respect to any Employees of the Business, (2) is subject to any other contract with any trade or labor union, employees’ association or similar organization, and (3) has any current material labor disputes, except, in the case of clauses (1) and (2), for customary agreements with trade unions representing Employees of the Business. NXP and its Subsidiaries have good labor relations with respect to Employees of the Business, and NXP has no Knowledge of any facts indicating that the consummation of the Transaction or any of the other transactions contemplated hereby shall have a material adverse effect on such labor relations. To the Knowledge of NXP, there are no pending, or threatened, efforts to certify any Person as the collective bargaining agent of all or some of the Employees of the Business.
          (d) Benefit Plans.
                    (i) Schedule 4.17(d)(i)-A of the NXP Disclosure Schedule lists each material individual employment, consulting, severance, bonus or other similar contract with any Employee of the Business and each material employee benefit plan or arrangement providing for insurance coverage (including any self-insured arrangements that are clearly identified as such, and any stop-loss insurance policies issued in connection with such self-insured arrangements), workers’ benefits, vacation benefits, severance benefits, retention, disability benefits, death benefits, hospitalization benefits, relocation benefits, cafeteria benefits, child care benefits, sabbatical, retirement benefits, deferred compensation, pension plan, profit-sharing, bonuses, stock options, phantom stock, restricted stock, stock appreciation, management equity participation plans or other forms of incentive compensation or post-retirement insurance, compensation or benefits for employees, consultants or directors that is currently in effect, maintained or contributed to the Transferred Newcos, the Companies or any of their Subsidiaries or by NXP or any of its Affiliates and which covers any employee or former employee with respect to the Business. Such contracts, plans and arrangements with respect to the Business as are described in this Section 4.17(d)(i) are hereinafter collectively referred to as “Company Benefit Arrangements.” Schedule 4.17(d)(i)-B lists each material Company Benefit Arrangement that is being assumed in the Transaction or continued by the Transferred Newcos, any of the Companies or any of their Subsidiaries following the Closing (the “Assumed Company Benefit Arrangements”).
                    (ii) Each Company Benefit Arrangement has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all Applicable Law that is applicable to such Company Benefit Arrangement.
                    (iii) All payments and/or contributions required to be made on or prior to the Closing Date, or in relation to any period ending on or before the Closing Date, by NXP or any of its Affiliates in connection with Company Benefit Arrangements have been made to the applicable pension fund(s) and/or pension insurance company(ies), or other entity maintaining or managing the applicable Company Benefit Arrangement.
                    (iv) NXP has made available to Trident complete and correct summaries of each Assumed Company Benefit Arrangement.
                    (v) No suit, administrative proceeding, action or other litigation (other than routine claims for benefits in the ordinary course) has been brought, or to the Knowledge of NXP, is threatened against or with respect to any Company Benefit Arrangement, including any audit or inquiry by any Governmental Authority.

                    (vi) No Company Benefit Arrangement (other than life insurance arrangements) provides post-termination or retiree welfare benefits to any person for any reason, except (i) as may be required under Section 4980B of the Code or similar state or non-U.S. law, (ii) benefits the full cost of which are borne by the employees or (iii) disability benefits under a welfare plan that is fully provided for by insurance.
                    (vii) No Company Benefit Arrangement maintains or contributes to, or has in the past sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA.
                    (viii) None of the Transferred Newcos, the Companies, any of their Subsidiaries or any ERISA Affiliate, or any predecessor thereof, contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA.
          (e) Unless otherwise indicated in Schedule 4.17(e) of the NXP Disclosure Schedule, none of the Transferred Newcos, the Companies or any of their Subsidiaries or, with respect to the Business, any member of the NXP Group, is a party to any: (1) contract with any Employee of the Business (i) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving any Company or any Company Subsidiaries in the nature of the Transaction or any of the other transactions contemplated by any Ancillary Agreement, (ii) providing any term of employment or compensation guarantee, or (iii) providing severance benefits or other benefits after the termination of employment of such employee regardless of the reason for such termination of employment; or (2) Company Benefit Arrangement, any of the benefits of which shall be increased, or the vesting of benefits of which shall be accelerated, by the occurrence of the Transaction, or any event subsequent to the Transaction such as the termination of employment of any Continuing Employee, or the value of any of the benefits of which shall be calculated on the basis of any of the Transactions.
          4.18 Litigation. There is no private or governmental action, suit, arbitration, mediation, proceeding, claim or investigation, pending, or to the Knowledge of NXP, threatened against (i) any Company or any Company Subsidiaries or (ii) NXP or its Subsidiaries Related to the Business or Related to the Acquired Assets, or (iii) any officer, director, employee or agent of NXP or its Subsidiaries (including the Transferred Newcos, the Companies or any of their Subsidiaries) in their capacity as such or relating to their employment, services or relationship with NXP or its Subsidiaries (including the Transferred Newcos, the Companies or any of their Subsidiaries) that is reasonably likely to be material to the Business. There is no material judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator outstanding against any of NXP or its Subsidiaries, or any of their respective assets or properties (or against any officer, director, employee or agent of NXP or its Subsidiaries in their capacity as such or relating to their employment, services or relationship with NXP or its Subsidiaries) Related to the Business. None of NXP or any of its Subsidiaries has any material action, suit, arbitration, mediation, proceeding, claim or investigation pending against any Governmental Authority or any other Person, arising out of or Related to the Business.
          4.19 Corporate Documents. NXP has made available to Trident (a) copies of the Charter Documents, each as currently in effect, of the Transferred Newcos, the Companies and their Subsidiaries; (b) the minute books containing records of proceedings, consents, actions and meetings of the board of directors or similar body and any committees thereof and equity holders of the Transferred Newcos, the Companies and their Subsidiaries (excluding minutes that have not been prepared as of the Agreement Date); and (c) copies of all Pre-Closing Carve-out Agreements, and any permits, orders and consents issued, and filings by the Transferred Newcos, the Companies and their Subsidiaries, in connection with such transactions.
          4.20 Personal Property; Leased Property. The Transferred Newcos and the Companies have, or as of the Closing will have, either directly or indirectly through one of their Subsidiaries, good and marketable title to all of the Acquired Assets (which excludes Leased Property and Intellectual Property and Trademarks), free and clear of all Encumbrances other than Permitted Encumbrances. All such items of personal property are in good operating condition and repair, normal wear and tear excepted. The Transferred Newcos and the Companies have, or as of the Closing will have, either directly or indirectly through one of their Subsidiaries, good and marketable leasehold title to all of the Leased Property, free and clear of all Encumbrances other than Permitted Encumbrances. None of the Leases contains any provisions that (i) prevent the Transferred Newcos or the Companies from using any of the Leased Properties in the manner in which they are currently used or (ii) impose any material additional costs (other than scheduled rental increases) or requirements as a condition to their continued use. Neither NXP nor any of its Subsidiaries have (A) subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Property or any portion thereof, or (B) collaterally assigned or granted any other security interest in such Leases or any interest therein. There are no Encumbrances on the estates or interests created by the Leases, except Permitted Encumbrances.
          4.21 Intellectual Property.
          (a) (i) Except for the Transferred IP, neither NXP nor any of its Subsidiaries owns any Intellectual Property that is used exclusively within the Business as currently conducted by NXP and/or its Subsidiaries. The parties acknowledge that NXP makes no representation or warranty as to whether all of the Transferred IP is used exclusively within the Business.
                    (ii) The Licensed NXP IP and the Transferred IP constitute all of the Intellectual Property owned by NXP and/or its Subsidiaries that is used by or within the Business as currently conducted, by NXP and/or its Subsidiaries.
                    (iii) The Third Party IP constitutes all of the Intellectual Property that is licensed by NXP or its Subsidiaries from one or more third parties that is used by or within the Business as currently conducted by NXP and/or its Subsidiaries, other than licenses for commercially available, “off-the-shelf,” “shrink-wrap” or “click-through” non-product-related software and any such product-related software that is priced at $500,000 or less for the license.
                    (iv) Other than (x) the Exclusive IP Contracts, (y) licenses for commercially available, “off-the-shelf”, “shrink-wrap” or “click-through” software and (z) IP Contracts entered into by NXP or any of its Subsidiaries during the period between the

Agreement Date and the Closing Date in compliance with this Agreement or otherwise with the prior written consent of Trident (which consent shall not be unreasonably withheld or delayed), neither NXP nor any of its Subsidiaries is a party to any IP Contracts that are in effect either on the Agreement Date or immediately prior to the Closing and used exclusively within the Business as currently conducted by NXP and its Subsidiaries. The parties acknowledge that NXP makes no representation or warranty as to whether all of the Exclusive IP Contracts are used exclusively within the Business.
          (b) The Transferred IP, the Licensed NXP IP and the Third Party IP, together with any assets, properties, rights or services that are transferred, leased, subleased or licensed pursuant to the Ancillary Agreements, constitute all Intellectual Property sufficient to enable the Companies and their Subsidiaries to conduct the Business as currently conducted by NXP and/or its Subsidiaries, other than licenses for commercially available, “off-the-shelf,” “shrink-wrap” or “click-through” non-product-related software and any such product-related software that is priced at $500,000 or less for the license.
          (c) NXP or one or more of NXP’s Subsidiaries own all of the Transferred IP free and clear of all Encumbrances, other than Permitted Encumbrances. Except for NXP or one or more of its Subsidiaries, no Persons have an ownership interest in the Transferred IP, other than moral rights that cannot, as a matter of Applicable Law, be assigned. Schedule 4.21(c) of the NXP Disclosure Schedules sets forth a list of exclusive licenses to which any of the Transferred IP or Licensed NXP IP is subject.
          (d) Except for actions of the relevant jurisdiction’s patent and trademark office or other government intellectual property office received in the ordinary course of prosecution (collectively, “Office Actions”), none of the Transferred IP is subject to any outstanding Order adversely affecting NXP’s use thereof or rights thereto or which permit third parties to use any Transferred IP (other than on a non-exclusive basis as identified on Schedule 4.21(d)) or requires any future payment by NXP or any NXP Subsidiary.
          (e) During the three (3) years preceding the Agreement Date, neither NXP nor any of its Subsidiaries has received any written communications from third parties (i) claiming or asserting that the conduct of the Business or any of the activities conducted by NXP and its Subsidiaries that are relevant to the Business, or any of the products sold or services provided by NXP or any of its Subsidiaries in connection therewith infringes upon or otherwise violates the Intellectual Property of any other Person, or (ii) offering to grant an Intellectual Property license for use in connection with activities conducted by NXP and its Subsidiaries relevant to the Business or with any of the products sold or services provided by NXP or any of its Subsidiaries in connection therewith.
          (f) There is no litigation, opposition, cancellation, proceeding, objection or claim pending, or asserted concerning the use, ownership, validity, registerability or enforceability of any Transferred IP, except for any Office Actions. To the Knowledge of NXP, no such litigation, proceeding or claim is currently threatened, and at no time within the two years prior to the date of this Agreement has any such litigation, proceeding or claim been pending.

          (g) Neither the execution, delivery or performance of this Agreement or the Ancillary Agreements to which NXP or its Subsidiaries are a party nor the consummation of the transactions hereby and thereby will (assuming, for the purposes of this Section 4.21(g), that following the Closing Trident and its Subsidiaries (including the Transferred Newcos, the Companies and their respective Subsidiaries) will not be Subsidiaries of NXP) (i) constitute a breach of or default under any Material Exclusive IP Contract or (ii) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Transferred IP or the granting of any license or rights to any Person with respect to the Transferred IP, in each case in this clause (ii) pursuant to Contracts to which NXP or any of its Subsidiaries is a party.
          (h) Each of NXP and each of its Subsidiaries has performed in all material respects all of the obligations required to be performed by it and is entitled to all material benefits under each Material Exclusive IP Contract and each Contract for Third Party IP (as it relates to the Business). To the Knowledge of NXP, each Material Exclusive IP Contract and Contract for Third Party IP is in full force and effect. There exists no default or event of default, and, to the Knowledge of NXP, there exists no event, occurrence, condition or act, with respect to NXP or any of its Subsidiaries, and, to the Knowledge of NXP, with respect to any other contracting party, which, with the giving of notice, the lapse of time or both, would reasonably be expected to (1) become a default or event of default under any Contract for Third Party IP (as it Relates to the Business) or any Material Exclusive IP Contract, or (2) give any third party the right to declare a default or exercise any remedy under any Material Exclusive IP Contract (including the right to accelerate the maturity or performance of any obligation of NXP or any of its Subsidiaries under any Material Exclusive IP Contract) or the right to cancel, terminate or modify any Material Exclusive IP Contract, other than those defaults, events of defaults, events, occurrences, conditions or acts that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Business taken as a whole. None of NXP or any of its Subsidiaries has received any written notice regarding any actual or possible material violation or breach of or material default under, or intention to cancel any Material Exclusive IP Contract.
          (i) NXP and its Subsidiaries have taken commercially reasonable steps to protect, preserve and maintain the secrecy and confidentiality of confidential information included or used in any Transferred IP that they, in their reasonable judgment, determine should be maintained as confidential or proprietary, including any Trade Secrets. To NXP’s Knowledge, there has been no disclosure by NXP of any information related to the Transferred IP that NXP, in its reasonable business judgment, determined should be held as confidential information or a Trade Secret, in each case that would reasonably be expected to have a material impact on the intellectual property position of the Business. NXP and its Subsidiaries maintain and enforce a policy of requiring each of its officers, employees, consultants and independent contractors of NXP or any of its Subsidiaries who create any Intellectual Property of NXP or any of its Subsidiaries that is included in any Transferred IP or Licensed NXP IP, to execute and deliver an agreement assigning to NXP or its Subsidiaries any rights such individuals may have to such Intellectual Property and not to disclose or use in an unauthorized manner any confidential or proprietary information of NXP and its Subsidiaries. To NXP’s Knowledge, NXP and its Subsidiaries’ employees performance of their employment activities do not violate any Person’s Intellectual Property Rights or obligations to any other Person.
          (j) Schedule 4.21(j) of the NXP Disclosure Schedules contains a true and complete list of all of the following to the extent included in the Transferred IP: (1) all worldwide registrations made by or on behalf of NXP or any of its Subsidiaries of any patents, copyrights, mask works, trademarks, service marks or Internet domain names with any Governmental Authority or quasi-governmental authority, including Internet domain name registrars and (2) all patent applications, copyright applications, mask work applications and applications for registration of trademarks or service marks (collectively, the “NXP Registered IP Rights”), and, where applicable, the jurisdiction in which each of the NXP Registered IP Rights has been applied for, filed or registered, and the applicable registration, application, serial number or other similar identifier and the name of all registrants, applicants and filers. All NXP Registered IP Rights are subsisting (excluding applications) and, to the Knowledge of NXP, all NXP Registered IP Rights are valid and in force and effect (except with respect to applications), and have not expired or been cancelled or abandoned and all filings and payments have been made and other actions taken to maintain all NXP Registered IP Rights in full force and effect. Schedule 4.21(j) (such schedule to be provided at the Closing) is a complete and accurate list of all actions (including payment of fees) necessary within the 120 day period following the Closing Date to prosecute, maintain or otherwise keep in full force and effect the NXP Registered IP Rights.
          (k) All of NXP Registered IP Rights are owned by NXP. No NXP Registered IP Rights is jointly owned or owned by any NXP Subsidiary. NXP has the sole right to enforce all NXP Registered IP Rights.
          (l) To the Knowledge of NXP, none of NXP nor any of its Subsidiaries has incorporated Open Source Materials into, or combined Open Source Materials with any NXP Identified IP in such a way that (i) requires the distribution or making available of software source code, (ii) prohibits or limits NXP or any of its Subsidiaries from charging a fee or receiving consideration in connection with the licensing, sublicensing or distribution of any product, software or technology, (iii) except as permitted by law notwithstanding a contractual prohibition, grants any right to any Person (other than NXP or its Subsidiaries) to decompile, disassemble or reverse engineer any product, software or technology, or (iv) requires the licensing of any software for purposes of making derivative works.
          (m) To the Knowledge of NXP, the operation of the Business as currently conducted, including, the design, development, manufacture, branding, marketing, use, distribution, import, provision and sale of NXP Identified IP, does not infringe upon or misappropriate any Intellectual Property or other proprietary right owned by any Person, violate any right to privacy or publicity of any person, or constitute unfair competition or unfair trade practices under the Laws of any jurisdiction where NXP currently conducts business.
          (n) To the Knowledge of NXP, no third party is misappropriating, infringing, or violating any of the Transferred IP or Licensed NXP IP in the Newco Field (as

it currently exists). None of NXP or any of its Subsidiaries has any action, suit, arbitration, mediation, proceeding or claim pending against any third party alleging that such third party is misappropriating, infringing or violating any of the Transferred IP or Licensed NXP IP.
          (o) To the Knowledge of NXP, neither NXP nor any Subsidiary of NXP has any obligation to pay any third party any future royalties or other fees currently estimated to be in excess of $50,000 in any year for the continued use of Third Party IP in the Business that is related to the design, development, operation, function, distribution or commercialization of the Company Products in the Business, other than commercially available, “off the shelf”, “shrink wrap” or “click through” software.
          (p) To the Knowledge of NXP, each item of NXP Identified IP currently offered for sale or license by NXP (or its Subsidiaries, as the case may be) (other than NXP Identified IP distributed or licensed to customers on an “as is” basis) conforms in all material respects with all current specifications and published technical documentation of NXP or any of its Subsidiaries.
          (q) Immediately prior to the Closing, all Transferred IP will be fully transferable, alienable or licensable by Dutch Newco, or, if applicable pursuant to Section 1.10(b), USIP LLC, without restriction and without payment of any kind to any third party (other than restrictions under Applicable Law, requirements under Applicable Law to file documents with and pay fees to patent, trademark, copyright and other governmental offices and non-exclusive licenses and Permitted Encumbrances).
          4.22 No Prior Operations. The Transferred Newcos and each Company (other than the Israeli Subsidiary) were formed solely for the purpose of effecting the Transaction and have not engaged in any business activities or conducted any operations other than in connection with the Transaction.
          4.23 No Brokers. None of NXP, the Transferred Newcos, the Companies or any of their Subsidiaries or any Affiliate of the Transferred Newcos, the Companies or any of their Subsidiaries is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Transaction, other than Credit Suisse Securities (Europe) Limited. None of Trident, Trident Cayman, the Transferred Newcos, the Companies or any of their Subsidiaries shall incur any Liability, either directly or indirectly, to any such investment banker, broker, finder or similar party as a result of this Agreement or the Transaction.
          4.24 Disclaimer of other Representations and Warranties.
          (a) Subject to Section 4.24(b), and except as set forth in this Article 4 or Article 5 or in the Ancillary Agreements and Pre-Closing Carve-Out Agreements, NXP makes no representation or warranty, express or implied, at law or in equity, in respect of NXP or its Subsidiaries, or any of their assets, liabilities or operations or the Business, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed.

          (b) The parties hereto agree that, notwithstanding the foregoing, nothing in this Section 4.24 shall limit (i) the liability of NXP for fraud or intentional misrepresentation, (ii) the representations and warranties set forth in this Article 4 or Article 5 or the covenants and agreements contained in this Agreement of any Party or (iii) subject to Section 12.1, the remedies of Trident and Trident Cayman with respect to any breach by NXP of any such representation, warranty, covenant or agreement.
ARTICLE 5
Representations and Warranties of NXP Concerning the Transaction
          Except as set forth in the NXP Disclosure Schedule, NXP represents and warrants to Trident and Trident Cayman as follows:
          5.1 Organization and Good Standing. NXP is a private company with limited liability, duly organized and validly existing under the laws of The Netherlands.
          5.2 Power, Authorization and Validity.
          (a) Power and Authority. NXP has the corporate power and authority to own, operate and lease the Acquired Assets and to carry on the Business as currently conducted. NXP has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is or will be a party and to consummate the Transaction. The Transaction and the execution, delivery and performance by NXP of this Agreement, each of the Ancillary Agreements to which it is or will be a party and all other agreements, transactions and actions contemplated hereby or thereby, have been duly and validly approved and authorized by all necessary corporate action on the part of NXP, and no other corporate action on the part of NXP is required in connection therewith.
          (b) Enforceability. This Agreement has been duly executed and delivered by NXP. This Agreement and each of the Ancillary Agreements to which NXP is a party are, or when executed by the parties thereto, will be, valid and binding obligations of NXP, enforceable against it in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.
          (c) No Consents; Conflicts. No consent, approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by NXP to enable NXP to lawfully execute and deliver, enter into, and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is or will be a party or to consummate the Transaction, except (i) the Antitrust Approvals, (ii) as set forth on Schedule 5.2(c) or (iii) those consents, approvals, orders, authorizations, releases, waivers, registrations, declarations or filings the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to be material to NXP’s ability to consummate the Transaction or to perform its obligations under this Agreement or the Ancillary Agreements to which it is or will be a party or to have an adverse effect on the Business that is not immaterial. Neither the execution and delivery by NXP of this Agreement or any of the Ancillary Agreements to which NXP is or will be a party, nor the consummation of the Transaction or any other transaction contemplated hereby or thereby, conflicts with or violates or results in any violation of or default under (with or without notice or lapse of time, or both) or gives rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under: (a) any provision of the Charter Documents of NXP, each as currently in effect; (b) any Applicable Law; or (c) any Business Material Contract, any Contract unrelated to the Business, or any Contract relating to Indebtedness, in each case to which NXP or any of its Subsidiaries is a party, other than in the case of clauses (b) and (c), as set forth on Schedule 5.2(c) or such conflicts, violations, defaults, terminations, cancellations, modifications, accelerations or losses that would not, individually or in the aggregate, reasonably be expected to be material to, or to delay, NXP’s ability to consummate the Transaction or to perform its obligations under this Agreement or the Ancillary Agreements to which it is or will be a party or to have an adverse effect on the Business that is not immaterial.
          5.3 Title to Securities. NXP is the legal and beneficial owner of, and holds good and marketable title to, the Securities, free and clear of all Encumbrances other than Permitted Encumbrances.
          5.4 Proxy Statement. The information supplied by NXP for inclusion in the Proxy Statement shall not at the time the Proxy Statement is filed with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by NXP for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is mailed to Trident’s Stockholders or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders’ Meeting which has become false or misleading. Notwithstanding the foregoing, NXP makes no representation or warranty with respect to any information included in the Proxy Statement other than that supplied by NXP for inclusion in the Proxy Statement.
          5.5 Disclaimer of other Representations and Warranties.
          (a) Subject to Section 5.5(b), and except as set forth in Article 4 or this Article 5 or in the Ancillary Agreements and Pre-Closing Carve-Out Agreements, NXP makes no representation or warranty, express or implied, at law or in equity, in respect of NXP or its Subsidiaries, or any of their assets, liabilities or operations or the Business, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed.
          (b) The parties hereto agree that, notwithstanding the foregoing, nothing in this Section 5.5 shall limit (i) the liability of NXP for fraud or intentional misrepresentation, (ii) the representations and warranties set forth in Article 4 or this Article 5 or the covenants and agreements contained in this Agreement of any Party or (iii) subject to Section 12.1, the remedies of Trident and Trident Cayman with respect to any breach by NXP of any such representation, warranty, covenant or agreement.
ARTICLE 6
Representations and Warranties of Trident
          Except as set forth in the attached disclosure schedule of Trident (the “Trident Disclosure Schedule”), Trident represents and warrants to NXP as follows:
          6.1 Organization and Good Standing. Trident and each of its Subsidiaries is an Entity duly organized, validly existing and in good standing under the laws of its jurisdiction of formation. Each of Trident and each of its Subsidiaries has the requisite corporate power and authority to own, operate and lease its properties and to carry on its respective business as currently conducted. Each of Trident and each of its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in jurisdictions that recognize the concept, as a foreign Entity in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to have more than an immaterial adverse effect on Trident and its Subsidiaries taken as a whole. None of Trident or any of its Subsidiaries is in violation of any of its Charter Documents.
          6.2 Power, Authorization and Validity.
          (a) Power and Authority. Trident and each of its Subsidiaries has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is or will be a party and to consummate the Transaction. The Transaction and the execution, delivery and performance by Trident and Trident Cayman of this Agreement, each of the Ancillary Agreements to which Trident or any of its Subsidiaries is or will be a party and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Trident and any such Subsidiary, and no other corporate action on the part of Trident or any such Subsidiary, other than the Required Stockholder Approval, is required in connection therewith. Trident’s Board of Directors has (i) unanimously determined that the Transaction is in the best interests of Trident and its stockholders, approved this Agreement, the Transaction, the Ancillary Agreements and the other transactions contemplated hereby and thereby, (ii) received the opinion of Trident’s financial advisor, Union Square Advisors, to the effect that the Transaction is fair from a financial point of view to Trident and its stockholders, and (iii) unanimously resolved to recommend approval of the issuance of Trident Common Stock to NXP as contemplated by this Agreement and directed that such issuance be submitted to Trident’s Stockholders for their approval.
          (b) Enforceability. This Agreement has been duly executed and delivered by each of Trident and Trident Cayman. This Agreement and each of the Ancillary Agreements to which Trident or any of its Subsidiaries is or will be a party are, or when executed by Trident or any such Subsidiary shall be, valid and binding obligations of Trident and any such Subsidiary, enforceable against it in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.
     (c) No Consents, Conflicts. No consent, approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by Trident or any of its Subsidiaries to enable Trident and any such Subsidiary to lawfully execute and deliver, enter into, and perform its obligations under this Agreement and each of the Ancillary Agreements to which any of them is or will be a party or to consummate the Transaction, except (i) the Antitrust Approvals set forth on Schedule 6.2(c) of the Trident Disclosure Schedule (provided, however, that Schedule 6.2(c) may be updated by Trident, with the consent of NXP on or before October 31, 2009 (which consent shall not be unreasonably withheld or delayed) to reflect further analysis of applicable Antitrust Laws and any required filings and notifications), and (ii) such consents, approvals, orders, authorizations, releases, waivers, registrations, declarations or filings the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to be material to the ability of Trident or any of its Subsidiaries to consummate the Transaction or to perform its obligations under this Agreement or the Ancillary Agreements or to have an adverse effect on Trident and its Subsidiaries that is not immaterial. Neither the execution and delivery of this Agreement and any of the Ancillary Agreements to which Trident or any of its Subsidiaries is or will be a party, nor the consummation of the Transaction or any other transaction contemplated hereby or thereby, conflicts with or violates or results in any violation of or default under (with or without notice or lapse of time, or both) or gives rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under: (a) any provision of the Charter Documents of Trident or any of its Subsidiaries, each as currently in effect; or (b) any Applicable Law; or (c) any Contract to which Trident or any of its Subsidiaries is a party, other than in the case of clause (b) or (c), such conflicts, violations, defaults, terminations, cancellations, modifications, accelerations or losses that would not, individually or in the aggregate, reasonably be expected to be material to, or to delay, the ability of Trident or any of its Subsidiaries to consummate the Transaction or to perform its obligations under this Agreement or any of the Ancillary Agreements to which it is or will be a party or to have an adverse effect on Trident and its Subsidiaries that is not immaterial.
     (d) Vote of the Holders of Trident Common Stock. The affirmative vote of holders of (x) a majority of the outstanding shares of Trident Common Stock present and voting at the Stockholders’ Meeting in favor of (i) the issuance of the Trident Exchange Shares and the Trident Cash Purchase Shares, and (ii) the New Trident Equity Plan and (y) a majority of the outstanding shares of Trident Common Stock in favor of the Charter Amendment (collectively, the “Required Stockholder Approvals”) are the only actions required to be taken by the stockholders of Trident to approve all of the elements of the Transaction. The quorum required for the Stockholders’ Meeting to validly approve the issuance and delivery of the Trident Exchange Shares and Trident Cash Purchase Shares is a

majority of shares of Trident Common Stock outstanding as of the record date for the Stockholders’ Meeting.
        6.3 Taxes.
     (a) Trident and its Subsidiaries (and any consolidated, unitary, or aggregate group for Tax purposes of which Trident or any of its Subsidiaries is or has been a member) have timely filed all Tax Returns that they were required to file and have timely paid all Taxes due and owing whether or not shown on any Tax Return. All Tax Returns were complete and accurate in all material respects and were prepared in substantial compliance with Applicable Law. Trident has made available to NXP correct and complete copies of all Tax Returns and examination reports of, and any statements of deficiencies assessed against or agreed to by, Trident or any of its Subsidiaries.
     (b) For all periods through and including the Closing Date, each of Trident and its Subsidiaries (i) has complied in all material respects with all Applicable Law relating to the payment and withholding of Taxes; (ii) has, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and paid over to the proper Tax Authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law (including income and employment Tax withholding laws); and (iii) has timely filed all withholding Tax Returns. The Trident Financials reflect all Liabilities for unpaid Taxes of Trident for periods (or portions of periods) through the date of the most recent Trident Financials. Trident does not have any Liability for unpaid Taxes accruing after the date of the most recent Trident Financials except for Taxes arising in the ordinary course of business subsequent to the date of the most recent Trident Financials.
     (c) There is (i) no claim for Taxes being asserted against Trident or any of its Subsidiaries that has resulted in a lien against the property of Trident or any of its Subsidiaries other than liens for Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves have been established under U.S. GAAP, (ii) to the Knowledge of Trident, no audit or pending audit of, or Tax controversy associated with, any Tax Return of Trident or any of its Subsidiaries being conducted by any Tax Authority, (iii) no extension or waiver of any statute of limitations on the assessment of any Taxes granted by Trident or any of its Subsidiaries currently in effect, and (iv) no agreement to any extension of time for filing any Tax Return which has not been filed. To the Knowledge of Trident, no claim has been made by a Tax Authority in a jurisdiction where Trident or any of its Subsidiaries does not file Tax Returns that Trident or any of its Subsidiaries is or may be subject to an obligation to file Tax Returns and pay Tax in that jurisdiction.
     (d) None of Trident or any of its Subsidiaries is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement and none of Trident or any of its Subsidiaries has or will have any liability or potential liability to another party under any such agreement. None of Trident or any of its Subsidiaries has any liability for the Taxes of any Person (other than Trident or any of its Subsidiaries) under Applicable Law, by Contract, as a transferee or successor or otherwise.

     (e) None of Trident or any of its Subsidiaries will be required to include in income, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) closing agreement described in Applicable Law; (iii) intercompany transactions or any excess loss account described in Applicable Law; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.
     (f) Trident has provided to NXP documentation or summaries describing in reasonable detail any Tax holidays or incentives to which Trident or any of its Subsidiaries benefits. Each of Trident and their Subsidiaries is in compliance with the requirements for any applicable Tax holidays or incentives.
     (g) Neither Trident nor any of its Subsidiaries is a U.S. real property holding company within the meaning of Section 897(c)(2) of the Code.
     6.4 Subsidiaries. Schedule 6.4 of the Trident Disclosure Schedule sets forth a list of the direct and indirect Subsidiaries of Trident, including the issued and outstanding shares of capital stock or other equity interests for each such Subsidiary (the “Trident Subsidiary Equity”) and the holders of such issued and outstanding shares of capital stock or other equity interests. The Trident Subsidiary Equity is owned, of record and beneficially as shown on Schedule 6.4 of the Trident Disclosure Schedule, free and clear of all Encumbrances other than Permitted Encumbrances. Other than the Trident Subsidiary Equity, there are no other equity or ownership interests in Trident’s Subsidiaries, stock appreciation rights, options, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or agreements outstanding to purchase or otherwise acquire any of the Trident Subsidiary Equity or any securities or debt convertible into or exchangeable for any of the Trident Subsidiary Equity or obligating Trident to grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or agreement. Except as set forth on Schedule 6.4 of the Trident Disclosure Schedule, neither Trident nor any of its Subsidiaries has any Subsidiary or any equity or ownership interest (or any interest convertible or exchangeable or exercisable for, any equity or ownership interest), whether direct or indirect, in any Person, other than securities in a publicly traded company held for investment purposes consisting of less than one percent (1%) of the outstanding capital stock of such company. Neither Trident nor any of its Subsidiaries is obligated to make nor is it bound by any agreement or obligation to make any material investment or capital contribution in or to any other Person. Trident does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by NXP under the HSR Act.
     6.5 SEC Reports; Financial Statements.
     (a) Trident has filed or furnished all forms, reports and documents required to be filed or furnished by Trident with the SEC since January 1, 2007. All such required forms, reports and documents (including those that Trident may file subsequent to the Agreement Date) are referred to herein as the “Trident SEC Reports”. As of the time of their respective filing or furnishing (or if amended or superseded by a later filing prior to the Agreement Date, then on the date of later such filing), the Trident SEC Reports (i) were or will be prepared in accordance with and complied or will comply with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Trident SEC Reports, and (ii) did not or will not (or if amended or superseded by a later filing prior to the Agreement Date, then on the date of such later filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made not misleading.
     (b) Except as set forth on Schedule 6.5(b)(i) of the Trident Disclosure Schedule, each of the consolidated financial statements (including, in each case, any related notes thereto) contained in any Trident SEC Reports (the “Trident Financials”), (i) complied or will comply in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was or will be prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Forms 10-Q, 8-K or any successor form under the Exchange Act) and (iii) fairly presents or will fairly present in all material respects the consolidated financial position of Trident and its Subsidiaries as at the respective dates thereof and the consolidated results of Trident’s operations and cash flows for the periods indicated, except that the unaudited interim financial statements may contain condensed footnotes in accordance with Article 10 of the SEC’s Regulation S-X and were or are subject to recurring year-end adjustments. Except as set forth on Schedule 6.5(b)(ii) of the Trident Disclosure Schedule, Trident and its Subsidiaries have no Liabilities other than (A) as disclosed in the balance sheet included in the Trident Financials and dated June 30, 2009, (B) those that may be, or may have been, incurred in the ordinary course of business, (C) those incurred by Trident in connection with the execution of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, and (D) those which would not reasonably be expected to result in a Material Adverse Effect on Trident and its Subsidiaries taken as a whole.
     (c) Trident is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.
     (d) Trident maintains effective disclosure controls and procedures and internal control over financial reporting (each as defined in Rules 13a-15 and 15d-15 under the Exchange Act). Trident and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) all transactions are executed in accordance with management’s general or specific authorizations, (ii) all transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to properties and assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences. Trident has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Trident’s auditors and the audit committee of Trident’s Board of Directors (A)  any significant deficiencies known to either such officer in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect Trident’s ability to record, process, summarize and report financial information and has identified for Trident’s auditors and audit committee of Trident’s Board of Directors any material weaknesses in internal control over financial reporting that is known to such officer and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Trident’s internal control over financial reporting.
     6.6 Trident Stock. All shares of capital stock of Trident, including the Trident Common Stock and Trident Series B Shares, that may be issued pursuant to the terms of this Agreement are and will be, when issued in accordance with the terms hereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive or similar rights.
     6.7 Trident Capitalization.
     (a) As of September 30, 2009, the authorized capital stock of Trident consisted of 95,000,000 shares of common stock, par value $0.001 per share, of which there were 70,514,503 shares issued and outstanding, and 500,000 shares of preferred stock, par value $0.001 per share, of which there are no shares issued or outstanding. Except as set forth on Schedule 6.7(a) of the Trident Disclosure Schedule, all outstanding shares of Trident Common Stock issued and outstanding as of September 30, 2009 were duly authorized, validly issued, fully paid and nonassessable. There is no Liability for dividends accrued and unpaid by Trident.
     (b) As of September 30, 2009 Trident has no shares of Trident Common Stock reserved for issuance, other than 10,525,645 shares of Trident Common Stock reserved for issuance pursuant to the Trident Option Plans, 901,128 shares reserved for issuance pursuant to the Trident Employee Stock Purchase Plan, no shares of Trident Common Stock reserved for issuance pursuant to outstanding stock options not granted pursuant to the Trident Option Plans (“Non-Plan Options”), the Micronas Warrants and the rights issuable pursuant to the Rights Agreement. As of September 30, 2009, (i) a total of 6,288,775 shares of Trident Common Stock are subject to outstanding Trident Options and (ii) a total of 801,055 shares of Trident Common Stock are subject to outstanding Trident Restricted Stock Units. As of September 30, 2009, a total of 2,439,135 shares of Trident Common Stock are reserved for future grant and issuance under the Trident Option Plans (excluding shares subject to outstanding Trident Options and outstanding Trident Restricted Stock Units). Except as set forth on Schedule 6.7(b)(i) and except for the issued and outstanding Trident Options, Trident Restricted Stock Units and Non-Plan Options, described in the previous sentence, the Micronas Warrants, and the Rights Plan there are no other equity or ownership interests in Trident, stock appreciation rights, options, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or Contracts outstanding to purchase or otherwise acquire any shares of the capital stock of Trident or any securities or debt convertible into or exchangeable for any capital stock of Trident or obligating Trident to grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract. Except as set forth on Schedule 6.7(b)(ii) of the Trident Disclosure Schedule, all issued and outstanding Trident Options, Trident Restricted Stock Units and Non-Plan Options have been appropriately authorized by

Trident’s Board of Directors (or a duly authorized committee thereof) and were issued by Trident in compliance in all material respects with Applicable Law (including the Securities Act and any applicable state blue sky laws, and all of the terms and conditions of the Trident Option Plans pursuant to which they were issued, if applicable) and all requirements set forth in applicable contracts. Except as set forth on Schedule 6.7(b)(iii) of the Trident Disclosure Schedule, all issued and outstanding Trident Options, Trident Restricted Stock Units and Non-Plan Options qualify for the tax and accounting treatment afforded to such awards in the Trident’s Tax Returns and the Trident SEC Reports, respectively, and were otherwise properly disclosed in the Trident SEC Reports. Except as set forth on Schedule 6.7(b)(iv) of the Trident Disclosure Schedule, each Trident Option and Non-Plan Option has an exercise price per share of Trident Common Stock at least equal to the fair market value of a share of Trident Common Stock on a date no earlier than the date of the corporate action authorizing the grant and has a grant date identical to the date of the corporate action authorizing the grant and no Trident Option or Non-Plan Option has had its exercise date or grant date delayed or “backdated.” Schedule 6.7(b)(v) of the Trident Disclosure Schedule sets forth as of the Agreement Date the total number of vested Trident Options and the total number of unvested Trident Options and the weighted average exercise price of such Trident Options.
     6.8 Material Contracts. Schedule 6.8 of the Trident Disclosure Schedule sets forth a list of each of the following Contracts to which Trident or any of its Subsidiaries is a party and, unless otherwise specified, which Contracts are existing as of the Agreement Date (the “Trident Material Contracts”):
     (a) any Contract providing for payments (whether fixed, contingent or otherwise) by or to it in an aggregate amount greater than $250,000;
     (b) any Contract with any customer or supplier listed on Schedule 6.10(a) or Schedule 6.10(b), respectively, of the Trident Disclosure Schedules;
     (c) any Contract with any labor union, works council (including any collective bargaining agreement);
     (d) any Contract for the lease of real property;
     (e) any lease or other Contract under which Trident or any of its Subsidiaries is lessee of or holds or operates any items of tangible personal property providing for annual payments to the applicable third party in an amount greater than $250,000;
     (f) any Contract that (i) restricts it from engaging, participating or competing in any line of business, market or geographic area, (ii) restricts it from freely setting prices for its products, services or technologies (including most favored customer pricing provisions), (iii) commits Trident or any of its Subsidiaries to use any supplier or service provider for any minimum percentage or volume of the requirements of its business, or supply to any customer any minimum percentage of the output of any product of its business, (iv) restricts it from soliciting potential employees, consultants, contractors or other suppliers or customers, other than any such non-solicitation agreements contained in non-disclosure agreements or agreements with customers, vendors or potential business partners entered into in the ordinary course of business, or (v) that grants any exclusive rights or licenses, rights of refusal, rights of first negotiation or similar rights to any party, in each case that would reasonably be expected to be material to Trident or that would materially restrict the business operations of Trident;
     (g) any Contract providing for indemnification or warranties entered into outside of the ordinary course of business and that would reasonably be expected to be material to Trident;
     (h) any Contract entered into in connection with the sale of a business line that was, or could reasonably be expected to be, material to Trident;
     (i) any Contract entered into during the two (2) year period preceding the Agreement Date pursuant to which Trident or any of its Subsidiaries has acquired a business or entity, or significant assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise;
     (j) any Contract that (i) was entered into during the two (2) year period preceding the Agreement Date or (ii) contains any material obligations that are binding upon Trident or any of its Subsidiaries, in each case providing for (or entered into in connection with) the settlement of any material litigation or the release of any material claim or right by or against Trident or any of its Subsidiaries;
     (k) any Contract under which it has created, incurred, assumed or guaranteed Indebtedness in an amount greater than $500,000;
     (l) any Contract relating to the license, acquisition, transfer, development or sharing of any material Intellectual Property or Trademark rights (except for any Contract pursuant to which (A) any material Intellectual Property or Trademark rights are licensed to Trident or any of its Subsidiaries under any third party software license generally available to the public, or (B) any material Intellectual Property or Trademark rights are licensed by Trident or any of its Subsidiaries to any Person on a non-exclusive basis); or
     (m) any other Contract with respect to which the termination of or default under would reasonably be expected to have a Material Adverse Effect on Trident and its Subsidiaries taken as a whole.
Each of Trident and each of its Subsidiaries has performed all of the material obligations required to be performed by it and is entitled to all material benefits under each Trident Material Contract and each Contract pursuant to which Trident or any of its Subsidiaries licenses Intellectual Property from third parties (other than commercially available, “off the shelf”, “shrink-wrap” or “click-through” software that is priced at $500,000 per annum or less for the license) (“Trident Third Party IP”). To the Knowledge of Trident, each Trident Material Contract and each Contract for Trident Third Party IP is in full force and effect. There exists no default or event of default or, to the Knowledge of Trident, event, occurrence, condition or act, with respect to Trident or any of its Subsidiaries or, to the Knowledge of Trident, with respect to any other contracting party, which, with the giving of notice, the lapse of time or both, would reasonably be expected to (1) become a default or event of default under any Trident Material Contract or any Contract for Trident Third Party IP or (2) give any third party (i) the right to declare a default or exercise any remedy under any Trident Material Contract, including the right to accelerate the maturity or performance of any obligation of Trident or any of its Subsidiaries under any Trident Material Contract, or the right to cancel, terminate or modify any Trident Material Contract, other than those defaults, events of default, events, occurrences, conditions or acts that, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Trident and its Subsidiaries taken as a whole. As of the Agreement Date, none of Trident or any of its Subsidiaries has received any written notice regarding any actual or possible material violation or breach of or material default under, or intention to cancel, any Trident Material Contract.
     6.9 Absence of Certain Changes. From June 30, 2009 until the Agreement Date, Trident has operated its business in the ordinary course consistent with past practices, and since such date, there has not been with respect to Trident or any of its Subsidiaries any:
     (a) merger or consolidation with any Person or acquisition of assets from any Person other than the acquisition of assets in the ordinary course of business consistent with past practice;
     (b) setting aside, declaration or payment of any dividend or other distribution with respect to the outstanding equity securities of Trident;
     (c) sale, lease, transfer, license or assignment, other than grants of non-exclusive licenses, of any of assets, tangible or intangible outside the ordinary course of business consistent with past practices with a value or purchase price in the aggregate in excess of $500,000 in any transaction or series of related transactions;
     (d) acquisition of any assets outside the ordinary course of business consistent with past practices with a value or purchase price in the aggregate in excess of $500,000 in any transaction or series of related transactions;
     (e) reclassification, split, combination, subdivision or redemption, purchase or other direct or indirect acquisition of any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;
     (f) entry into, termination or material amendment of any Trident Material Contract;
     (g) settlement of any claims, actions, arbitrations, disputes or other proceedings that, individually or in the aggregate, exceed $250,000;
     (h) material changes with respect to accounting policies or procedures, except as required by application of U.S. GAAP or changes in applicable generally accepted accounting principles;
     (i) material Tax election;

     (j) issuance or creation of any equity securities in Trident or its Subsidiaries (or any securities convertible into or exchangeable for such equity securities), any options, warrants or other rights to acquire or any obligation for any of to issue, any equity securities in Trident or its Subsidiaries (or any securities convertible into or exchangeable for such equity securities), or any stock appreciation, profit participation or similar rights in Trident or its Subsidiaries, other than the grant of stock options, restricted stock awards and restricted stock units to directors, employees or other service providers in the ordinary course consistent with past practice and, with respect to stock options, with an exercise price of no less than the fair market value on the date of grant;
     (k) entry into any collective bargaining, labor union, works’ council or similar agreement or relationship or termination or modification of the terms of any such existing contract or agreement;
     (l) increase in the base compensation or target bonuses of any of its employees other than as consistent with past practice or as required by Applicable Law;
     (m) adoption, amendment, modification or termination of any bonus, profit-sharing, incentive, severance or other material plan, contract or commitment for the benefit of any of its employees, other than as required by Applicable Law;
     (n) any event, change, development or set of circumstances that has had or is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Trident and its Subsidiaries; or
     (o) commitment to do any of the foregoing.
        6.10 Customers and Suppliers.
     (a) Significant Customers. Schedule 6.10(a) of the Trident Disclosure Schedule lists those Persons that, in the twelve (12) months ended June 30, 2009, accounted for the largest amount of, and in the aggregate accounted for at least eighty percent (80%) of, the revenues of Trident and its Subsidiaries (each, a “Trident Significant Customer”). None of Trident or any of its Subsidiaries has any outstanding material disputes concerning its products and/or services with any Trident Significant Customer. As of the Agreement Date, none of Trident or any of its Subsidiaries has received any written, or to the Knowledge of Trident, oral notice from any Trident Significant Customer that such customer intends to terminate, materially modify, or materially reduce its volume of purchases under, existing Contracts.
     (b) Significant Suppliers. Schedule 6.10(b) of the Trident Disclosure Schedule lists each Person that, in the twelve (12) months ended June 30, 2009, accounted for the largest amount of, and in the aggregate accounted for at least eighty percent (80%) of, the expenses accrued for suppliers of products and/or services to Trident and its Subsidiaries for such period (each, a “Trident Significant Supplier”). None of Trident or any of its Subsidiaries has any outstanding material dispute concerning products and/or services provided by any Trident Significant Supplier. As of the Agreement Date, none of Trident or any of its Subsidiaries has received any written, or to the Knowledge of Trident, oral notice from any Trident Significant Supplier that such supplier intends to terminate or materially modify existing Contracts.
     6.11 Compliance with Laws. Except as set forth on Schedule 6.11 of the Trident Disclosure Schedule, during the preceding two (2) years, Trident and its Subsidiaries have materially complied, and are now in substantial compliance, with all Applicable Law. Except as set forth on Schedule 6.11 of the Trident Disclosure Schedule, neither Trident nor any of its Subsidiaries has received any written notification from any Governmental Authority or any employee of Trident or any of its Subsidiaries of any claim of any past or present failure by Trident or any of its Subsidiaries to comply in all material respects with Applicable Law. Neither Trident nor any of its Subsidiaries is in material violation or default of any order, judgment or decree, by which Trident or any of its Subsidiaries is bound. To the Knowledge of Trident, Trident and its Subsidiaries have maintained, in all material respects, all records required to be maintained under Applicable Law. To the Knowledge of Trident, Trident and its Subsidiaries have complied with all Applicable Laws regarding the protection of Customer Personal Data, including, without limitation, the requirements of EU Directive 95/46/EC and corresponding enabling legislation in member states.
     6.12 Permits. Each of Trident and each of its Subsidiaries holds (subject to obtaining any consents set forth on Schedule 6.2(c) and as provided for in Section 6.2(d)) all material governmental licenses, registrations, certificates of occupancy or other permits or approvals necessary for the operation of their respective businesses (“Trident Permits”), and all such Trident Permits are valid and in full force and effect. Neither Trident nor any of its Subsidiaries has received any written notice or, to Trident’s Knowledge, other communication from any Governmental Authority regarding (i) any actual or possible violation of any material Trident Permit or any failure to comply with any term or requirement of any material Trident Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Trident Permit.
     6.13 Export Control Compliance. Each of Trident and each of its Subsidiaries has conducted its export transactions in accordance in all material respects with applicable provisions of export control laws and regulations, including any applicable provisions of the United States Export Administration Act and implementing Export Administration Regulation, except where the failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on Trident. Without limiting the foregoing: (1) each of Trident and each of its Subsidiaries has obtained all material export licenses and other approvals required for its exports of products, software and technologies; (2) each of Trident and each of its Subsidiaries is in material compliance with the terms of all applicable export licenses or other approvals; (3) there are no material pending or, to the Knowledge of Trident, threatened claims against Trident or any of its Subsidiaries with respect to such export licenses or other approvals; and (4) there are no actions, conditions or circumstances pertaining to Trident’s or any of its Subsidiaries’ export transactions that would reasonably be expected to give rise to any material claims, except in each case where such failure or existence, as the case may be, would not reasonably be expected to have a Material Adverse Effect on Trident. Trident does not maintain or conduct, and has not maintained or conducted, any business, investment operation or other activity in or with: (A) any country or Person targeted by any economic sanctions of the United

States, as administered by OFAC, or (B) any Person appearing on the list of Specially Designated Nationals issued by OFAC.
     6.14 Environmental Matters. (i) To Trident’s Knowledge, all Hazardous Materials of Trident or any Subsidiary have been disposed of in accordance in all material respects with all Environmental and Safety Laws, except where the failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on Trident; (ii) neither Trident nor any Subsidiary has received any written notice of any noncompliance with Environmental and Safety Laws that has not been resolved with no continuing obligation; (iii) no written notices, administrative actions or suits are pending or, to Trident’s Knowledge, threatened relating to an actual or alleged material violation of any applicable Environmental and Safety Laws by Trident or any Subsidiary thereof; (iv) neither Trident nor any Subsidiary is a responsible party under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any analogous state, local or foreign laws arising out of events occurring prior to the Agreement Date; and (v) no property owned or operated by Trident or any of its Subsidiaries has been contaminated with any Hazardous Materials that could reasonably be expected to require investigation or remediation under any Environmental and Safety Laws.
     6.15 Anti-Bribery Compliance.
     (a) Neither Trident nor any of its Subsidiaries or, to Trident’s Knowledge, any of their directors, officers or employees or any other Person acting on their behalf has committed any violation of any Anti-Bribery Laws. Without limiting the foregoing, neither Trident nor any of its Subsidiaries or, to Trident’s Knowledge, any of their directors, officers or employees or any other Person acting on their behalf has, either directly or indirectly, engaged in, authorized or knowingly permitted (i) offer or payment of any bribe or kickback to any official or employee of any Governmental Authority or any relative of any such official or employee, or any other payments to such persons, whether or not legal, for the purpose of inducing or rewarding any favorable action by any official or employee of any Governmental Authority, including in order to obtain or retain business or to receive favorable treatment with regard to business, (ii) offer or payment of any bribe or kickback to persons other than government officials or their relatives, or any other payments to such persons, whether or not legal, to obtain or retain business or to receive favorable treatment with regard to business, (iii) offer or payment of any bribe, kickback or illegal contribution to any political party, political candidate or holder of governmental office, or any employee of any of the foregoing, including in order to obtain or retain business or to receive favorable treatment with regard to business, (iv) offer or payment of fees to consultants or commercial agents which disguise offers or payments aimed for a bribe, kickback or illegal contribution; or (v) offer or payment of any payments or reimbursements made to personnel of Trident or any of its Subsidiaries for the purposes of enabling them to expend time or to make contributions or payments of the kind or for the purposes referred to in subsections (i) through (iv) above.
     (b) Trident and its Subsidiaries have implemented an appropriate legal compliance program designed to provide reasonable assurance of compliance with Anti-Bribery Laws, in accordance with the United States Sentencing Commission, Federal

Sentencing Guidelines, Chapter Eight–Sentencing Organizations, including (i) written policies and procedures, including appropriate periodic or event-based written certifications, (ii) training of Trident’s and its Subsidiaries’ directors, officers or employees, (iii) processes for reporting, investigating, remediating and punishing violations and (iv) document retention policies.
        6.16 Employees and Compliance.
     (a) Except as set forth on Schedule 6.16(a), Trident and its Subsidiaries have paid to all employees, independent contractors and consultants all material wages and salaries due to or on behalf of such employees, independent contractors and consultants and required to be paid as of the Agreement Date. Neither Trident nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than payments in the normal course of business and consistent with past practice). There are no controversies pending or, to the Knowledge of Trident, threatened, between Trident or any of its Subsidiaries, on the one hand, and any of their employees, on the other hand, which controversies have or would reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Authority that are reasonably likely to be material to Trident and its Subsidiaries.
     (b) All employees and temporary workers of Trident and its Subsidiaries are legally permitted to be employed by Trident or any of its Subsidiaries in the jurisdiction in which such employee or temporary worker is employed in their current job capacities under Applicable Law. All fixed-term employees and temporary workers have been hired and/or their contracts renewed, and perform their duties in compliance in all material respects with Applicable Law. All independent contractors providing services to Trident have, to Trident’s Knowledge, been properly contracted and classified as independent contractors for purposes of applicable Tax laws, labor laws, social security laws, laws applicable to employee benefits and other Applicable Law. Neither Trident nor any of its Subsidiaries has, or as of the Closing will have, any employment or consulting contracts currently in effect that are not terminable at will (other than agreements with the sole purpose of providing for the confidentiality of proprietary information or assignment of inventions). As of the Agreement Date, neither Trident nor any of its Subsidiaries is, to the Knowledge of Trident, a party to or otherwise bound by any contract that obligates Trident or any of its Subsidiaries to make an offer of employment to any present or former employee or consultant of Trident or any of its Subsidiaries.
     (c) Except as set forth on Schedule 6.16(c) of the Trident Disclosure Schedule, neither Trident nor any of its Subsidiaries (1) is subject to any collective bargaining agreement with respect to any of its employees, (2) is subject to any other contract with any trade or labor union, employees’ association or similar organization, and (3) has any current material labor disputes, except, in the case of clauses (1) and (2), for customary agreements with trade unions representing employees of Trident or any of its Subsidiaries. Trident and its Subsidiaries have good labor relations, and Trident has no Knowledge of any facts indicating that the consummation of the Transaction or any of the other transactions contemplated hereby shall have a material adverse effect on such labor relations. To the Knowledge of Trident, there are no pending, or threatened, efforts to certify any Person as the collective bargaining agent of all or some of the employees of Trident or any of its Subsidiaries.
     (d) Schedule 6.16(d) of the Trident Disclosure Schedule lists each material Trident Benefit Arrangement.
          (i) Each Trident Benefit Arrangement has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all Applicable Law that is applicable to such Trident Benefit Arrangement.
          (ii) Trident has made available to NXP a complete and correct copy of each Trident Benefit Arrangement, including all plan documents, adoption agreements, and amendments thereto, and any trust documents, financial statements, insurance policies (including any stop-loss insurance policies pertaining to a self-insured Trident Benefit Arrangement), employee booklets, summary plan descriptions, summary of material modifications, and any material employee communications relating thereto.
          (iii) No suit, administrative proceeding, action or other litigation (other than routine claims for benefits in the ordinary course) has been brought, or to the Knowledge of Trident, is threatened against or with respect to any Trident Benefit Arrangement, including any audit or inquiry by any Governmental Authority.
          (iv) No Trident Benefit Arrangement (other than life insurance arrangements) provides post-termination or retiree welfare benefits to any person for any reason, except (i) as may be required under Section 4980B of the Code or similar state or non-U.S. law, (ii) benefits the full cost of which are borne by the employees or (iii) disability benefits under a welfare plan that is fully provided for by insurance.
          (v) Unless otherwise indicated in Schedule 6.16(d)(v) of the Trident Disclosure Schedule, none of Trident or any of its Subsidiaries is a party to any: (1) contract with any employee, temporary worker, officer or consultant and/or individual services provider of Trident or any of its Subsidiaries (each a “Trident Employee”) (i) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Trident or any of its Subsidiaries in the nature of the Transaction or any of the other transactions contemplated by any Ancillary Agreement, (ii) providing any term of employment or compensation guarantee, or (iii) providing severance benefits or other benefits after the termination of employment of such employee regardless of the reason for such termination of employment; or (2) Trident Benefit Arrangement, any of the benefits of which shall be increased, or the vesting of benefits of which shall be accelerated, by the occurrence of the Transaction, or any event subsequent to the Transaction such as the termination of employment of any Trident Employee, or the value of any of the benefits of which shall be calculated on the basis of any of the Transactions.
     6.17 Litigation. Except as set forth on Schedule 6.17 of the Trident Disclosure Schedule, there is no private or governmental action, suit, arbitration, mediation,

proceeding, claim or investigation pending, or to the Knowledge of Trident, threatened against Trident or its Subsidiaries or any of their respective assets or properties (or against any officer, director, employee or agent of Trident or its Subsidiaries in their capacity as such or relating to their employment, services or relationship with Trident or its Subsidiaries) that is reasonably likely to be material to Trident and its Subsidiaries. There is no material judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator outstanding against any of Trident or its Subsidiaries, or any of their respective assets or properties (or against any officer, director, employee or agent of Trident or its Subsidiaries in their capacity as such or relating to their employment, services or relationship with Trident or its Subsidiaries). Neither Trident nor any of its Subsidiaries has any material action, suit, arbitration, mediation, proceeding, claim or investigation pending against any Governmental Authority or any other Person.
     6.18 Corporate Documents. Trident has made available to NXP (a) copies of the Charter Documents, each as currently in effect of Trident and its Subsidiaries and (b) the minute books containing records of proceedings, consents, actions and meetings of the board of directors and any committees thereof and stockholders of Trident and its Subsidiaries since December 31, 2007 (excluding minutes that have not been prepared as of the Agreement Date).
     6.19 No Brokers. None of Trident or any of its Subsidiaries or Affiliates is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Transaction, other than Union Square Advisors, the terms of engagement of which have been fully disclosed to NXP. NXP shall not incur any Liability, either directly or indirectly, to any such investment banker, broker, finder or similar party as a result of this Agreement or the Transaction.
     6.20 Rights Agreement. Trident’s Board of Directors has taken all necessary action, to the reasonable satisfaction of NXP, to render the Rights Agreement inapplicable to the Transaction.
     6.21 Proxy Statement. The Proxy Statement shall not at the time it is filed with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Proxy Statement shall not, on the date the Proxy Statement is mailed to Trident’s Stockholders or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders’ Meeting which has become false or misleading. Notwithstanding the foregoing, Trident makes no representation and warranty regarding any statements or omissions made in reliance upon and in conformity with information furnished in writing to Trident by NXP expressly for use in the Proxy Statement.
     6.22 Anti-takeover Provisions Not Applicable. Trident’s Board of Directors has taken all necessary action to ensure that the transactions contemplated by this Agreement and the consummation of any of the transactions contemplated hereby will be deemed to be exceptions to the provisions of Section 203 of the Delaware General Corporation Law, and that any other similar “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law enacted under United States federal or Delaware state laws or any provision in Trident’s Charter Documents does not and will not apply to this Agreement or to any of the transactions contemplated hereby.
     6.23 Product Liability. (i) Neither Trident nor any of its Subsidiaries has agreed to provide a warranty with respect to the Trident Products other than pursuant to Trident’s standard terms and conditions as in effect from time to time, the current form of which is included in Schedule 6.23 or pursuant to customers’ standard terms and conditions; (ii) as of the Agreement Date there are no pending or, to Trident’s Knowledge, threatened claims with respect to any such warranty, other than those that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Trident and its Subsidiaries taken as a whole; (iii) during the two (2) year period preceding the Agreement Date, there have been no statements, citations or decisions by any Governmental Authority declaring any of the Trident Products defective or unsafe; and (iv) during the two (2) year period preceding the Agreement Date, there have been no recalls, including any recalls ordered by any Governmental Authority, with respect to any Trident Product. As of the Agreement Date, there are no material pending, or, to Trident’s Knowledge, threatened, product liability claims against or involving Trident or any of its Subsidiaries or any Trident Product.
     6.24 Intellectual Property.
     (a) Trident and its Subsidiaries own or have a license to use all of the Intellectual Property and Trademarks sufficient to enable them to conduct their business as it is currently conducted in all material respects.
     (b) Trident or one or more of Trident’s Subsidiaries owns all of the Trident Owned IP free and clear of all Encumbrances, other than Permitted Encumbrances. Except for Trident or one or more of its Subsidiaries, no Persons have an ownership interest in the Trident Owned IP, other than moral rights that cannot, as a matter of Applicable Law, be assigned. Schedule 6.24(b) of the Trident Disclosure Schedules sets forth a list of exclusive licenses to which any of the Trident Owned IP is subject.
     (c) Except for Office Actions, none of the Intellectual Property or Trademarks purported to be owned by Trident or any of its Subsidiaries (the “Trident Owned IP”) is subject to any outstanding Order adversely affecting Trident’s and its Subsidiaries’ use thereof or rights thereto or which permit third parties to use any Trident Owned IP (other than on a non-exclusive basis as identified on Schedule 6.24(c)) or requires any future payment by Trident or any Trident Subsidiary.
     (d) During the three (3) years preceding the Agreement Date, neither Trident nor any of its Subsidiaries has received any written communications from third parties (i) claiming or asserting that the conduct of their business or any of the activities conducted by Trident and its Subsidiaries that are relevant to their business or any of the products sold or services provided by Trident or any of its Subsidiaries in connection therewith, infringes upon or otherwise violates the Intellectual Property or Trademarks of any other Person, or (ii) offering to grant an Intellectual Property or Trademark license for use in connection with the activities conducted by Trident or any of its Subsidiaries that are relevant to their business or any of the products sold or services provided by Trident or any of its Subsidiaries in connection therewith.
     (e) There is no litigation, opposition, cancellation, proceeding, objection or claim pending, or asserted concerning the use, ownership, validity, registerability or enforceability of any of the Trident Owned IP, except for any Office Actions. To the Knowledge of Trident, no such litigation, proceeding or claim is currently threatened, and at no time within the two years prior to the date of this Agreement has any such litigation, proceeding or claim been pending.
     (f) Trident and its Subsidiaries have taken commercially reasonable steps to protect, preserve and maintain the secrecy and confidentiality of confidential information included or used in any Trident Owned IP that they, in their reasonable judgment, determine should be maintained as confidential or proprietary, including any Trade Secrets. To Trident’s knowledge, there has been no disclosure by Trident of any information related to the Trident Owned IP that Trident, in its reasonable business judgment, determined should be held as confidential information or a Trade Secret, in each case that would reasonably be expected to have a material impact on the business of Trident and its Subsidiaries. Trident and its Subsidiaries maintain and enforce a policy of requiring each of its officers, employees, consultants and independent contractors of Trident or any of its Subsidiaries who create any Intellectual Property of Trident or any of its Subsidiaries to execute and deliver an agreement assigning to Trident or its Subsidiaries any rights such individuals may have to such Intellectual Property and not to disclose or use in an unauthorized manner any confidential or proprietary information of Trident and its Subsidiaries. To Trident’s Knowledge, Trident and its Subsidiaries’ employees performance of their employment activities do not violate any Person’s Intellectual Property Rights or obligations to any other Person.
     (g) Schedule 6.24(g) of the Trident Disclosure Schedules contains a true and complete list of all of the following to the extent included in the Trident Owned IP: (1) all worldwide registrations made by or on behalf of Trident or any of its Subsidiaries of any patents, copyrights, mask works, trademarks, service marks or Internet domain names with any Governmental Authority or quasi-governmental authority, including Internet domain name registrars and (2) all patent applications, copyright applications, mask work applications and applications for registration of trademarks or service marks, (collectively, the “Trident Registered IP Rights”), and, where applicable, the jurisdiction in which each of the Trident Registered IP Rights has been applied for, filed or registered, and the applicable registration, application, serial number or other similar identifier and the name of all registrants, applicants and filers. All Trident Registered IP Rights are subsisting (excluding applications) and, to the Knowledge of Trident, all Trident Registered IP Rights are valid and in force and effect (except with respect to applications), and have not expired or been cancelled or abandoned and all filings and payments have been made and other actions taken to maintain all Trident Registered IP Rights in full force and effect by the applicable deadline.

     (h) All of Trident Registered IP Rights are owned by Trident and/or Trident’s Subsidiaries. No Trident Registered IP Rights is jointly owned or owned by any Trident Subsidiary. Trident has the sole right to enforce all Trident Registered IP Rights.
     (i) To the Knowledge of Trident, none of Trident or any of its Subsidiaries has incorporated Open Source Materials into, or combined Open Source Materials with, any Trident Identified IP in such a way that (i) requires the distribution or making available of software source code, (ii) prohibits or limits Trident or any of its Subsidiaries from charging a fee or receiving consideration in connection with the licensing, sublicensing or distribution of any product, software or technology, (iii) except as permitted by law notwithstanding a contractual prohibition, grants any right to any Person (other than Trident or its Subsidiaries) to decompile, disassemble or reverse engineer any product, software or technology, or (iv) requires the licensing of any software for purposes of making derivative works.
     (j) To the Knowledge of Trident, the operation of its business as currently conducted, including the design, development, manufacture, branding, marketing, use, distribution, import, provision and sale of Trident Identified IP, does not infringe upon or misappropriate any Intellectual Property or other proprietary right owned by any Person, violate any right to privacy or publicity of any person, or constitute unfair competition or unfair trade practices under the Laws of any jurisdiction where Trident currently conducts its business.
     (k) To the Knowledge of Trident, no third party is misappropriating, infringing or violating any Intellectual Property used in its business that is owned by Trident or any of Trident’s Subsidiaries in the field of its business. None of Trident or any of its Subsidiaries has any action, suit, arbitration, mediation, proceeding or claim pending against any third party alleging that such third party is misappropriating, infringing or violating any of the Trident Owned IP.
        6.25 Disclaimer of other Representations and Warranties.
     (a) Subject to Section 6.25(b), and except as set forth in this Article 6, Trident makes no representation or warranty, express or implied, at law or in equity, in respect of Trident or its Subsidiaries, or any of their assets, liabilities or operations, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed.
     (b) The parties hereto agree that, notwithstanding the foregoing, nothing in this Section 6.25 shall limit (i) the liability of Trident for fraud or intentional misrepresentation, (ii) the representations and warranties set forth in this Article 6 or the covenants and agreements contained in this Agreement of any Party or (iii) subject to Section 12.1, the remedies of NXP with respect to any breach by Trident of any such representation, warranty, covenant or agreement.

ARTICLE 7
Certain Covenants Of the Parties
     7.1 Pre-Closing Restructuring. At or prior to Closing, NXP shall complete the Pre-Closing Restructuring. All documents and agreements executed or delivered in connection with the Pre-Closing Restructuring shall be subject to the prior review and approval of Trident, which review and approval shall not be unreasonably withheld or delayed.
     7.2 Access. Subject to compliance with the terms of the NDA and subject to Applicable Law regarding confidentiality of employee information, during the period from the Agreement Date through the Closing Date, NXP and Trident each will, after receiving reasonable advance notice from the other Party, give such Party reasonable access (during normal business hours) to those of the Books and Records and to the Employees of the Business, in the case of NXP, and to its books, records and employees, in the case of Trident, and will provide such Party with such information regarding the Business and the Acquired Assets, in the case of NXP, or its business, in the case of Trident, as such Party may reasonably request; provided, however, that such access shall not unduly interfere with the normal business and operations of Trident or NXP, as applicable nor shall Trident or NXP have access to any information that (x) based on advice of the other Party’s counsel, would create any potential Liability under Applicable Laws, including Antitrust Laws, or would jeopardize any legal privilege or (y) in the reasonable judgment of Trident or NXP, as the case may be, would (A) result in the disclosure of any trade secrets of third parties or (B) violate any obligation of Trident or NXP, as the case may be, with respect to confidentiality.
     7.3 Ancillary Agreements. The Parties agree to negotiate in good faith and use all reasonable efforts to agree on the definitive forms of the Transition Services Agreement, the Manufacturing Services Agreement, the R&D Services Agreement, the Sublease Agreement, the Lease Agreement and all other Ancillary Agreements and any certificates, schedules or exhibits called for therein.
     7.4 Certificate of Designation. Prior to the Closing, Trident shall file the Certificate of Designation with the Secretary of State of the State of Delaware.
     7.5 Conduct Pending the Closing Date.
     (a) Except as (w) expressly required by this Agreement or the Ancillary Agreements, (x) Trident shall otherwise consent (which consent shall not be unreasonably withheld or delayed), (y) set forth in Schedule 7.5(a), or (z) set forth in this Section 7.5(a), during the period commencing on the Agreement Date and ending on the Closing Date, with regard to the Business, NXP will, or will cause its Subsidiaries to, operate only in the usual, regular and ordinary course of business consistent with past practices and to:
          (i) not merge or consolidate with any Person or acquire assets from any Person other than the acquisition of inventory and supplies in the ordinary course of business consistent with past practice;
          (ii) use commercially reasonable efforts to keep available the services of the present officers and Employees of the Business;

          (iii) use commercially reasonable efforts to preserve present relationships (to the extent deemed desirable by Trident) with Persons having dealings with the Business;
          (iv) other than as contemplated by the provisions of this Agreement or the Ancillary Agreement, not sell, lease, license, transfer or dispose of any Acquired Asset, or any Transferred IP, other than sales of Company Products, in each case in the ordinary course of business consistent with past practice, and non-exclusive licenses of Transferred IP;
          (v) not terminate or materially amend any Business Material Contract;
          (vi) not, either directly or indirectly, accelerate solicitation or delivery of customer orders, other than in accordance with past practices of the Business;
          (vii) not enter into any Contract that would have been a Business Material Contract had it been entered into prior to the Agreement Date;
          (viii) except as required by Applicable Law and as set forth on Schedule 7.5(a)(viii), not (A) hire any officer, or terminate the employment of any Continuing Employee other than for “cause”, (B) make any increase in the wages, salaries or compensation payable upon termination of employment by Trident, the Companies or any of their Subsidiaries to any of the Continuing Employees pursuant to Offeree Documents or, if Closing occurs after December 31, 2009, in the ordinary course of business consistent with past practices pursuant to NXP’s customary year-end employee review practices, (C) allow, obligate or cause the Companies and their Subsidiaries to pay, or agree to pay, any wages, salaries, benefits or other compensation, including any bonus, stock option, stock purchase, profit sharing, deferred compensation, pension, retirement or other similar payment or arrangement, other than as provided in the Offeree Documents, (D) enter into, amend or terminate any employment or consulting agreement or arrangement with respect to the performance of personal services to any of the Companies or their Subsidiaries, other than pursuant to the Offeree Documents; (E) adopt or materially amend any Assumed Company Benefit Arrangement, (F) enter into any contract that obligates or purports to obligate any Company, any Company Subsidiaries or Trident to make an offer of employment to any present or former employee or consultant of the Companies or any of their Subsidiaries, other than as provided in the Offeree Documents or (G) promise or otherwise provide any assurances (contingent or otherwise) to any present or former employee or consultant of NXP or any of its Subsidiaries of any terms or conditions of employment with the Companies or any of their Subsidiaries or Trident following the Closing Date, other than as provided in the Offeree Documents;
          (ix) not settle any claims, actions, arbitrations, disputes or other proceedings for an amount, in the aggregate, exceeding $1,000,000;
          (x) not make any changes with respect to accounting policies or procedures, except as required by changes in applicable generally accepted accounting principles;

          (xi) not make any material Tax election;
          (xii) use commercially reasonable efforts not to permit any event to occur that would result in any of the representations and warranties contained in this Agreement not being, except as specifically contemplated by this Agreement, true and correct in all material respects at and as of the time immediately after the occurrence of such event;
          (xiii) use commercially reasonable efforts to retain the services of the Continuing Employees;
          (xiv) comply, in all material respects, with all Applicable Laws;
          (xv) not make any change to the Charter Documents of the Transferred Newco, the Companies or any of their respective Subsidiaries;
          (xvi) not agree, whether in writing or otherwise, to take any actions in contravention hereof; and
          (xvii) not transfer or license on an exclusive basis any Intellectual Property that is Related to the Business and that would otherwise be licensed to Dutch Newco Group (as defined in the IP Transfer and License Agreement) under the IP Transfer and License Agreement if such Intellectual Property were owned by NXP as of the Closing Date, unless it procures that a license (such license to take effect at and conditional upon the Closing) in such Intellectual Property is granted to Dutch Newco Group having the same scope and on the same terms in all material respects as the license that would have been granted to Dutch Newco Group under the IP Transfer and License Agreement if such Intellectual Property were owned by NXP as of the Closing Date.
     (b) Except as (w) expressly required by this Agreement or the Ancillary Agreements, (x) NXP shall otherwise consent (which consent shall not be unreasonably withheld or delayed), (y) set forth in Schedule 7.5(b), or (z) set forth in this Section 7.5(b), Trident will, or will cause its Subsidiaries to, operate only in the usual, regular and ordinary course of business consistent with past practices and to:
          (i) not merge or consolidate with any Person or acquire assets from any Person other than the acquisition of assets in the ordinary course of business consistent with past practice;
          (ii) not set aside, declare or pay any dividend or other distribution with respect to the outstanding equity securities of Trident or authorize the issuance of any such equity securities (other than upon the exercise of currently outstanding options or RSUs), any security or right convertible into any such equity security or any options, warrants (other than in connection with warrants outstanding on the date of this Agreement), stock appreciation, profit participation or similar rights;
          (iii) use commercially reasonable efforts to keep available the services of its present officers and employees;

          (iv) use commercially reasonable efforts to preserve present relationships with Persons having dealings with its business;
          (v) other than as contemplated by the provisions of this Agreement, not sell, lease, exclusively license, transfer or dispose of any assets other than in the ordinary course of business consistent with past practice;
          (vi) not reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the forfeiture of unvested options, RSUs and restricted stock in accordance with the terms of applicable plans and award agreements);
          (vii) not terminate or materially amend any Trident Material Contract other than in the ordinary course of business consistent with past practice;
          (viii) other than in the ordinary course of business consistent with past practice, not enter into any Contract that would have been a Trident Material Contract had it been entered into prior to the Agreement Date;
          (ix) not settle any claims, actions, arbitrations, disputes or other proceedings for an amount, in the aggregate, exceeding $1,000,000, other than in the ordinary course of business consistent with past practice;
          (x) not make any changes with respect to accounting policies or procedures, except as required by changes in applicable generally accepted accounting principles;
          (xi) not make any material Tax election;
          (xii) use commercially reasonable efforts not to permit any event to occur that would result in any of the representations and warranties contained in this Agreement not being, except as specifically contemplated by this Agreement, true and correct in all material respects at and as of the time immediately after the occurrence of such event;
          (xiii) comply, in all material respects, with all Applicable Laws;
          (xiv) other than the Charter Amendment, not make any change to the Charter Documents of Trident or its Subsidiaries; and
          (xv) not agree, whether in writing or otherwise, to take any actions in contravention hereof.
     7.6 Advice of Changes.
     (a) NXP shall advise Trident in writing, promptly upon obtaining Knowledge thereof, of (i) any event occurring subsequent to the Agreement Date that would render any representation or warranty of NXP untrue or inaccurate, (ii) any breach of any covenant or obligation of NXP under this Agreement, (iii) receipt of any notice from any third party alleging that the consent of such third party is or may be required in connection with the Transaction, (iv) any material claim, action, proceeding or governmental investigation commenced or threatened involving or affecting the Business or the Transaction, or (v) any effect, event or circumstance that would reasonably be expected to result in a Material Adverse Effect on the Business, or cause any of the conditions to Trident’s obligation to consummate the Transaction not to be satisfied; provided, however, that the delivery of any notice pursuant to this section shall not be deemed to (1) modify any representation or warranty contained in this Agreement or the NXP Disclosure Schedule or (2) limit or otherwise affect the remedies available hereunder to Trident or the conditions to Trident’s obligation to consummate the Transaction.
     (b) Trident shall advise NXP in writing, promptly upon obtaining Knowledge thereof, of (i) any event occurring subsequent to the Agreement Date that would render any representation or warranty of Trident untrue or inaccurate, (ii) any breach of any covenant or obligation of Trident under this Agreement, (iii) receipt of any notice from any third party alleging that the consent of such third party is or may be required in connection with the Transaction, (iv) any material claim, action, proceeding or governmental investigation commenced or threatened involving or affecting Trident or the Transaction, or (v) any effect, event or circumstance that would reasonably be expected to result in a Material Adverse Effect on Trident and its Subsidiaries, taken as a whole, or cause any of the conditions to NXP’s obligation to consummate the Transaction not to be satisfied; provided, however, that the delivery of any notice pursuant to this section shall not be deemed to (1) modify any representation or warranty contained in this Agreement or the Trident Disclosure Schedule or (2) limit or otherwise affect the remedies available hereunder to NXP or the conditions to NXP’s obligation to consummate the Transaction.
     7.7 Lease and Sublease Arrangements; Landlord Consents. NXP shall undertake commercially reasonable efforts to (i) obtain the consent of each landlord under each of the Leases where such landlord’s consent is a condition to the assignment or sublease thereof, which such Leases are indicated as such on Schedule 1.4(a) (the “Landlord Consents”) and (ii) to effect the assignment of each Lease other than the Retained Leases to Trident or a Subsidiary of Trident, and (iii) to effect the sublease or division of each Retained Lease with respect to the portion of the Leased Property as is set forth on Schedule 7.7(a); provided, however, that NXP shall not be required to pay any consideration to obtain the Landlord Consents. At the Closing, Trident or a Subsidiary of Trident shall sublease that portion of each of the Leased Properties identified in Schedule 7.7(b), back to NXP or its Subsidiaries. Each such sublease shall be on the same underlying terms as the original Lease, except as set forth on Schedules 7.7(a) and 7.7(b).
     7.8 Consents; Releases. NXP and Trident will use commercially reasonable efforts to obtain prior to the Closing, the NXP Consents and Trident Consents, respectively; provided, however, that neither NXP or Trident nor any of their respective Affiliates shall be required to pay any consideration to obtain any NXP Consents or Trident Consents other than de minimis consideration, fees and expenses required by either the terms of the relevant Contract or the applicable Governmental Authority, which consideration, fees and expenses shall be paid by NXP as to the NXP Consents and Trident as to the Trident Consents. Each of Trident and NXP

will cooperate fully with the other Party, and will provide such other Party with such assistance as it may reasonably request, for the purpose of (a) attempting to obtain the NXP Required Consents or Trident Required Consents; and (b) arranging for such Party to be released and discharged from its obligations and other liabilities under the relevant Contracts.
     7.9 Notices. NXP shall give all notices and other information required to be given to the Employees of the Business, any collective bargaining unit representing any group of Employees of the Business, and any applicable Governmental Authority in connection with the transactions contemplated by this Agreement; provided, however, that NXP will consult with Trident (and consider in good faith any comments from Trident) prior to sending any material notices or other communications to its employees regarding the matters described in this Agreement; provided, further that all communications to Persons who are intended to be Continuing Employees shall be subject to the prior approval of Trident (which approval shall not be unreasonably withheld or delayed).
     7.10 Non-Competition.
     (a) During the period beginning at the Closing Date and ending on the date three (3) years following the Closing Date (the “Restricted Period”), NXP covenants and agrees that no member of NXP Group shall engage in, or acquire any equity or ownership interest in any Person that is engaged in any Restricted Business; provided, however, that no member of NXP Group will be deemed to be so engaged solely by reason of (i) any passive investment in a Person to the extent that such investment does not constitute ownership of more than five percent (5%) of the outstanding voting stock of such Person, and no member of the NXP Group is engaged in the management of, or sits on the board of directors or other governing body of, any such Person, or (ii) selling products, providing services or licensing intellectual property in the ordinary course of business to a Person engaged in the Restricted Business. The restrictions in this Section 7.10 shall not apply to the activities of any Person or business acquired by the NXP Group after the Closing Date to the extent and so long as (A) (x) less than twenty percent (20%) (the “Competitive Threshold”) of the annual gross revenues of such acquired Person or business is derived from a Restricted Business; (y) the annual gross revenues of such person or business derived from a Restricted Business are less than $32.5 million; and (z) no Intellectual Property of NXP or its Subsidiaries is transferred or licensed to, or otherwise made available for use by, the acquired Person or business in that Restricted Business or (B) the portion of the acquired Person or business engaged in the Restricted Business (1) is maintained separately from NXP; (2) no Intellectual Property of NXP or its Subsidiaries is transferred or licensed to, or otherwise made available for use by the acquired Person or business in the Restricted Business; and (3) the activities of that Restricted Business are terminated through a winding-down process that is completed no more than six (6) months from the date on which such Person or business is acquired.
     The Parties understand and agree that, except as provided in this Section 7. 10, NXP and its Subsidiaries are free to compete with Trident and its Subsidiaries and the Companies and their Subsidiaries and to do business with any such Person or any current or prospective client, customer or supplier of such Person. The provisions in this Section 7.10 shall not restrict the

NXP Group from engaging in any activities currently conducted by NXP and its Affiliates (other than the Restricted Business).
     (b) Non-Solicitation of Employees and Consultants. NXP agrees that neither it nor any of its Subsidiaries shall, during the Restricted Period, directly or indirectly, encourage, solicit, induce or attempt to induce any Continuing Employee, or any other employee of Trident or any of its Subsidiaries, to terminate his or her employment or consulting relationship with Trident or any of Trident’s Subsidiaries. Trident agrees that neither it nor any of its Subsidiaries shall, during the Restricted Period, directly or indirectly, encourage, solicit, induce or attempt to induce any employee or consultant of NXP or any of its Subsidiaries (other than any Continuing Employee) to terminate his or her employment or consulting relationship with NXP or any of such Subsidiaries. Nothing in this Section 7.10(b) shall prohibit general solicitations for employment through advertisements or other means.
     (c) Savings Clause. It is the desire and intent of the Parties that the provisions of this Section 7.10 shall be enforceable to the fullest extent permissible under Applicable Law. If any provision of this Section 7.10 or any part of any such provision is held under any circumstances to be invalid or unenforceable by any arbitrator or court of competent jurisdiction, then: (i) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be modified by such arbitrator or court to conform to Applicable Law so as to be valid and enforceable to the fullest possible extent; (ii) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction; and (iii) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Section 7.10. Each provision of this Section 7.10 is separable from every other provision, and each part of each provision of this Section 7.10 is separable from every other part of such provision.
        7.11 Proxy Statement and Other Filings.
     (a) The Parties shall cooperate to prepare and cause to be filed with the SEC, as soon as reasonably practicable following the Agreement Date, preliminary proxy materials to obtain the Required Stockholder Approval (and in connection therewith, NXP will, as soon as practicable following the Agreement Date, provide any financial statements, narrative disclosure and other information relating to the Business as may be required by Applicable Law, and shall make its accountants, personnel and counsel available to review and discuss the same with Trident). Promptly following the later of (i) receipt and resolution of SEC comments thereon or (ii) the expiration of the ten (10) day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act, Trident shall file definitive proxy materials with the SEC, and cause the Proxy Statement to be mailed to Trident’s Stockholders. Trident will cause all documents that it is responsible for filing with the SEC or other regulatory authorities in connection with the Transaction to (x) comply as to form in all material respects with all applicable SEC requirements, and (y) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (z) otherwise comply in all material respects with all Applicable Laws, it being understood that this covenant shall not apply to any statements or omissions made or material included in reliance upon and in conformity with information furnished in writing to Trident by NXP expressly for use in such documents. NXP shall cause all information provided by NXP or its agents to Trident for inclusion in documents to be filed with the SEC or other regulatory authorities in connection with the Transaction to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (iii)otherwise comply in all material respects with all Applicable Laws.
     (b) Prior to filing the preliminary proxy materials, definitive proxy materials or any other filing with the SEC or any other Governmental Authority, Trident shall provide NXP with reasonable opportunity to review and comment on each such filing.
     (c) Trident will notify NXP promptly of the receipt of any comments from the SEC or its staff (or of notice of the SEC’s intent to review the Proxy Statement) and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement or any other filing or for additional/supplemental information, and will supply NXP with copies of all correspondence between Trident and the SEC or any other government officials with respect to the Proxy Statement or other filing. Trident shall provide NXP with reasonable opportunity to review and comment on any written response in advance. Whenever either Trident or NXP acquires Knowledge of any event or information that is or may be required to be set forth in an amendment or supplement to the Proxy Statement or any other filing, the party acquiring such Knowledge shall promptly inform the other of such event or information, and NXP shall cooperate with Trident in preparing such amendment or supplement as may be required to reflect such event or information. Trident shall provide NXP with reasonable opportunity to review and comment on any such amendment or supplement in advance, and promptly file with the SEC or its staff or any other government officials, and/or, to the extent required by Applicable Law or the SEC or its staff, mail to the Trident’s Stockholders, such amendment or supplement.
        7.12 Stockholders’ Meeting.
     (a) Trident shall take all action necessary under all Applicable Laws to call, give notice of, convene and hold a meeting of Trident’s Stockholders to vote on the issuance of the Trident Common Stock to NXP as contemplated by this Agreement as promptly as practicable following SEC clearance of the Proxy Statement (the “Stockholders’ Meeting”). Trident shall use all reasonable efforts to solicit from its stockholders proxies in favor of the approval of the Charter Amendment and the issuance of the Trident Common Stock to NXP as contemplated by this Agreement (subject to Trident’s right to effect a change in Board Recommendation in accordance with the terms of this Agreement). Trident shall ensure that all proxies solicited by or on behalf of Trident in connection with the Stockholders’ Meeting are solicited in compliance with all Applicable Laws. NXP may require Trident to adjourn or postpone the Stockholders’ Meeting one (1) time for a period not exceeding thirty (30) days.
     (b) Subject to Section 7.12(c): (i) the Proxy Statement shall include a statement to the effect that Trident’s Board of Directors recommends that Trident’s Stockholders vote to approve the Charter Amendment and the issuance of Trident Common Stock to NXP as contemplated by this Agreement at the Stockholders’ Meeting (such recommendation being referred to as the “Board Recommendation”); and (ii) the Board Recommendation shall not be withdrawn or modified in a manner adverse to NXP and Trident’s Board of Directors shall not publicly propose to withdraw or to qualify or modify in a manner adverse to NXP, the Board Recommendation. Nothing in this Agreement shall preclude (A) Trident from making any public disclosure of any material facts, including but not limited to the fact that an Acquisition Proposal has been submitted to Trident, if Trident’s Board of Directors determines in good faith, after consultation with Trident’s outside legal counsel, that such disclosure would be reasonably expected to constitute a breach of its fiduciary duties under Applicable Law, or (B) Trident’s Board of Directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) under the Exchange Act with regard to an Acquisition Proposal; provided, however, that if such disclosure has the effect of withdrawing or adversely qualifying or modifying the Board Recommendation, NXP shall have the right (to the extent provided in Section 10.1(e)) to terminate this Agreement under Section 10.1(e) and receive the termination fee contemplated under Section 10.4 from Trident.
     (c) Notwithstanding anything to the contrary contained in this Agreement, at any time before the issuance of Trident Common Stock to NXP as contemplated by this Agreement is approved by the applicable Required Stockholder Approvals, the Board Recommendation may be withdrawn or qualified or modified in a manner adverse to NXP, if Trident’s Board of Directors determines in good faith, after consulting with outside legal counsel that such withdrawal, qualification or modification would be required by its fiduciary obligations to Trident’s Stockholders under Applicable Laws. Trident shall provide NXP with at least seventy-two (72) hours’ notice (the “Notice Period”, which may run concurrently with any notice required under Section 10.1(h)) to the effect that absent any revision to the terms and conditions of this Agreement, Trident’s Board of Directors has resolved to effect a withdrawal or modification of the Board Recommendation and/or to terminate this Agreement, which notice shall specify in reasonable detail the basis for such withdrawal, qualification or modification of the Board Recommendation or termination, including the identity of any party making a Superior Offer and the material terms thereof. During the Notice Period, Trident shall, and shall cause its financial and legal advisors to, (1) negotiate with NXP and any representative or agent of NXP (including any director or officer of NXP) (collectively, “NXP Representatives”) in good faith (to the extent NXP desires to negotiate) to make such adjustments in the terms and conditions of this Agreement such that Trident’s Board of Directors would not effect a withdrawal, qualification or modification of the Board Recommendation and/or terminate this Agreement, and (2) permit NXP and the NXP Representatives to make a presentation to Trident’s Board of Directors regarding this Agreement and any adjustments with respect thereto (to the extent NXP desires to make such presentation); provided, that, in the event of any material or substantive revisions to any Acquisition Proposal that Trident’s Board of Directors has determined to be a Superior Offer, Trident shall be required to deliver a new written notice to NXP. In determining whether to withdraw or to qualify or modify the Board Recommendation and/or terminate this Agreement, Trident’s Board of Directors shall take into account any changes to the terms of the transactions contemplated by this Agreement proposed by NXP in response to such notice.
     (d) Prior to a termination of this Agreement, Trident’s obligation to call, give notice of, convene and hold the Stockholders’ Meeting in accordance with Section 7.12(a) shall not be limited or otherwise affected by the commencement, disclosure, making, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal, qualification or modification of the Board Recommendation.
        7.13 Employee Equity.
     (a) Trident agrees that, at the Stockholders’ Meeting, it will submit for approval to Trident’s Stockholders, a new omnibus employee equity incentive plan in the form attached as Exhibit N with the number of shares of Trident Common Stock available for issuance thereunder to be mutually agreed upon by Trident and NXP within thirty (30) days after the Agreement Date, under which Continuing Employees, as well as employees of Trident and its Subsidiaries (other than the Companies and their Subsidiaries), will be eligible to receive awards (the “New Trident Equity Plan”), and, in connection with the initial awards under the New Trident Equity Plan, that it will consult in good faith with NXP regarding award levels and terms so as to appropriately incentivize employees. Awards under the New Trident Equity Plan shall be made following the completion of the Option Exchange contemplated in Section 7.13(b) by the Compensation Committee of the Trident’s Board of Directors (as reconstituted in connection with the Transaction).
     (b) As promptly as practicable following the Closing, subject to receipt of any required stockholder approval, Trident will launch an offer to employee holders of stock options, offering to exchange certain options to purchase shares of Trident Common Stock for a lesser number of replacement options to purchase shares of Trident Common Stock to be granted under the New Trident Equity Plan (the “Option Exchange”). Trident agrees that it shall consult in good faith with NXP in determining which options will be eligible to participate in and the terms of the Option Exchange.
     (c) To the extent that any unvested options to purchase shares of Trident Common Stock under any Trident Stock Plan remain outstanding immediately following the completion of the Option Exchange, Trident will take into account such unvested equity grants in determining the number of equity awards to be granted to employees of Trident and its Subsidiaries (other than the Continuing Employees) as contemplated in clause (a) above.
        7.14 No Shop.
     (a) During the period between the Agreement Date and the Closing Date, neither Trident nor any of its officers or directors shall, and Trident shall use its reasonable best efforts to instruct and cause its employees, investment bankers, attorneys and other advisors and representatives not to, directly or indirectly:

          (i) solicit, initiate, propose or knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal;
          (ii) furnish or make available any non-public information regarding Trident to any Person in connection with or in response to an Acquisition Proposal;
          (iii) afford to any Person access to the business, properties, assets, books or records, or to any personnel of Trident with the intent to induce the making, submission or announcement of, or to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal;
          (iv) participate or engage in discussions or negotiations with any Person with respect to any Acquisition Proposal;
          (v) approve, endorse or recommend any Acquisition Proposal;
          (vi) grant any waiver, amendment or release under any standstill or confidentiality agreement, or anti-takeover laws; or
          (vii) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Proposal;
provided, however, that prior to the approval at the Stockholders’ Meeting of the Charter Amendment and the issuance of Trident Common Stock to NXP as contemplated by this Agreement and the other proposals required to be approved in order to effect the Closing, this Section 7.14 shall not prohibit Trident from furnishing or making available non-public information regarding Trident to, entering into discussions and negotiations with, entering into non-disclosure agreements with, or amending, waiving, or releasing restrictions on non-public communications with Trident contained in any standstill or similar agreement applicable to, any Person in response to a bona fide written Acquisition Proposal, not solicited in violation of this Section 7.14, that Trident’s Board of Directors determines in good faith after consultation with Union Square Advisors or another financial advisor of nationally recognized reputation constitutes, or could reasonably be expected to lead to, a Superior Offer if: (A) Trident’s Board of Directors concludes in good faith, after having consulted with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary obligations to Trident’s stockholders under Applicable Laws; (B) Trident receives from such Person an executed confidentiality agreement not materially less favorable to Trident than the NDA; and (C) concurrently with furnishing or making available any such non-public information to such Person, Trident furnishes or makes available such non-public information to NXP (to the extent Trident has not previously furnished or made available such non-public information to NXP).
     (b) Trident shall promptly (but in any event within one (1) Business Day after receipt of any Acquisition Proposal or any inquiry regarding the making of an Acquisition Proposal) notify NXP of any Acquisition Proposal or inquiry regarding the making of an Acquisition Proposal that is made or submitted by any Person during the period prior to the Closing. Such notice shall include the identity of the Person or group of Persons making such offer, proposal or inquiry and the material terms and conditions of any proposals or offers. Trident shall keep NXP reasonably informed with respect to: (i) the status, terms and conditions of any such Acquisition Proposal or inquiry; and (ii) the status and material terms and conditions of any modification or proposed modification thereto.
     (c) Trident agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Trident agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of Section 7.14(a) of the obligations undertaken in this Section 7.14. Trident also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring it or any of its Subsidiaries or portions thereof to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries. Trident shall promptly notify NXP of any breach, to the Knowledge of Trident, of any existing confidentiality agreement applicable to confidential information of Trident (including the standstill provisions thereof) by the counterparty thereto, or any request by the counterparty to any such existing confidentiality agreement that Trident or Trident’s Board of Directors waive the standstill provision thereof or authorize or give permission to such counterparty to take actions that would otherwise be prohibited by the standstill provisions thereof.
     (d) NXP agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any offer or proposal to acquire, directly or indirectly, any interest in the Business. NXP also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring, directly or indirectly, any portion of the Business to return or destroy all confidential information with respect to the Business heretofore furnished to such Person by or on behalf of NXP or any of its Subsidiaries. NXP shall promptly notify Trident of any breach, to the Knowledge of NXP, of any existing confidentiality agreement applicable to confidential information relating to the Business (including the standstill provisions thereof) by the counterparty thereto, or any request by the counterparty to any such existing confidentiality agreement that NXP or NXP’s Board of Directors waive the standstill provision thereof or authorize or give permission to such counterparty to take actions that would otherwise be prohibited by the standstill provisions thereof.
     7.15 Public Announcement. The initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form agreed to by Trident and NXP. The Parties will thereafter use reasonable best efforts to provide each other the opportunity to review, comment upon and concur with, and use reasonable best efforts to agree on, any press release or other public statements to be made by either Party with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or stock market; provided, that no such consultation or other action shall be required prior to making any disclosure or taking any other action expressly permitted by Section 7.12.

     7.16 Confidentiality. Prior to the Closing Date, the Parties will hold all nonpublic information, including any information provided pursuant to Sections 7.1, 7.6 or 7.14 hereof, in strict confidence in accordance with the terms of that certain Confidentiality Agreement dated January 14, 2009 (the “NDA”), entered into between NXP and Trident. From and after the Closing Date, the NDA shall be deemed to have been terminated and superseded and the Parties will hold any non-public information in accordance with the terms of the Stockholder Agreement and any other applicable Ancillary Agreements.
     7.17 Regulatory Approvals and Related Matters.
     (a) Each Party shall use reasonable best efforts to file, as promptly as practicable after the Agreement Date, all notices, reports and other documents required to be filed by such Party with any Governmental Authority with respect to the Transaction. Without limiting the generality of the foregoing, Trident and NXP shall, as promptly as practicable after the Agreement Date, prepare and file the notifications required under the HSR Act, the Sherman Act, the Clayton Act, the FTC Act, Council Regulation 139/2004 of the European Commission, and under any other Applicable Law that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”) in connection with the Transaction. All fees payable to Governmental Authorities in respect of Antitrust Approvals in connection with the transfer of the Acquired Assets by NXP to the Companies, the transfer of the Securities to Trident Cayman or an Affiliate of Trident Cayman, the issuance of the Trident Exchange Shares or Trident Cash Purchase Shares to NXP or otherwise in connection with this Agreement or any Pre-Closing Carve-Out Agreement shall be paid by NXP when due.
     (b) NXP and Trident each shall promptly supply the other with any information that may be required in order to effectuate any filings or applications pursuant to this Section 7.17. Except where prohibited by Applicable Laws, and subject to the NDA, each of Trident and NXP shall, (i) consult with the other Party prior to making or taking a position with respect to any such filing, (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions, proposals, filings, applications, notices and submissions before making or submitting any of the foregoing to any Governmental Authority by or on behalf of any Party to this Agreement in connection with any investigations or proceedings in connection with this Agreement or the Transaction, (iii) coordinate with the other in preparing and exchanging such information, (iv) promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such Party with any Governmental Authority in connection with this Agreement or the Transaction, and (v) except to the extent prohibited by the relevant Governmental Authority, permit representatives of each Party to participate in meetings and conferences with any Governmental Authority relating to the Transaction; provided, that, with respect to any such filing, presentation or submission that contains information that a Party reasonably deems it to be sensitive for its business, such Party may designate relevant portions of such notice, filing, presentation, or other submission as “Outside Counsel Eyes Only,” in which case review of those designated portions shall be limited to the outside counsel representing the other Party, and such other Party agrees to abide by such arrangement.

          (c) The Parties shall use commercially reasonable efforts to: (i) take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the Antitrust Laws as soon as practicable; (ii) resolve any objections which may be asserted by any Governmental Authority with respect to the Transaction under the Antitrust Laws; and (iii) take, or cause to be taken, all actions necessary to obtain each consent, approval or waiver (if any) required to be obtained (pursuant to any Applicable Law or contract, or otherwise) by such Party in connection with the Transaction and to make effective the Transaction. If any Governmental Authority, including any competition authority, seeks amendments to the Transaction or commitments to be undertaken by any Party as a condition to refraining from seeking to block the Transaction, allowing the applicable waiting period to expire or releasing such Governmental Authority’s consent with respect to the Transaction, the Parties shall commence and conduct good faith negotiations with each other for no less than fifteen (15) days and use their commercially reasonable efforts in order to agree upon amendments to this Agreement or the Ancillary Agreements which are necessary in order to resolve the issues raised by such Governmental Authority and permit the consummation of the Transaction and the other transactions contemplated hereby. Notwithstanding anything to the contrary herein, neither Party shall be required to agree to any divestiture, sale, license or Encumbrance of any properties, assets or businesses by any Party or any of their respective Affiliates, or the imposition of any material limitation on the ability of any of the foregoing to conduct their respective businesses or to own or exercise control of their respective assets and properties (each, an “Antitrust Restraint”).
          7.18 Books and Records. To the extent that any portion of the Books and Records that constitutes Acquired Assets is, at the Closing Date held by NXP or any of its Subsidiaries but physical possession of such Books and Records is not transferred on the Closing Date, NXP shall be obligated to deliver that portion of the Business Books and Records only upon the request of Trident; provided, that, NXP will cooperate reasonably with Trident at Trident’s request to identify any such Books and Records held by NXP or any of its Subsidiaries. NXP shall be entitled to retain copies of such Books and Records in its possession in accordance with its existing document retention policy for administrative, non-business purposes only; provided, that, such Books and Records shall be kept strictly confidential and not disclosed to any other person, except as may be required by Applicable Law. Each Party agrees to retain all Books and Records in existence as of the Closing Date that are held by such Party or such Parties Subsidiaries for the length of time required by Applicable Law or, in the event no specific time period is required by Applicable Law, then for a period of five (5) years following the Closing, and to make personnel of such Party or its Subsidiaries available (without substantial disruption of employment) to the other Party to the extent in each case that such access is reasonably related to any Acquired Assets or Assumed Liabilities or Excluded Assets or Excluded Liabilities, as applicable, is necessary for the other Party to comply with the terms of this Agreement, any Ancillary Agreement or any Applicable Law or is necessary or useful in connection with any Tax inquiry, audit, investigation or dispute, any litigation or investigation or any other matter requiring any such Books and Records, information or employees for any reasonable business purpose. The Party requesting any such Books and Records, information or employees shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for salaries and employee benefits) reasonably incurred in connection with providing such Books and Records, information or employees.

          7.19 Nasdaq Notice; Listing of Shares. Promptly following execution of this Agreement, Trident shall apply to cause the Trident Exchange Shares and Trident Cash Purchase Shares to be approved for listing on Nasdaq, subject to official notice of issuance and shall make any other filing required under the rules and regulations of the NASDAQ Stock Market, Inc. to cause the listing of the Trident Exchange Shares and Trident Cash Purchase Shares and to otherwise effect the transactions contemplated by this Agreement. Trident shall use all commercially reasonable efforts to (x) obtain all necessary permits and qualifications, if any, or secure an exemption therefrom, as maybe required under the Securities Act, or applicable U.S. State securities laws for the issuance of the Trident Exchange Shares and the Trident Cash Purchase Shares to NXP, prior to issuance of the Trident Exchange Shares and the Trident Cash Purchase Shares and (y) cause such authorization, approval, permit or qualification to be effective on or prior to the Closing.
          7.20 Employment Matters.
          (a) Trident and NXP shall comply with the provisions of Schedule 1.11 with respect to employment matters set forth therein. NXP shall use its commercially reasonable best efforts to make any notifications, and obtain any consents or advise, and take such other action, as is contemplated by Sections 9.1(c) and 9.1(d) and Schedule 1.11, as promptly as practicable and in consultation with Trident, and shall keep Trident informed of the status and progress thereof and any material developments therewith.
          (b) From the Agreement Date up through and including the Closing Date, NXP shall continue, and/or shall cause its Subsidiaries, to pay to all Continuing Employees, independent contractors and consultants of the Business all material wages and salaries due to or on behalf of such employees, independent contractors and consultants and required to be paid as of the Agreement Date.
          (c) NXP shall provide that all Company Benefit Arrangements, including all long term benefit arrangements, pension plans, pension entitlements or statutorily required benefit plans, are, on the date of the Pre-Closing Restructuring becomes effective and on Closing Date, fully funded or, to the extent of any shortfall in such funding, that an amount equal to the Pension Shortfall shall be (i) transferred to the Transferred Company or Company that is responsible for the Liability associated with the Company Benefit Arrangements, or (ii) transferred or contributed to the Company Benefit Arrangement that has a shortfall to the extent such transfer or contribution eliminates the associated Liability, so as to cover all entitlements of the Continuing Employees accrued or existing on such dates.
          7.21 Certain Contracts. Upon Trident’s request from time to time during the period ending twelve (12) months following the Closing and, with respect to any reasonable related out-of-pocket expenses, at Trident’s expense, NXP shall use commercially reasonable efforts to assist Trident in its efforts to enter into Contracts with third parties with whom NXP currently has Contracts that are Related to the Business or used in the Business, but that are not included in the Acquired Assets; provided, however, that neither NXP nor any of its Subsidiaries shall be under any obligation to (i) take any actions that are restricted under any agreements to which NXP or any of its Subsidiaries is now or may hereafter become a party or (ii) make any payments to such third parties or otherwise incur any Liabilities in complying with this Section 7.21 unless such payments or Liabilities shall be made or reimbursed in full by Trident.
          7.22 Information.
          (a) On or before October 16, 2009, NXP shall deliver to Trident the audited consolidated balance sheet of the Business as of June 30, 2009 and the related consolidated income statements for the six (6) month periods ended June 30, 2008 (unaudited) and June 30, 2009 (audited) as to which the representation and warranty in Section 4.5(b) with respect to Interim Business Financial Statement shall apply from the date of delivery and which otherwise shall be consistent, in all material respects, with the unaudited Interim Business Financial Statements delivered prior to the Agreement Date.
          (b) Subject to Section 7.17 and to any other requirements of Applicable Law, Trident and NXP each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of NXP, Trident or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Transaction.
          7.23 Unrestricted Subsidiary. Prior to the Closing, NXP shall take all actions necessary to ensure that at and after the Closing Trident and its Subsidiaries (i) qualify as “Unrestricted Subsidiaries” under the NXP Indebtedness, and (ii) are not restricted by, or subject to, any terms, covenants or other provisions of the NXP Indebtedness.
          7.24 Certain Patent Filings. As contemplated by the IP Transfer and License Agreement, Dutch Newco will be responsible for the registration and/or recordation of the transfers and assignments contemplated by the IP Transfer and License Agreement, and the out-of-pocket fees paid to the US Patent and Trademark Office or any other government intellectual property office in connection therewith shall be shared equally by NXP and Dutch Newco, except that NXP shall bear 100% of the out-of-pocket fees and reasonable expenses incurred in connection with addressing the chain of title, recordation and other issues previously identified by Dutch Newco’s counsel, which issues are generally identified on Schedule 2.1(b) to the IP Transfer and License Agreement. NXP shall pay or reimburse Dutch Newco for its portion of the fees within 30 days of the date of invoice.
ARTICLE 8
Tax Matters
          8.1 Taxes.
          (a) NXP shall, to the extent that failure to do so could adversely affect or result in any Encumbrance on the Securities or the Acquired Assets or otherwise result in Trident having any liability for payment of any amount, (i) continue to file all Tax Returns within the time period for filing, and such Tax Returns shall be true, correct and complete in all material respects, and (ii) pay when due any and all Taxes attributable to or levied or imposed upon the Transferred Newcos, the Companies and their Subsidiaries and the

Acquired Assets for periods (or portions thereof) through and including the Closing Date whether or not such payment is required to be paid after the Closing Date.
          (b) Trident shall (i) continue to file all its Tax Returns within the time period for filing, and such Tax Returns shall be true, correct and complete in all material respects and (ii) pay when due any and all Taxes attributed to or levied or imposed upon it for periods (or portions thereof) through and including the Closing Date.
          (c) NXP shall be responsible for and shall pay any and all Taxes with respect to the Transferred Newcos, the Companies and their Subsidiaries and the Acquired Assets relating to all periods ending on or prior to the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date. Trident shall be responsible for and shall pay any and all Taxes with respect to the Transferred Newcos, the Companies and their Subsidiaries and the Acquired Assets relating to all periods beginning after the Closing Date and the portion beginning after the Closing Date for any taxable period that includes (but does not end on) the Closing Date. All property Taxes, personal property Taxes and similar ad valorem obligations in respect of the Acquired Assets that relate to periods beginning prior to the Closing Date and ending after the Closing Date (“Straddle Periods”) shall be allocated between the portion of the Straddle Period ending on the Closing Date and the remainder of the Straddle Period based on the number of days in each such segment of the Straddle Period.
          (d) Certain Taxes. All transfer, documentary, VAT, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) arising (i) in connection with the performance of this Agreement (including, without limitation, any such Taxes imposed on the transfer from NXP (or from any NXP Subsidiary) to Trident (or any Trident Subsidiary) of the Transferred Newcos, any of the Companies, and/or the Direct Transfer Assets) or (ii) the transfer of the Acquired Assets by NXP to the Transferred Newcos and/or the Companies, as the case may be, the Transferred Inventory or otherwise in connection with any Pre-Closing Carve-Out Agreement (“Transfer Taxes”) shall be paid by NXP when due, whether imposed on NXP or its Subsidiaries, the Transferred Newcos, any of the Companies or Trident or its Subsidiaries. NXP and its Subsidiaries, Trident and its Subsidiaries, and the relevant Transferred Newcos and/or the Companies shall, each at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees (or their recovery or refund) as reasonably advised by NXP. To the extent NXP reasonably determines that any of the Transfer Taxes should not be refundable or recoverable (or, regardless of NXP’s initial determination, any of the Transfer Taxes are ultimately not actually refundable or recoverable) following the Closing and communicates that determination in writing to Trident Cayman, then 50% of the amount of such non-refundable or non-recoverable Transfer Taxes shall be reimbursed to NXP by Trident Cayman within ten (10) Business Days of the date of that communication up to a maximum reimbursement amount of USD $4,500,000 after taking all such reimbursements into account. If any such Transfer Taxes for which reimbursement has been made are nonetheless thereafter recovered or refunded, then NXP shall return the applicable reimbursement payment to Trident Cayman within ten (10) Business Days (unless there remain unreimbursed non-recoverable Transfer Taxes due to the application of the USD $4,500,000 reimbursement cap).

          8.2 Cooperation on Tax Matters.
          (a) NXP and Trident shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. NXP and Trident agree to retain all books and records with respect to Tax matters pertinent to the Transferred Newcos, the Companies and their Subsidiaries relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority.
          (b) NXP further agrees, upon request, to use its reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).
          8.3 Preparation of Tax Returns.
          (a) Tax Returns due prior to the Closing Date. NXP shall prepare, or cause to be prepared in a timely manner, all Tax Returns of the Transferred Newcos, the Companies and their Subsidiaries that are due prior to the Closing Date; provided, however, that any such Tax Return shall be prepared by treating items on such Tax Return in a manner consistent with the prior Tax Returns of the Transferred Newcos, the Companies and their Subsidiaries.
          (b) Tax Periods Ending before the Closing Date. Trident or Trident Cayman, as applicable, shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Transferred Newcos, the Companies and their Subsidiaries for Tax periods which end on or before the Closing Date and that are due after the Closing Date, provided, however, that any such Tax Return will be prepared on a basis consistent with the prior Tax Return. Trident and Trident Cayman shall permit NXP to review and comment upon the Tax Return prior to filing.
          (c) Tax Periods Beginning before and Ending after the Closing Date. Trident or Trident Cayman, as applicable, shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Transferred Newcos, the Companies and their Subsidiaries for any Straddle Period. Trident and Trident Cayman shall permit NXP to review and comment upon such Tax Returns prior to filing.
          8.4 Withholding Rights. Trident and/or Trident Cayman, as applicable, shall be entitled to deduct and withhold from the consideration otherwise deliverable under this Agreement, and from any other payments otherwise required pursuant to this Agreement, to NXP, such amounts as Trident and/or Trident Cayman, as applicable, is required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to NXP in respect of which such deduction and withholding was made.
          8.5 Tax Consequences. Neither Party makes any representations or warranties to the other Party regarding the Tax treatment of the transactions contemplated by this Agreement, or any of the Tax consequences to the other Party or to the other Party’s stockholders, under this Agreement or any of the other transactions or agreements contemplated hereby. Each Party acknowledges that it is relying solely on its own Tax advisors in connection with this Agreement and the other transactions and agreements contemplated hereby.
          8.6 Purchase Price Allocation.
          (a) The Parties acknowledge that for tax purposes the Exchange Consideration (plus any other relevant amounts) shall be allocated among each selling Party and between the Securities (but disregarding any increase in fair market value to such Securities as a result of the value of the NXP-Dutch Newco (China) Promissory Note and if applicable, the value of the Inventory Note), Acquired Intercompany Debt and Direct Transfer Assets consistent with each such asset’s respective fair market values.
          (b) The Parties shall agree to an initial allocation (based on the fair market value of the Exchange Consideration as determined as of the date of this Agreement). A preliminary initial allocation is set forth on the allocation schedule (the “Allocation Schedule”) at Exhibit S. To the extent that the Allocation Schedule does not reflect fair market value of the respective assets, the Parties shall use their reasonable best efforts to adjust the Allocation Schedule as necessary to reflect the fair market value of the respective assets as of the date of this Agreement within 45 days of the date of this Agreement (the “Adjusted Allocation Schedule”). If Trident and NXP are unable to reach an agreement with respect to the Adjusted Allocation Schedule within 45 days of the date of this Agreement, such disputed items will be referred to the Reviewing Accountant pursuant to Section 2.2(f). The Reviewing Accountant shall, within thirty (30) calendar days following its selection, deliver to Trident and NXP a written report setting forth its determination as to such disputed items (and only such disputed items), and its determinations will be conclusive and binding upon the parties thereto for purposes of the adjusted Allocation Schedule. The fees and disbursements of the reviewing Accountant shall be borne equally be each of NXP and Trident.
          8.7 Tax Sharing Agreement for US State Income Tax Liability. The Parties shall enter into a tax sharing agreement, if deemed necessary by either Party, pursuant to which (a) NXP shall reimburse Trident for any additional Tax cost to Trident and Trident shall reimburse NXP for any additional Tax benefit realized by Trident to the extent that any of NXP’s taxable income, loss or apportionment factors or NXP’s Affiliates’(excluding Trident and its Subsidiaries) taxable income, loss or apportionment factors affect Trident’s or Trident’s Affiliates’ (excluding NXP) and its US state income Tax Liability and (b) Trident shall reimburse NXP for any additional Tax cost to NXP and NXP shall reimburse Trident for any additional Tax benefit realized by NXP to the extent that any of Trident’s taxable income, loss or apportionment factors or Trident’s Affiliates’ (excluding NXP) taxable income, loss or apportionment factors affect NXP’s or NXP’s Affiliates’ (excluding Trident and its Subsidiaries) post-closing US state income Tax Liability.
ARTICLE 9
Conditions to the Parties Obligations
          9.1 Conditions to Each Party’s Obligation to Effect the Transaction. The respective obligations of each Party to effect the Transaction shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:
          (a) Required Stockholder Approvals. The Required Stockholder Approvals shall have been obtained, as required by Delaware law, Trident’s Charter Documents and the rules of NASDAQ, each as in effect on the date of such approval.
          (b) Certain Governmental Approvals. (i) All applicable waiting periods (and any extensions thereof) applicable to the Transaction under the HSR Act shall have expired or early termination of such waiting periods shall have been granted and (ii) each Required Antitrust Approval (as set forth in Schedule 9.1(b), as updated) shall have been obtained.
          (c) Dutch Works Council Notices. The completion of NXP’s procedure in compliance with Section 25 of the Dutch Works Council Act (“WCA”), and the agreement between NXP and its Dutch works council regarding requesting advice prior to the Closing, such completion to include:
                    (i) the receipt by NXP from its Dutch works council (“NXP’s Works Council”) of: (x) an unconditional positive advice; or (y) an advice with conditions acceptable to each of the Parties and if required in accordance with the WCA; or
                    (ii) a resolution of NXP’s board in respect of the Transaction that deviates from NXP’s Works Council’s advice and (x) against which NXP’s Works Council has not timely lodged an appeal with the Enterprise Chamber of the Amsterdam Court of Appeal; or (y) against which NXP’s Works Council has timely lodged an appeal with the Enterprise Chamber of the Amsterdam Court of Appeal which appeal is subsequently dismissed by such court and if required in accordance with the WCA.
          (d) German Works Council. The completion of information and consultation process with the German works council according to sec. 111 et.al. German Works Constitution Act.
          (e) UK Works Council. The completion of any information and consultation process required under the Information and Consultation of Employees Regulations 2004 with the Site Council in the United Kingdom and/or the United Kingdom Employees Representatives Committee.
          (f) Notices and Consents. The other notices to employees, unions, works councils or other employee representatives that are listed on Schedule 9.1(f) shall have been given and all required pre-closing consultation procedures listed on Schedule 9.1(f)

completed, and all required consents of such employee representatives (as listed on Schedule 9.1(f)) hereto shall have been obtained.
          (g) No Injunctions or Restraints. No judgment, order, injunction, decree, statute, law, ordinance, rule or regulation, or other legal restraint or prohibition (whether temporary, preliminary or permanent), entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction, shall be in effect that prohibits, makes illegal or enjoins the consummation of the Transaction.
          9.2 Additional Conditions to Obligations of NXP. The obligation of NXP to effect the Transaction shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived in writing by NXP:
          (a) Accuracy of Representations and Warranties. The representations and warranties of Trident set forth herein (A) that are qualified as to materiality shall be true and correct and (B) that are not so qualified as to materiality shall be true and correct, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except to the extent that the failure of any such representations and warranties referred to in sub-clause (B) to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Trident and its Subsidiaries taken as a whole.
          (b) Covenants. Each of Trident and Trident Cayman shall have performed and complied in all material respects with all of its covenants under this Agreement on or before the Closing (to the extent that such covenants require performance by Trident or Trident Cayman on or before the Closing).
          (c) Required Consents. The authorizations, approvals, consents and waivers listed on Schedule 9.2(c) (the “Trident Required Consents”) shall have been obtained.
          (d) Certificate of Designation. The Certificate of Designation shall have been duly filed with the Secretary of State of the State of Delaware and shall be effective.
          (e) Closing Deliveries. NXP shall have received the closing deliveries of Trident and/or Trident Cayman specified in Section 3.1(a).
          (f) No Litigation. (A) No suit, action, proceeding, application or counterclaim shall be pending by any Governmental Authority wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent, restrain or prohibit the consummation of any element of the Transaction, (ii) cause any element of the Transaction to be rescinded, or (iii) result in any Antitrust Restraint that would reasonably be expected to have a Material Adverse Effect on Trident and its Subsidiaries taken as a whole following the Closing; and (B) no such injunction, judgment, order, decree, ruling or charge shall be in effect nor shall any Applicable Law have been enacted having any such effect.

          (g) No Material Adverse Change. Since the Agreement Date, there shall not have been any Material Adverse Effect on Trident and its Subsidiaries taken as a whole that is continuing, whether or not resulting from a breach in any representation, warranty or covenant in this Agreement.
          9.3 Additional Conditions to Obligations of Trident. The obligation of Trident and Trident Cayman to effect the Transaction shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived in writing by Trident and Trident Cayman:
          (a) Accuracy of Representations and Warranties. The representations and warranties of NXP set forth herein (A) that are qualified as to materiality shall be true and correct and (B) that are not so qualified as to materiality shall be true and correct, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except to the extent that the failure of any such representations and warranties referred to in sub-clause (B) to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Business taken as a whole.
          (b) Covenants. NXP shall have performed and complied in all material respects with all of its covenants under this Agreement at or before the Closing (to the extent that such covenants require performance by NXP at or before the Closing).
          (c) Required Consents.
                    (i) The authorizations, approvals, consents and waivers listed on Schedule 9.3(c) shall have been obtained.
                    (ii) NXP and/or Dutch Newco shall have obtained all required authorizations, approvals, consents and waivers for the sale, transfer, assignment, conveyance and/or license (or replacement on terms satisfactory to Trident) of all those Exclusive IP Contracts and other Contracts listed on Schedule 9.3(c), the “NXP Required Consents”).
          (d) Pre-Closing Restructuring. All Pre-Closing Carve-Out Agreements shall have been duly authorized, executed and delivered in the form approved by Trident and shall remain in full force and effect, and all asset transfers and other transactions contemplated by such Pre-Closing Carve-Out Agreements shall have been completed as contemplated by this Agreement and the Pre-Closing Carve-Out Agreements.
          (e) Repayment of NXP-Dutch Newco (China) Promissory Note. NXP shall have repaid in full the NXP-Dutch Newco (China) Promissory Note.
          (f) Intellectual Property. The transactions contemplated by the IP Transfer and License Agreement shall have been consummated in full compliance with all of the terms and conditions of the IP Transfer and License Agreement, except to the extent that any such terms or conditions have been waived in writing by Trident.

          (g) Closing Deliveries. Trident and Trident Cayman shall have received the closing deliveries of NXP specified in Section 3.1(b).
          (h) No Litigation. (A) No suit, action, proceeding, application or counterclaim shall be pending by any Governmental Authority wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent, restrain or prohibit the consummation of any element of the Transaction, (ii) cause any element of the Transaction to be rescinded, or (iii) result in any Antitrust Restraint that would reasonably be expected to have a Material Adverse Effect on Trident and its Subsidiaries taken as a whole following the Closing and (B) no such injunction, judgment, order, decree, ruling or charge shall be in effect nor shall any Applicable Law have been enacted having any such effect.
          (i) No Material Adverse Change. Since the Agreement Date, there shall not have been any Material Adverse Effect on the Business taken as a whole that is continuing, whether or not resulting from a breach in any representation, warranty or covenant in this Agreement.
ARTICLE 10
Termination
          10.1 Termination. This Agreement may be terminated prior to the Closing:
          (a) by mutual written consent of Trident and NXP;
          (b) by either Trident or NXP, if the Transaction has not been consummated by March 31, 2010 or any other date that Trident and NXP may agree upon in writing (the “Outside Date”); provided, that, if Governmental Authorities relating to their respective Required Antitrust Approvals have not completed their review of the Transaction by the Outside Date, then such date may be extended by either Party from time to time by written notice to the other; provided, further, that such extensions shall in the aggregate be for a period of no more than sixty (60) days beyond the Outside Date;
          (c) by either Trident or NXP, if a court of competent jurisdiction or other Governmental Authority having jurisdiction shall have issued a final and nonappealable Order, or shall have taken any other final and nonappealable action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Transaction as contemplated by this Agreement;
          (d) by either Trident or NXP, if: (i) the Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Trident’s Stockholders shall have taken a final vote on the proposals to approve the Charter Amendment and the issuance of the Trident Exchange Shares and the Trident Cash Purchase Shares to NXP as contemplated by this Agreement; and (ii) the Required Stockholder Approvals shall not have been obtained with respect to both such proposals;
          (e) by NXP (at any time prior to, but in no event after, the approval of the Charter Amendment and the issuance of the Trident Exchange Shares and the Trident Cash Purchase Shares to NXP as contemplated by this Agreement by the applicable Required

Stockholder Approvals) if (1) Trident’s Board of Directors withdraws, qualifies or modifies in a manner adverse to NXP, the Board Recommendation, or publicly proposes to withdraw, qualify or modify in a manner adverse to NXP, the Board Recommendation (in either case, other than in connection with a termination of this Agreement by Trident permitted pursuant to Section 10.1(f)); (2) Trident fails to include in the Proxy Statement the Board Recommendation; or (3) Trident’s Board of Directors publicly adopts or recommends any Acquisition Proposal or, in the event a tender offer or exchange offer for outstanding shares of Trident Common Stock shall have been publicly disclosed (other than by Trident) and, within ten (10) Business Days after the commencement of such tender or exchange offer, Trident’s Board of Directors fails to recommend against acceptance of such offer;
          (f) by Trident upon a breach of any representation, warranty, covenant or agreement on the part of NXP set forth in this Agreement, or if any representation or warranty of NXP shall have become untrue, in either case such that the conditions set forth in Section 9.1 or Section 9.3 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that, if such inaccuracy in NXP’s representations and warranties or breach by NXP of a covenant or agreement is curable by NXP within thirty (30) days, then Trident may not terminate this Agreement under this Section 10.1(f) for thirty (30) days after delivery of written notice from Trident to NXP of such breach (it being understood that Trident may not terminate this Agreement pursuant to this Section 10.1(f) if such breach by NXP is cured during such thirty (30)-day period);
          (g) by NXP upon a breach of any representation, warranty, covenant or agreement on the part of Trident set forth in this Agreement, or if any representation or warranty of Trident shall have become untrue, in either case such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that, if such inaccuracy in Trident’s representations and warranties or breach by Trident of a covenant or agreement is curable by Trident within thirty (30) days, then NXP may not terminate this Agreement under this Section 10.1(g) for thirty (30) days after delivery of written notice from NXP to Trident of such breach (it being understood that NXP may not terminate this Agreement pursuant to this Section 10.1(g) if such breach by Trident is cured during such thirty (30)-day period); or
          (h) by Trident or NXP (at any time prior to, but in no event after, the approval of the Charter Amendment and the issuance of the Trident Exchange Shares and the Trident Cash Purchase Shares to NXP as contemplated by this Agreement by the applicable Required Stockholder Approvals), if Trident’s Board of Directors authorizes Trident to enter into a binding definitive acquisition agreement concerning a transaction that constitutes a Superior Offer; provided, however, that (i) at least three (3) Business Days prior to terminating this Agreement under this Section 10.1(h) Trident shall notify NXP in writing that it intends to take such action, (ii) during such three (3)-Business Day period and during such five (5)-Business Day period, Trident shall negotiate in good faith with NXP with respect to any revisions to the terms of the transactions contemplated by this Agreement that may be proposed by NXP in response to a Superior Offer, if any, (iii) in determining whether to exercise its rights under this Section 10.1(h), Trident’s Board of Directors shall take into account any changes to the terms of the transactions contemplated by this Agreement proposed by NXP during such negotiation period, and (iv) prior to (or concurrently with) such termination, Trident shall pay to NXP in immediately available funds all amounts required to be paid pursuant to Section 10.4;
provided, however, a Party shall not be permitted to terminate this Agreement pursuant to Section 10.1(b), (c) or (d) if the failure to consummate the Transaction by the Outside Date or the occurrence of the failure of a condition to the consummation of the Transaction is caused by the failure on the part of such Party to perform any covenant or obligation in this Agreement required to be performed by such Party at or prior to the Closing.
          10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that: (i) Sections 10.2, 10.3, 10.4 and 12.13 shall survive the termination of this Agreement and shall remain in full force and effect, (ii) Section 7.16 and the NDA shall remain in full force and effect in accordance with their terms, and (iii) the termination of this Agreement shall not relieve any Party from any liability for any intentional and material breach of any covenant, obligation, representation or warranty contained in this Agreement.
          10.3 Expenses. All fees and expenses incurred in connection with this Agreement and the Transaction (including, without limitation, fees of attorneys, accountants and financial advisors) shall be paid (or caused to be paid) by the Party incurring such fees or expenses, whether or not the Transaction is consummated.
          10.4 Termination Fee. If this Agreement is terminated: (a) by either Trident or NXP pursuant to Section 10.1(d), and at the time of the Stockholders’ Meeting an Acquisition Proposal had been publicly announced and not publicly withdrawn at least five (5) Business Days prior to the Stockholders’ Meeting, or (b) by NXP pursuant to Section 10.1(e), or (c) by Trident or NXP pursuant to Section 10.1(h); then Trident shall pay NXP a fee equal to $6,000,000. Such fee shall be paid in immediately available funds and shall be due and payable on the date that is two (2) Business Days after the date such fee is determined to be due and payable, in the case of a termination by NXP, and shall be due and payable prior to termination of the Agreement, in the case of a termination by Trident; provided, however, that in the case of clause (a) of the preceding sentence, no termination fee shall be due and payable unless and until within twelve (12) months following such termination, Trident enters into an agreement for a transaction with respect to an Acquisition Proposal (with Acquisition Proposal defined for the purposes of this sentence by replacing each reference to fifteen percent (15%) and eighty-five percent (85%) in the definition of the term Acquisition Proposal with fifty percent (50%)) made by the Person making the Acquisition Proposal referred to in clause (a) or an Affiliate of such Person, in which case such termination fee will become due and payable upon consummation of such Transaction as the same may be amended, modified, supplemented or extended from time to time thereafter.

ARTICLE 11
Indemnification
          11.1 Survival. The representations and warranties made in this Agreement shall not survive after the Closing or, except as set forth in Section 10.2 hereof, the termination of this Agreement pursuant to the terms hereof; provided, however, that the representation and warranties of NXP in Section 4.3 (but only in regards to the second, third and fourth sentences thereof), Section 4.5(b) (but only in regards to the representations related to the consolidated income statements of the Business in Section 4.5(b)), the last sentence of Section 4.21(c) and Section 5.3 (the “NXP Core Representations”) and the representations and warranties of Trident in Sections 6.5(b) (but only in regards to the representations related to the consolidated income statements of Trident in Section 6.5(b)), 6.6, and 6.7 (the “Trident Core Representations”) shall survive the Closing to and until 11:59 p.m, California time, on the date which is twelve (12) months from the Closing Date, at which date they shall terminate and be of no further force or effect. Notwithstanding the foregoing, any representation or warranty in respect of which indemnity may be sought under this Article 11 shall survive the time at which it would otherwise terminate pursuant to this Section 11.1 if written notice of a good faith claim for indemnification in respect of such representation or warranty shall have been duly given prior to such time, in which event such representation or warranty shall survive solely with respect to such claim until the final resolution thereof. The covenants and agreements in this Agreement shall survive the Closing Date only to the extent that they are by their terms to be performed after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, (i) the obligations of NXP to indemnify and hold harmless the Indemnified Trident Persons pursuant to Section 11.2(a)(v), and (ii) the obligations of Trident to indemnify and hold harmless the Indemnified NXP Persons pursuant to Section 11.3(a)(v) shall, in each case, terminate on the 60th day following the expiration of the applicable statute of limitations with respect to the Tax Liabilities in question (giving effect to any waiver, mitigation or extension thereof). Neither NXP nor any of its Affiliates shall have any right of contribution from any of the Transferred Newcos or the Companies for any indemnification claim made pursuant to this Article 11.
          11.2 Indemnification by NXP.
          (a) From and after the Closing Date, subject to the other provisions of this Article 11, NXP agrees to indemnify Trident, its Subsidiaries (including the Transferred Newcos and the Companies) and their respective officers, directors and employees (collectively, the “Indemnified Trident Persons”) and to hold each of them harmless from and defend them against, any and all actions, suits, proceedings, demands, assessments, judgments, claims, Liabilities, losses, costs, compensation, severances, remuneration, damages, expenses, Taxes or penalties, and reasonable attorneys’ fees, expenses and disbursements in connection with any action, suit, proceeding, demand, assessment, judgment or claim against such Person, including any measures taken by such Person to defend itself (but excluding, in any case, damages not proximately caused by such breach, punitive or other exemplary damages, except to the extent that such damages have been awarded to a third party against an Indemnified Person) (collectively, “Damages”), suffered, paid or incurred by such Indemnified Trident Person arising out of or in connection with, resulting from or caused by (without duplication): (i) any Liability arising out of the Pre-Closing Restructuring or the execution and performance of the Pre-Closing Carve Out

Agreements, except to the extent that any such Liability constitutes an Assumed Liability or is otherwise expressly provided in this Agreement to be borne by Trident, any of the Transferred Newcos or any of the Companies; (ii) the Excluded Liabilities or any failure to timely pay, discharge and fulfill any of the Excluded Liabilities; (iii) any breach of any of the NXP Core Representations (it being understood that for purposes of this Section 11.2 any qualifications or exceptions relating to materiality or Material Adverse Effect shall be disregarded for purposes of determining the amount of Damages incurred); (iv) any breach by NXP of any covenant or agreement of NXP contained in this Agreement or any of the Ancillary Agreement to the extent such covenant or agreement is by its terms to be performed after the Closing Date; and (v) any Taxes for which NXP is responsible pursuant to Section 8.1 and/or Liability arising out of or resulting from any breach by NXP of any of its covenants and agreements in Section 8.1(d).
          (b) NXP shall not have any liability under Section 11.2(a)(iii) to any Indemnified Trident Persons in respect of any individual claim (or set of claims related to the same or substantially the same set of circumstances) of less than $25,000. The Indemnified Trident Persons shall not be entitled to indemnification for aggregate Damages with respect to claims for indemnification pursuant to Section 11.2(a)(iii) in excess of $34,000,000.00 (the “Indemnity Cap”).
          11.3 Indemnification by Trident.
          (a) From and after the Closing Date, subject to the other provisions of this Article 11, Trident agrees to indemnify NXP, its Subsidiaries (other than Trident and its Subsidiaries) and their respective officers, directors and employees (collectively, the “Indemnified NXP Persons”) and to hold each of them harmless from and against any and all Damages suffered, paid or incurred by such Indemnified NXP Person arising out of or in connection with, resulting from or caused by (without duplication): (i) any Liability arising out of the Pre-Closing Restructuring or the Pre-Closing Carve-Out Agreements that is expressly provided in this Agreement to be borne by Trident, any of the Transferred Newcos or any of the Companies; (ii) any failure to timely pay, discharge and fulfill any of the Assumed Liabilities; (iii) any breach of any of the Trident Core Representations (it being understood that for purposes of this Section 11.3(a) any qualifications or exceptions relating to materiality or Material Adverse Effect shall be disregarded for purposes of determining the amount of Damages incurred); (iv) any breach by Trident or Trident Cayman of any covenant or agreement of Trident or Trident Cayman contained in this Agreement or any of the Ancillary Agreement to the extent such covenant or agreement is by its terms to be performed after the Closing Date and (v) any Taxes for which Trident is responsible pursuant to Section 8.1 and/or Liability arising out of or resulting from any breach by Trident of any of its covenants and agreements in Section 8.1(d).
          (b) Any indemnification of Indemnified NXP Persons arising under this Section 11.3 shall be effected in a manner that accounts for NXP’s ownership of Trident Common Stock by multiplying the amount of the Damages that would otherwise be indemnified by a fraction the numerator of which is one (1) and the denominator of which is one (1) minus the percentage (expressed as a decimal) of the outstanding shares of Trident Common Stock owned by NXP.

          (c) Trident shall not have any liability under Section 11.3(a)(iii) to any Indemnified NXP Person in respect of any individual claim (or set of claims related to the same or substantially the same set of circumstances) of less than $25,000. The Indemnified NXP Persons shall not be entitled to indemnification for aggregate damages with respect to claims for indemnification pursuant to Section 11.3(a)(ii) in excess of the Indemnity Cap.
          11.4 Indemnification Procedures.
          (a) If an Indemnified Trident Person or an Indemnified NXP Person (each, an “Indemnified Person”) believes that a claim, demand or other circumstance exists that has given or may reasonably be expected to give rise to a right of indemnification under this Article 11 (whether or not the amount of Damages relating thereto is then quantifiable), such Indemnified Person shall assert its claim for indemnification by giving written notice thereof (a “Claim Notice”) to the party from which indemnification is sought (the “Indemnifying Party”) (i) if the event or occurrence giving rise to such claim for indemnification is, or relates to, a claim, suit, action or proceeding brought by a Person not a party to this Agreement or affiliated with any such party (a “Third-Party Claim”), promptly, but in any event within ten (10) Business Days, following receipt of notice of such Third-Party Claim by such Indemnified Person; provided, that failure to provide such notice within such ten (10) Business Day period shall not limit or impair the right of an Indemnified Person to indemnity under this Agreement unless the Indemnifying Party is materially prejudiced by such failure. Each Claim Notice shall describe the claim in reasonable detail, including the amount of the Damages relating thereto (if quantifiable), the event or occurrence giving rise thereto and the basis for such claim for indemnification.
          (b) If any claim or demand by an Indemnified Person under this Article 11 relates to a Third-Party Claim filed or made against an Indemnified Person, the Indemnifying Party may elect at any time to negotiate a settlement or a compromise of such action or claim or to defend such action or claim, in each case at its sole cost and expense (subject to Section 11.4(c)) and with its own counsel. If (i) within thirty (30) days of receipt from an Indemnified Person of any Claim Notice with respect to a Third-Party Claim, the Indemnifying Party advises such Indemnified Person in writing that the Indemnifying Party will not elect to defend, settle or compromise such action or claim or (B) fails to make such an election in writing; or (ii) after assuming the defense of a Third-Party Claim, the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third-Party Claim within ten (10) Business Days after receiving written notice from the Indemnified Person to the effect that the Indemnifying Party has so failed, such Indemnified Person may (subject to the Indemnifying Party’s continuing right of election in the preceding sentence), at its option, defend, settle or otherwise compromise or pay such action or claim; provided that any such settlement or compromise shall be permitted hereunder only with the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, delayed or conditioned; and provided further that any such settlement or compromise shall not be determinative of the existence of or amount of Damages relating to such matter, except with the consent of the Indemnifying Party. Unless and until the Indemnifying Party makes an election in accordance with this Section 11.4(b) to defend, settle or compromise such action, all of the Indemnified Person’s reasonable costs and expenses arising out of the defense, settlement or compromise of any such action or claim shall be Damages subject to indemnification hereunder to the extent provided herein. Each Indemnified Person shall make available to the Indemnifying Party all information available to such Indemnified Person relating to such Third-Party Claim. In addition, the parties shall render to each other such assistance as may reasonably be requested in order to ensure the proper and adequate defense of any such Third-Party Claim. The party in charge of the defense shall keep the other parties fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. If the Indemnifying Party elects to defend any such Third-Party Claim, then the Indemnified Person shall be entitled to participate in such defense with counsel, at such Indemnified Person’s sole cost and expense (unless (i) both the Indemnifying Party and the Indemnified Person are named parties to the proceeding, and under applicable standards of professional conduct, an actual or potential conflict between the positions of the Indemnifying Party and the Indemnified Person that would preclude or render inadvisable joint representation of such parties, in which case the Indemnifying Party shall be liable for the fees and expenses hereunder with respect to one law firm, in addition to local counsel in each applicable jurisdiction, to represent the Indemnified Person; or (ii) the Indemnified Person assumes the defense of a Third-Party Claim after the Indemnifying Party has failed to diligently pursue a Third-Party Claim it has assumed, as provided in the second sentence of this Section 11.4(b)).
          (c) In each case in which the Indemnifying Party has elected to assume the defense of any action or claim pursuant to Section 11.4(b), the Indemnifying Party may not settle or compromise such action or claim without the consent of the Indemnified Persons, which consent shall not be unreasonably withheld, delayed or conditioned; provided, however, that under no circumstances will an Indemnified Person be required to consent to any settlement or compromise that (i) does not include as a term thereof the release by the plaintiff or claimant of the Indemnified Person from all liability with respect to such claim or action, other than amounts paid by the Indemnifying Party; (ii) includes a finding or admission or a violation of law or violation of the rights of any Person by the Indemnified Person or any of its Affiliates, (iii) includes a finding or admission that could adversely affect any other claims made or threatened against the Indemnified Person or any of its Affiliates; or (iv) that imposes on the Indemnified Person any equitable remedies or other non-monetary relief that could affect the business or operations or the Indemnified Person or its Affiliates.
          (d) The Indemnified Person and the Indemnifying Party shall use reasonable efforts to avoid production of confidential information (consistent with Applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.
          (e) If, within twenty (20) Business Days after a Claim Notice is received by the Indemnifying Party, the Indemnifying Party does not contest such Claim Notice in writing, the Indemnifying Party shall be conclusively deemed to have consented to the recovery by the Indemnified Person of the full amount of Damages specified in the Claim Notice in accordance with this Article 11, and, without further notice, to have stipulated to the entry of a final judgment for damages against the Indemnifying Party for such amount in any court having jurisdiction over the matter where venue is proper.

          11.5 General.
          (a) Each Indemnified Person shall be obligated in connection with any claim for indemnification under this Article 11 to use all commercially reasonable efforts to obtain any insurance proceeds available to such Indemnified Person with regard to the applicable claims. The amount which the Indemnifying Party is or may be required to pay to any Indemnified Person pursuant to this Article 11 shall be reduced (retroactively, if necessary) by any indemnification or insurance proceeds actually recovered by such Indemnified Person related to such Damages (net of any out-of-pocket costs reasonably incurred in connection therewith). If an Indemnified Person shall have received the payment required by this Agreement from the Indemnifying Party in respect of Damages and shall subsequently receive insurance proceeds in respect of such Damages, then such Indemnified Person shall promptly repay to the Indemnifying Party a sum equal to the amount of such insurance proceeds actually received.
          (b) Indemnification payments under this Agreement shall be paid by the Indemnifying Party without reduction for any Tax Benefits available to the Indemnified Person. To the extent, however, that the Indemnified Person recognizes Tax Benefits as a result of any Damages, the Indemnified Person shall pay the amount of such Tax Benefits (but not in excess of the indemnification payment or payments actually received from the Indemnifying Party with respect to such Damages) to the Indemnifying Party as such Tax Benefits are actually recognized by the Indemnified Person. For this purpose, the Indemnified Person shall be deemed to recognize a tax benefit (“Tax Benefit”) with respect to a taxable year if, and to the extent that, the Indemnified Person’s cumulative liability for Taxes through the end of such taxable year, calculated by excluding any Tax items attributable to the Damages from all taxable years, exceeds the Indemnified Person’s actual cumulative liability for Taxes through the end of such taxable year, calculated by taking into account any Tax items attributable to the Damages for all taxable years (to the extent permitted by relevant Tax law and treating such Tax items as the last items claimed for any taxable year).
          (c) In addition to the requirements of Section 11.5(a), each Indemnified Entity shall be obligated in connection with any claim for indemnification under this Article 11 to use all commercially reasonable efforts to mitigate Damages upon and after becoming aware of any event which could reasonably be expected to give rise to such Damages; provided, however, that the Indemnified Person shall not be required to incur any non-de minimis costs or expenses that are not reimbursed by the Indemnifying Party.
          (d) The Indemnifying Party shall be subrogated to any right of action which the Indemnified Person may have against any third party with respect to any matter giving rise to a claim for indemnification hereunder.
          (e) The indemnification provided in this Article 11 shall be the exclusive post-Closing remedy available to any party hereto with respect to any breach of any representation, warranty, covenant or agreement in this Agreement, the IP Transfer and License Agreement and the Pre-Closing Carve-out Agreements, except as otherwise expressly provided herein or therein; provided, however, that this Section 11.5(e) shall not apply or limit (i) the remedy available to either party hereto with respect to any fraudulent act or willful breach of any representation, warranty, covenant or agreement in this Agreement, by the other party hereto or (ii) the rights of the parties to any adjustment contemplated by Section 2.2 of this Agreement.
          (f) The parties agree that any indemnification payment made pursuant to this Agreement shall be treated as an adjustment to the Exchange Consideration, unless otherwise required by Applicable Law. If an Indemnified Person incurs a Tax liability under Applicable Law due to receipt or accrual of the right to receive all or any portion of an indemnification payment pursuant to this Agreement, such indemnification payment shall be made on a Grossed-Up Basis.
          (g) All indemnity payments under this Agreement shall be payable in United States dollars in immediately available funds. If any indemnification claims are incurred in a currency other than United States dollars, then such amount denominated in such foreign currency shall be converted into an amount denominated in United States dollars using the noon buying rate for such foreign currency as certified by the New York Federal Reserve Bank on the Business Day immediately preceding the date on which such payment is paid.
ARTICLE 12
Miscellaneous
          12.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below.
          “Accounts Payable” means all trade accounts payable that would be reflected within “Accounts Payable” or “Accounts Payable to related parties” in the Business Financial Statements prepared in accordance with the Accounting Principles as of the date of determination.
          “Accounting Principles” means U.S. GAAP as consistently applied in preparation of the Business Financial Statements.
          “Accounts Receivable” means all accounts receivable that would be reflected within “Accounts Receivable-Net” in the Business Financial Statements prepared in accordance with the Accounting Principles as of the date of determination.
          “Acquired Assets” shall have the meaning set forth in Section 1.4.
          “Acquired Intercompany Debt” means all debt held by NXP under which any Transferred Newco is debtor, together with all documents, agreements, and instruments evidencing, securing or executed in connection with any such debt, in each case, in such amounts and in form and substance as determined by Trident, subject to NXP’s consent (which shall not be unreasonably withheld or delayed). In no event, however, shall the Acquired Intercompany Debt be for an amount less than the sum of the following items: (A) the fair market value, as set forth in the Allocation Schedule (Exhibit S), as adjusted in accordance with Section 8.6(b), of (i) the IP Transfer and License Agreement and certain Acquired Assets, including, but not limited to, customer contracts, purchase orders related to sale of inventory and those Acquired Assets set forth in Section 1.4(p), and (ii) the Direct Transfer Assets that Trident China will acquire from NXP China; (B) the fair market value of the Transferred Inventory, as of the date of Transfer from NXP (or a NXP Subsidiary) to Trident (or a Trident Subsidiary), if Section 2(c)(ii) is applicable, and (C) the Intercompany Debt.
          “Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by NXP or any of its Affiliates) contemplating or otherwise relating to any of the following transactions (other than the Transaction):
          (a) any acquisition or purchase from Trident by any Person or group (as defined in the Exchange Act and the rules promulgated thereunder) of more than a 15% interest in the total outstanding voting securities of Trident (other than pursuant to bona fide employee benefit plans) or any tender offer or exchange offer that if consummated would result in any Person or group (as defined in the Exchange Act and the rules promulgated thereunder) beneficially owning securities representing fifteen percent (15%) or more of the total outstanding voting power of Trident, or any merger, consolidation, business combination, share exchange or similar transaction involving Trident pursuant to which Trident’s Stockholders immediately preceding such transaction hold securities representing less than eighty-five percent (85%) of the total outstanding voting power of the surviving or resulting Entity of such transaction (or parent Entity of such surviving or resulting Entity);
          (b) any sale, exchange, transfer, exclusive license, or disposition of any business or businesses or assets that constitute or represent fifteen percent (15%) or more of the aggregate fair market value of the consolidated assets of Trident and its Subsidiaries taken as a whole; or
          (c) any liquidation or dissolution of Trident.
          “Adjusted Allocation Schedule” shall have the meaning set forth in Section 8.6(b).
          “Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such specified Person; provided, that, for purposes of this Agreement, neither Trident nor NXP shall be considered Affiliates of the other.
          “Agreement” shall have the meaning set forth in the preamble to the recitals to this Agreement.
          “Agreement Date” shall have the meaning set forth in the preamble to the recitals to this Agreement.
          “Allocation Schedule” shall have the meaning set forth in Section 8.6(a).
          “Ancillary Agreements” means, collectively, the Transition Services Agreement, the R&D Services Agreement, the IP Transfer and License Agreement, the Stockholders Agreement, the Manufacturing Services Agreement and the Pre-Closing Carve-Out Agreements

(as such terms are defined herein) and all other documents and certificates required to be executed pursuant to this Agreement and/or effect the transactions contemplated hereby.
          “Anti-Bribery Laws” means the United States Corrupt Foreign Practices Act or any other similar laws, statue, rule or regulation of any country, including any anti-bribery and related prohibitions implemented under the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the Organization of American States Inter-American Convention Against Corruption, Council of Europe Criminal Law Convention on Corruption, the United Nations Convention Against Corruption, the African Union Convention on Preventing and Combating Corruption, applicable to the Companies or any of their Subsidiaries.
          “Antitrust Approvals” shall have the meaning set forth in Section 4.1(d).
          “Antitrust Laws” shall have the meaning set forth in Section 7.17(a).
          “Antitrust Restraint” shall have the meaning sect forth in Section 7.17(c).
          “Applicable Law” means with respect to any Person, any foreign, national, federal, state, local, municipal or other law, statute, constitution, resolution, ordinance, code, permit, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any orders, writs, injunctions, awards, judgments and decrees applicable to such Person or its subsidiaries, their business or any of their respective assets or properties.
          “Assigned Contracts” shall have the meaning set forth in Section 1.4(b).
          “Assumed Company Benefit Arrangements” shall have the meaning set forth in Section 4.17(d)(i).
          “Assumed Liabilities” shall have the meaning set forth in Section 1.6.
          “BL-Car Agreement” shall have the meaning set forth in Section 3.1(a)(ix).
          “Board Recommendation” shall have the meaning set forth in Section 7.12(b).
          “Books and Records” means all records, papers and instruments that are primarily related to the Business or any of the Acquired Assets, including blueprints, specifications, plats, maps, surveys, building and machinery diagrams, service, maintenance and production records, correspondence from any Governmental Authority, all operational and customer-related records, accounting and financial records, employment and benefits-related records (including those of the Continuing Employees), environmental records and reports, sales records, records relating to suppliers, but excluding any such items to the extent (i) they are included in or primarily related to any Excluded Assets or Excluded Liabilities, (ii) any Applicable Law prohibits their transfer, or (iii) they are books, records, papers or instruments that are described in the IP Transfer and License Agreement.

          “Branch” means a fixed place of business, whether or not registered with the appropriate Governmental Authority, in which a Parent or its Subsidiary carries on business.
          “Business” means the research, development, marketing and sales activities conducted by NXP and its Subsidiaries immediately prior to the Agreement Date related to any and all of the following:
                    (1) integrated circuits and software that are specific for any analog, analog matrix or digital TV (including IPTV and media processors), PC video system or set-top box applications;
                    (2) co-processor integrated circuits for any analog or digital TV, PC video system, set-top box, or TV accessory;
                    (3) demodulator and video decoder integrated circuits for any digital TV, set-top box, or TV accessory; and
                    (4) the integration of one or more of the integrated circuits and software described by subparts (1) through (3) above into integrated circuits or SoCs, in each case where that circuit, integrated circuit, SoC or software is used to receive, process and/or transmit standard video signals, and all derivatives, extensions and successors.
The term “Business” does not include any activities conducted by NXP and its Subsidiaries in connection with (i) digital or analog tuners, (ii) demodulators with integrated tuners and (iii) media interfaces.
          “Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions located in San Francisco, California or Eindhoven, The Netherlands are authorized or obligated by law or executive order to close.
          “Business Financial Statements” shall have the meaning set forth in Section 4.5.
          “Business Material Contract” shall have the meaning set forth in Section 4.8.
          “Certificate of Designation” means the certificate of designation creating a series of preferred stock of Trident designated as Series B Preferred Stock, in the form attached hereto as Exhibit O.
          “Charter Amendment” means an amendment to the Certificate of Incorporation of Trident providing for an increase in the number of shares of authorized Common Stock of Trident to a total of not less than 250 million shares.
          “Charter Documents” means with respect to any Person, such Person’s articles or certificate of association, incorporation, formation or organization, by-laws, limited liability company agreement, partnership agreement or other constituent document or documents, each in its currently effective form as amended or modified from time to time.

          “China Direct Asset Transfer Agreements” means the sale and transfer agreements, to be entered into by and between Trident China and NXP China, for the sale and transfer of the Direct Transfer Assets owned by NXP China to Trident China (and the assumption of the Direct Assumed Liabilities related to NXP China by Trident China), in each case, in form and substance reasonably acceptable to Trident.
          “Chosen Courts” shall have the meaning set forth in Section 12.13.
          “Claim Notice” shall have the meaning set forth in Section 11.4(a).
          “Clayton Act” means the Clayton Antitrust Act of 1914, as amended.
          “Closing” shall have the meaning set forth in Section 2.3.
          “Closing Date” shall have the meaning set forth in Section 2.3.
          “Closing Inventory Value” means the aggregate Standard Cost of Goods Sold for the Transferred Inventory, as of the Closing Date.
          “Code” means the Internal Revenue Code of 1986, as amended.
          “Companies” shall have the meaning set forth in the recitals to this Agreement.
          “Company Benefit Arrangements” shall have the meaning set forth in Section 4.17(d)(i).
          “Company Products” means: (i) each of the products and services identified in Schedule 12.1(i); and (ii) each product and service currently under development by the Business identified on Schedule 12.1(i).
          “Competitive Threshold” shall have the meaning set forth in Section 7.10(a).
          “Continuing Employees” shall have the meaning set forth in Section 1.11(a).
          “Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, mortgage, guarantee, purchase order, insurance policy or commitment or undertaking of any nature; provided, that, with respect to NXP or any of its Subsidiaries, such term shall not include (i) other than for purposes of the definition of IP Contract, any IP Contract or any Contract pursuant to which NXP or any of its Subsidiaries licenses any Intellectual Property or Trademarks owned by it to one or more third parties, other than Contracts that are of the subject matter identified in Section 4.8 or with respect to which the primary purpose thereof is not the license of Intellectual Property, (ii) employment Contracts or (iii) Company Benefit Arrangements.
          “Copyrights” shall have the meaning set forth in the IP Transfer and License Agreement.

          “Customer Personal Data” means data that relate to an individual who can be identified either from that data or from that data and other information that is in the possession of NXP or any of its Subsidiaries.
          “Damages” shall have the meaning set forth in Section 11.2(a).
          “Direct Assumed Liabilities” shall mean those Assumed Liabilities of NXP China which will be assumed directly by Trident China or Trident, as the case may be, pursuant to Section 2.1
          “Direct Transfer Assets” means those Acquired Assets held by NXP China that are to be purchased and acquired by Trident China, and, if Section 2.1(c)(ii) applies, the term “Direct Transfer Assets” shall also include the Transferred Inventory.
          “Dutch Newco” shall have the meaning set forth in the recitals to this Agreement.
          “EDA Contracts” means electronic design automation software licenses.
          “Employees of the Business” means all current employees, temporary workers, officers and consultants and/or individual services providers of NXP and its Subsidiaries who are primarily engaged in the Business; provided, however, that in connection with the Business in the Netherlands, United Kingdom and Germany, “Employees of the Business” shall only include current employees (Werknemesr, Employees, Arbeitnehmer).
          “Encumbrance” means any mortgage, deed of trust, pledge, hypothecation, assignment, charge or deposit arrangement, lien or other security interest (including those created by, arising under or evidenced by any conditional sale or other title retention agreement, the interest of a lessor under a capital lease, any financing lease having substantially the same economic effect as any of the foregoing) and any contingent or other agreement to provide any of the foregoing, but, for the avoidance of doubt not including any interest of a licensee under a non-exclusive license or any interest of a lessor under a lease that is not a capital lease.
          “Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, proprietorship, company (including any company limited by shares, limited liability company or joint stock company), firm, society, enterprise, association, organization or other entity.
          “Environmental and Safety Law” shall have the meaning set forth in Section 4.15(a)(i).
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
          “Exchange Act” means the Securities Exchange Act of 1934, as amended.
          “Exchange Consideration” shall have the meaning set forth in Section 2.1(b).
          “Excluded Assets” shall have the meaning set forth in Section 1.5.

          “Excluded Liabilities” shall have the meaning set forth in Section 1.7.
          “Exclusive IP Contracts” has the meaning set forth in the IP Transfer and License Agreement.
          “Expiration Date” shall have the meaning set forth in Section 3.1.
          “Facilities” shall have the meaning set forth in Section 4.15(a)(ii).
          “Final Closing Date Inventory Value” shall have the meaning set forth in Section 2.2(c).
          “FIRPTA” means the Foreign Investment in Real Property Tax Act of 1980, as amended.
          “FTC Act” means the Federal Trade Commission Act of 1914, as amended.
          “Governmental Authority” means any: (A) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (B) national, federal, state, local, municipal, foreign or other government; (C) governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (D) Entity to whom a Governmental Authority has assigned or delegated any authority or oversight responsibilities.
          “Governmental Authorizations” means all licenses, permits, certificates and other authorizations and approvals related to the Business and issued by or obtained from a Governmental Authority.
          “Grossed-Up Basis” means, for purposes of Section 11.4(f), when used to describe the basis on which the payment of a specified sum is to be made, a basis such that the amount of such payment, after being reduced by the amount of all Taxes imposed on the recipient of such payment as a result of the receipt or accrual of such payment, will equal the specified sum.
          “Hazardous Materials” shall have the meaning set forth in Section 4.15(a)(iii).
          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
          “Identified Exclusive IP Contracts” has the meaning set forth in the IP Transfer and License Agreement. Between the Agreement Date and the Closing Date, NXP and Trident shall work together to identify the Identified Exclusive IP Contracts.
          “Indebtedness” means the outstanding amount of (A) indebtedness for borrowed money, (B) amounts owing as deferred purchase price for the purchase of any property, (C) indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security, (D) accounts payable to trade creditors and other accrued expenses, in each case not arising in the ordinary course of business, (E) amounts owing under any capitalized or synthetic leases, (F) obligations secured by any Encumbrances, (G) commitments or obligations to assure a Person against loss (including contingent reimbursement obligations under letters of credit), and (H) guarantees with respect to any indebtedness or obligation of a type described in clauses (A) through (G) above of any Person, of the Companies or any of their Subsidiaries.
          “Indemnified Trident Persons” shall have the meaning set forth in Section 11.2(a).
          “Indemnified NXP Persons” shall have the meaning set forth in Section 11.3(a).
          “Indemnified Person” shall have the meaning set forth in Section 11.4(a).
          “Indemnifying Party” shall have the meaning set forth in Section 11.4(a).
          “Intellectual Property” means Patents, Copyrights, Trade Secrets and all other intellectual property rights (other than Trademarks).
          “Intercompany Debt” shall have the meaning set forth in Section 1.1.
          “Interim Business Financial Statements” shall have the meaning set forth in Section 4.5.
          “Inventory Estimate” shall have the meaning set forth in Section 2.2(a).
          “Inventory Note” means the promissory note, payable by NXP to Dutch Newco, in the amount provided in Section 2.1(c)(ii), to be issued by NXP for the acquisition by Trident of the Transferred Inventory if the transfer alternative in Section 2.1(c)(ii) is used.
          “Inventory Value” means the inventory units multiplied by the standard cost of such inventory using a first-in, first-out valuation method consistent with NXP’s Accounting Principles used as of December 31, 2008 and June 30, 2009; provided, however, that manufacturing overhead allocations must be consistent with the allocations applied as of December 31, 2008 and June 30, 2009.
          “IP Contracts” means all Contracts granting NXP or its Subsidiaries a license or other right to use Intellectual Property owned by one or more third parties.
          “IP Transfer and License Agreement” shall have the meaning set forth in Section 1.10(a).
          “Israeli Subsidiary” means NXP Semiconductors Israel Ltd., formerly known as Conexant Systems Israel (1996) Ltd.
          “Knowledge” means (A) with respect to NXP, the knowledge of the individuals listed on Schedule 12.1(ii)-A and (B) with respect to Trident and Trident Cayman, the knowledge of the individuals listed on Schedule 12.1(ii)-B, of a particular fact, circumstance, event or other matter in question after reasonable inquiry. A Person will be deemed to have knowledge of a particular fact, circumstance, event or other matter if such knowledge would be obtained from reasonable inquiry of the Persons charged with administrative or operational responsibility for such matters.
          “Landlord Consents” shall have the meaning set forth in Section 7.7.
          “Latest Balance Sheet” shall have the meaning set forth in Section 4.5.
          “Lease Agreements” shall have the meaning set forth in Section 3.1(a)(vii).
          “Leased Property” shall have the meaning set forth in Section 1.4(a).
          “Leases” shall have the meaning set forth in Section 1.4(a).
          “Liabilities” means debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, including those arising under any law, action or Order and those arising under any Contract.
          “Licensed NXP IP” has the meaning set forth in the IP Transfer and License Agreement.
          “Manufacturing Services Agreement” shall have the meaning set forth in Section 3.1(a)(v).
          “Market Price” means the closing per share sale price of Trident Common Stock on such date as reported by NASDAQ.
          “Material Adverse Effect” means, as to any Person, any event, change, effect, condition or circumstance (each, an “Effect”) that either individually or in the aggregate with other Effects would reasonably be expected to have a material adverse effect on (a) the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, or (b) such Person’s ability to consummate the Transaction, provided, however, that, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has occurred, a Material Adverse Effect: (i) Effects resulting from conditions generally affecting the industries in which the Person or any of its Subsidiaries participates or the national or global economy or capital markets; (ii) Effects resulting from earthquakes, acts of war, armed hostilities or terrorism or any material escalation thereof; (iii) changes in the trading price or trading volume of Trident Common Stock, provided, that, such exclusion shall not apply to any underlying Effect that may have caused such changes in volume or price; (iv) any failure to meet internal or published third party projections, estimates or forecasts, provided, that, such exclusion shall not apply to any underlying Effect that may have caused such failure; (v) Effects resulting from compliance with the terms of, or the taking of any action required by, this Agreement; (vi) Effects resulting from the public announcement of this Agreement or the Transaction; or (vii) changes in Applicable Law, regulatory conditions or applicable accounting principles; except, in the case of clauses (i) or (vii) of this definition, to the extent that such Effect or changes has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to Persons engaged in the same or substantially similar industries in which the Person or any of its Subsidiaries participates.
          “Material Exclusive IP Contract” means any Exclusive IP Contract that is reasonably expected to be material to the Business.
          “Micronas Warrants” mean those Series A, Series B and Series C Warrants to purchase an aggregate of three million (3,000,000) shares of Trident Common Stock, each dated May 14, 2009, with warrant numbers Series A TMI 2009-02, Series B TMI 2009-02 and Series C TMI 2009-2, respectively.
          “NASDAQ” means the National Association of Securities Dealers Automated Quotations stock exchange.
          “Natural Successors and Derivatives” means (a) for a software product, any subsequent release of that product which constitutes a bug fix or error correction or contains other minor variations, enhancements or improvements for which the licensor does not generally charge a separate fee to its customers, and (b) for an integrated circuit product, any new versions of that product which fixes bugs, shrinks geometry, improves yield, reduces power or improves device performance, but does not contain new features or functionality.
          “NDA” shall have the meaning set forth in Section 7.16.
          “Netherlands Tax Ruling” shall have the meaning set forth in Section 1.10(b).
          “Newco Field” has the meaning set forth in the IP Transfer and License Agreement.
          “New Trident Equity Plan” shall have the meaning set forth in Section 7.13.
          “Non-Plan Options” shall have the meaning set forth in Section 6.7(b).
          “Notice of Objection” shall have the meaning set forth in Section 2.2(d).
          “Notice Period” shall have the meaning set forth in Section 7.12(c).
          “NXP” shall have the meaning set forth in the preamble to the recitals to this Agreement.
          “NXP China” means NXP Semiconductors (Shanghai) Ltd.
          “NXP Consents” shall have the meaning set forth in Section 3.1(b)(ii).
          “NXP Core Representations” shall have the meaning set forth in Section 3.1(b)(ii)11.1.
          “NXP Data Room” means the electronic platform to which representatives of Trident have been given access to review certain documents and records of NXP.

          “NXP Disclosure Schedule” shall have the meaning set forth in the preamble to Article 4.
          “NXP-Dutch Newco (China) Promissory Note” means the promissory note, payable by NXP to Dutch Newco in an amount equal to the value as set forth in the Allocation Schedule, issued by NXP for the acquisition by Trident China of the Direct Transfer Assets owned by NXP China.
          “NXP Group” shall have the meaning set forth in Section 1.1.
          “NXP Identified IP” means the Company Products.
          “NXP Indebtedness” means any Indebtedness of NXP and/or its Subsidiaries, or by which any of NXP and/or its Subsidiaries, or their assets, are bound.
          “NXP Representatives” shall have the meaning set forth in Section 7.12(c).
          “NXP Registered IP Rights” has the meaning set forth in Section 4.21(j).
          “NXP Required Consents” shall have the meaning set forth in Section 9.3(c)(ii).
          “NXP Subsidiary Equity” shall have the meaning set forth in Section 4.3.
          “NXP Trademark” shall have the meaning set forth in the IP Transfer and License Agreement.
          “NXP’s Works Council” shall have the meaning set forth in Section 9.1(c)(i).
          “Objection Notice” shall have the meaning set forth in Section 8.6(b).
          “OFAC” shall have the meaning set forth in Section 4.14.
          “Offeree Documents” means the employment offer letters and related invention assignment and confidentiality agreements provided by one of the Companies or a Subsidiary thereof to the Continuing Employees.
          “Open Incoming POs” shall mean all purchase orders, invoices, release orders and similar agreements regarding Company Products from customers and distributors, governed by NXP’s standard terms and conditions, the current form of which has been made available to Trident on or before the Agreement Date, to the extent that the Company Products have not been shipped to such customers or distributors on or prior to the Closing Date.
          “Open Outgoing POs” shall mean all purchase orders, invoices, release orders and similar agreements with manufacturers, suppliers and other vendors with respect to the Business, governed by NXP’s standard terms and conditions, the current form of which has been made available to Trident on or before the Agreement Date, to the extent that the applicable product or service has not been delivered or rendered to NXP (or one of its Subsidiaries) on or prior to the Closing Date.

          “Open Source Materials” means any software or firmware that is licensed under the GNU’s General Public License (GPL) or Lesser/Library GPL, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, a Microsoft Shared Source License, the Common Public License, the Apache License, and any other open source license that requires as a condition of its use, modification or distribution that it, or other software incorporated, distributed with, or derived from it, be disclosed or distributed in source code form or made available at no charge.
          “Option Exchange” shall have the meaning set forth in Section 7.13(b).
          “Order” means any award, decision, injunction, judgment, decree, settlement, order, process, ruling, subpoena or verdict (whether temporary, preliminary or permanent) entered, issued, made or rendered by any court, administrative agency, arbitrator, Governmental Authority or other tribunal of competent jurisdiction.
          “Outside Date” shall have the meaning set forth in Section 10.1(b).
          “Parties” shall have the meaning set forth in the preamble to the recitals to this Agreement.
          “Patents” shall have the meaning set forth in the IP Transfer and License Agreement.
          “Pension Shortfall” means the U.S. dollar amount of the unfunded portion of any Liability for long term benefit arrangements, pension plans, or statutorily required benefit plans (as determined in accordance with Schedule 12.1(iv)) related to the Continuing Employees and to be made in accordance with the Accounting Principles.
          “Permits” shall have the meaning set forth in Section 1.4(c).
          “Permitted Encumbrances” means: (A) statutory liens for Taxes (and assessments and other governmental charges) that are not yet due and payable or due but not delinquent or otherwise in the process of being contested in good faith by appropriate proceedings and for which adequate reserves have been established under U.S. GAAP; (B) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law; (D) statutory liens in favor of carriers, warehousemen, repairmen, mechanics, landlords and materialmen, to secure claims for labor, materials or supplies and other like liens; (E) easements, permits, licenses, rights-of-way, restrictive covenants, reservations or encroachments or irregularities in, and other similar exceptions to title and any conditions with respect to real property that would be disclosed by a physical inspection of the property or a current survey or title report or other public record, in each case that do not have a material adverse effect on the value, transferability or current use of the underlying asset; (F) pledges or deposits to secure the performance of statutory obligations, surety and appeal, bonds, bids, leases, government contracts and similar obligations in each case in the ordinary course of business; and (G) municipal by-laws, development restrictions or regulations, facility cost sharing and servicing contracts and zoning, building or planning restrictions or regulations.

          “Person” means any individual, Entity or Governmental Authority.
          “Pre-Closing Carve-Out Agreements” means the local business transfer agreements in the form of Exhibit U with such changes (including any changes necessary or appropriate for local practices and legal requirements) reasonably acceptable to Trident.
          “Pre-Closing Restructuring” means the transactions required by Article I of this Agreement, including the actions required to be taken pursuant to the Pre-Closing Carve-Out Agreements, as more specifically set forth on Schedule 1.1.
          “Post-Closing Statement” shall have the meaning set forth in Section 2.2(b).
          “Premises” shall have the meaning set forth in Section 1.4(a).
          “Proxy Statement” means the proxy statement to be filed by Trident with the SEC in connection with the solicitation of proxies from Trident’s Stockholders for the Required Stockholder Approval, as amended or supplemented.
          “R&D Services Agreement” shall have the meaning set forth in Section 3.1(a)(vi).
          “Related to the Acquired Assets” means primarily related to, or used primarily in connection with, any or all of the Acquired Assets.
          “Related to the Business” means primarily related to, or used primarily in connection with, the Business as conducted by NXP and its Subsidiaries prior to the Closing.
          “Required Antitrust Approval” means those Antitrust Approvals that have been mutually determined by the Parties promptly following the final updates to Schedules 4.1(d)(i) and 6.2(c) as being those the failure of which to obtain would, pursuant to Applicable Law prohibit the Transaction or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on a Party or the Business.
          “Required Stockholder Approvals” shall have the meaning set forth in Section 6.2(d).
          “Restricted Business” means the Business.
          “Restricted Period” shall have the meaning set forth in Section 7.10(a).
          “Retained Leases” shall have the meaning set forth in Section 1.5(c).
          “Reviewing Accountant” shall have the meaning set forth in Section 2.2(e).
          “Rights Agreement” means the Amended and Restated Rights Agreement between Trident and Mellon Investor Services, LLC, as Rights Agent dated as of July 23, 2008, as amended from time to time.
          “SEC” means the U.S. Securities and Exchange Commission.

          “Securities” means the issued and outstanding capital stock of the Transferred Newcos.
          “Securities Act” means the Securities Act of 1933, as amended.
          “Sherman Act” means the Sherman Antitrust Act of 1890, as amended.
          “Significant Customer” shall have the meaning set forth in Section 4.10(a).
          “Significant Supplier” shall have the meaning set forth in Section 4.10(b).
          “Silicon Tuners Cooperation Agreement” shall have the meaning set forth in Section 3.1(a)(x).
          “SoC” means an integrated circuit embedding at least one (1) million transistors on its silicon.
          “Standard Cost of Goods Sold” means, with respect to any item, the cost of such item computed using the lower of cost or market, which approximates actual cost on a first-in-first-out basis, and shall include direct material and labor costs and reasonable manufacturing overhead allocations consistent with the schedule in Section 3, Product Pricing, of the Manufacturing Services Agreement, but shall exclude all manufacturing variances and other cost allocations during the measurement period.
          “Stockholders Agreement” shall have the meaning set forth in Section 3.1(a)(viii).
          “Stockholders’ Meeting” shall have the meaning set forth in Section 7.12(a).
          “Straddle Periods” shall have the meaning set forth in Section 8.1(c).
          “Sublease Agreement” shall have the meaning set forth in Section 3.1(a)(vii).
          “Subsidiary” means, with respect to a particular Entity (the “Parent”), a corporation or other business Entity: (A) in which the Parent owns (directly or indirectly, beneficially or of record) at least a fifty percent (50%) equity, beneficial or financial interest; or (B) in which the Parent owns (directly or indirectly, beneficially or of record) an amount of voting securities of other interests in such Entity that is sufficient to enable the Parent to elect at least a majority of the members of such Entity’s board of directors or other governing body.
          “Superior Offer” means a bona fide written Acquisition Proposal by a third party, not solicited in breach of Section 7.14 of this Agreement (with Acquisition Proposal defined for the purposes of this sentence by replacing each reference to fifteen percent (15%) and eighty-five percent (85%) in the definition of the term Acquisition Proposal with fifty percent (50%)) that is determined by Trident’s Board of Directors, in its good faith judgment, after consultation with Union Square Advisors or a financial advisor of nationally recognized reputation, and after taking into account the likelihood and anticipated timing of consummation and all legal, financial and regulatory aspects of the offer and the Person making the offer, to be more favorable from a financial point of view to Trident’s Stockholders than the Transaction (after taking into account any revisions to the terms of the Transaction proposed in writing by NXP in response to such Acquisition Proposal).
          “Target Inventory Amount” shall have the meaning set forth in Section 1.9.
          “Tax” (and, with correlative meaning, “Taxes”) means (A) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, value added tax, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, municipal tax, municipal surcharge premium, property, environmental or windfall profit tax, custom duty or other tax, social security contributions, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental entity responsible for the imposition of any such tax (domestic or foreign), (B) any liability for the payment of any amounts of the type described in clause (A) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (C) any liability for the payment of any amounts of the type described in clause (A) or (B) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify any other Person.
          “Tax Authority” means any Governmental Authority responsible for the imposition, administration, assessment, and/or collection of any Tax.
          “Tax Benefit” shall have the meaning set forth in Section 11.5(b).
          “Tax Return” means any return, statement, report, tax filing or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) of the Companies or their Subsidiaries required to be filed with respect to Taxes.
          “Third-Party Claim” has the meaning set forth in Section 11.4(a).
          “Third Party IP” has the meaning set forth in the IP Transfer and License Agreement.
          “Trademarks” shall have the meaning set forth in the IP Transfer and License Agreement.
          “Trade Secrets” shall have the meaning set forth in the IP Transfer and License Agreement.
          “Transaction” shall have the meaning set forth in the recitals to this Agreement.
          “Transfer Tax” shall have the meaning set forth in Section 8.1(d).
          “Transferred Inventory” means all inventory Related to the Business, wherever located, including all finished goods, raw materials and works in progress whether held at any location of facility of NXP or in transit to NXP, in each case as of the Closing Date.

          “Transferred IP” has the meaning set forth in the IP Transfer and License Agreement; provided that for purposes of this Agreement, “Transferred Patents” means the Patents listed on Schedule 12.1(v), subject to any changes due to withdrawals and rejections in the normal course of business occurring between the Agreement Date and the Closing Date.
          “Transition Services Agreement” shall have the meaning set forth in Section 3.1(a)(iii).
          “Trident” shall have the meaning set forth in the preamble to the recitals to this Agreement.
          “Trident Benefit Arrangement” means each material individual employment, consulting, severance, bonus or other similar contract and each material employee benefit plan or arrangement providing for insurance coverage (including any self-insured arrangements that are clearly identified as such, and any stop-loss insurance policies issued in connection with such self-insured arrangements), workers’ benefits, vacation benefits, severance benefits, retention, disability benefits, death benefits, hospitalization benefits, relocation benefits, cafeteria benefits, sabbatical, retirement benefits, deferred compensation, pension plan, profit-sharing, bonuses, stock options, phantom stock, restricted stock, stock appreciation, management equity participation plans or other forms of incentive compensation or post-retirement insurance, compensation or benefits for employees, consultants or directors for that is currently in effect, maintained or contributed to by Trident or any of its Affiliates.
          “Trident Cash Purchase Shares” shall have the meaning set forth in Section 2.3.
          “Trident Cayman” shall have the meaning set forth in the preamble to the recitals to this Agreement.
          “Trident China” means Trident Multimedia Technologies (Shanghai) Co. Ltd.
          “Trident Common Stock” means the common stock of Trident, par value $.001 per share.
          “Trident Consents” shall have the meaning set forth in Section 3.1(a)(ii).
          “Trident Core Representations” shall have the meaning set forth in Section 11.1.
          “Trident Data Room” means the electronic platform to which representatives of NXP have been given access to review certain documents and records of Trident.
          “Trident Disclosure Schedule” shall have the meaning set forth in the preamble to Article 6.
          “Trident Employee” shall have the meaning set forth in Section 6.16(d)(v).
          “Trident Exchange Shares” means collectively the Trident Transferred Newco Shares and the Trident US Newco Shares in an aggregate amount equal to (i) 150% of (x) the number of shares of Trident Common Stock outstanding as of the Closing plus (y) the number of Vested RSUs (if any) outstanding as of the Closing that are not subject to immediate cash settlement, less (z) to the extent included as outstanding Trident Common Stock under subclause (x) above, Unvested RSAs, less (ii) the number of Trident Cash Purchase Shares.
          “Trident Financials” shall have the meaning set forth in Section 6.5(b).
          “Trident Identified IP” means the Trident Products.
          “Trident Material Contracts” shall have the meaning set forth in Section 6.8.
          “Trident Option Plans” means Trident’s 2006 Equity Incentive Plan, 2002 Stock Option Plan, 2001 Employee Stock Purchase Plan (currently suspended), 1992 Stock Option Plan, 1994 Outside Directors Stock Option Plan and 1996 Nonstatutory Stock Option Plan, and the TTI 2003 Employee Option Plan (with respect to certain option originally issued under this plan which have been assumed by Trident).
          “Trident Options” means options to purchase shares of Trident Common Stock, whether or not under the Trident Option Plans.
          “Trident Owned IP” has the meaning set forth in Section 6.24(b).
          “Trident Permits” shall have the meaning set forth in Section 6.12.
          “Trident Products” means: (i) each of the products and services currently produced, marketed, licensed, sold or distributed by Trident or any of its Subsidiaries and (ii) each product and service currently under development by Trident or any of its Subsidiaries.
          “Trident Registered IP Rights” has the meaning set forth in Section 6.24(g).
          “Trident Required Consents” shall have the meaning set forth in Section 9.2(c).
          “Trident Restricted Stock Unit” means the right to receive a share of Trident Common Stock on a future date, whether or not under the Trident Option Plans.
          “Trident SEC Reports” shall have the meaning set forth in Section 6.5(a).
          “Trident Series B Shares” means the Series B Preferred Stock of Trident, par value $0.001 per share, established under the Certificate of Designation.
          “Trident Significant Customer” shall have the meaning set forth in Section 6.10(a).
          “Trident Significant Supplier” shall have the meaning set forth in Section 6.10(b).
          “Trident Subsidiary Equity” shall have the meaning set forth in Section 6.4.

          “Trident Transferred Newco Shares” means the shares of Trident Common Stock issued and delivered pursuant to Section 2.1(b)(i).
          “Trident US Newco Shares” means the shares of Trident Common Stock issued and delivered pursuant to Section 2.1(b)(ii).
          “Trident’s Board of Directors” means the board of directors of Trident.
          “Trident’s Stockholders” means the holders of Trident Common Stock.
          “TUPE Related Labor Claims” shall have the meaning set forth in Section 1.11(b).
          “TV Front End Product” means an integrated circuit that receives a broadcast signal via a tuner and demodulates that signal for purposes of display on a TV screen.
          “Unvested RSAs” means outstanding shares of Trident Common Stock that are subject to unsatisfied vesting criteria or are subject to repurchase by Trident at a nominal price in the event of termination of the employment of the holder thereof prior to a specified future date.
          “U.S. GAAP” means United States generally accepted accounting principles.
          “USIP LLC” shall have the meaning set forth in the recitals to this Agreement.
          “US Newco” shall have the meaning set forth in the recitals to this Agreement.
          “Vested RSUs” means restricted stock units (“RSUs”) issued and outstanding under a Trident Option Plan, as to which all vesting criteria have been satisfied.
          “WCA” shall have the meaning set forth in Section 9.1(c).
          Other capitalized terms defined elsewhere in this Agreement and not defined in this Section 12.1 shall have the meanings assigned to such terms in this Agreement.
          12.2 Governing Law. The internal law, without regard for conflicts of laws principles, of the State of New York shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the Parties.
          12.3 Assignment; Binding Upon Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Party, and any such assignment without such prior written consent shall be null and void, except that Trident may assign its rights (but not its obligations) under this Agreement to any direct or indirect wholly owned Subsidiary of Trident without the prior consent of NXP; provided, however, that Trident shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

          12.4 Severability. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.
          12.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as regards any Party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all Parties reflected hereon as signatories.
          12.6 Other Remedies. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such Party, and the exercise of any one remedy shall not preclude the exercise of any other.
          12.7 Amendments and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by the Party to be bound thereby. The waiver by a Party of any breach hereof or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default. The failure of any Party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such Party thereafter to enforce such provisions.
          12.8 Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, without bond, in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 12.14 below), in addition to any other remedy to which it may be entitled, at law or in equity.
          12.9 Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by facsimile, sent by certified or registered first-class mail, postage pre-paid, or sent by internationally recognized express courier service. Such notices and other communications shall be effective upon receipt if hand delivered or sent by facsimile, three (3) days after mailing if sent by mail, and one (1) day after dispatch if sent by express courier, to the following addresses, or such other addresses as any Party may notify the other Parties in accordance with this Section 12.9:

          If to Trident and/or Trident Cayman:
Trident Microsystems, Inc.
3408 Garret Drive
Santa Clara, CA 95054
Attention: General Counsel
Facsimile Number:  +1 408 988 9176
          with a copy (which shall not constitute notice) to:
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, CA 94303
United States of America
Attention: Sally Rau
Facsimile Number: +1 650 833 2001
          If to NXP:
NXP B.V.
High Tech Campus 60
5656 AG Eindhoven
The Netherlands
Attention: Guido R.C. Dierick
Facsimile Number: + 31 40 27 29655
          with a copy (which shall not constitute notice) to:
NXP Semiconductors (USA), Inc.
1109 McKay Drive
San Jose, CA 95131
Attention: James N. Casey
Facsimile Number: +1 (408) 474-7100
          and
Sullivan & Cromwell LLP
1870 Embarcadero Road
Palo Alto, CA 94303
Attention: Scott D. Miller
Facsimile Number: +1 (650) 461-5777
          12.10 Interpretation; Rules of Construction. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles, such reference shall be to an Article of this Agreement unless otherwise indicated. The words “include”, “include” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The term “$” means United States Dollars. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Party drafting such agreement or document. In the event of a conflict between this Agreement and any Ancillary Agreement or any Exhibit or Schedule hereto, this Agreement shall govern unless the context otherwise requires. The statement that any information, document or other material has been “delivered,” “provided” or “made available” shall mean that such information, document or material (i) was available for review in the NXP Data Room as of 11:59 p.m. on the day that is two (2) Business Days immediately prior to the Agreement Date; or (ii) with respect to Trident, is publicly available on the SEC website or was available for review in the Trident Data Room as of 11:59 p.m. on the day that is two (2) Business Days immediately prior to the Agreement Date.
          12.11 No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the Parties. No Party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other Party. No Party shall have the power to control the activities and operations of any other and their status is, and at all times shall continue to be, that of independent contractors with respect to each other. No Party shall have any power or authority to bind or commit any other Party. No Party shall hold itself out as having any authority or relationship in contravention of this Section 12.11.
          12.12 Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, employee, affiliate, stockholder, partner of any Party or any other Person unless specifically provided otherwise herein and, except as so provided, all provisions hereof shall be personal solely between the Parties to this Agreement.
          12.13 Submission to Jurisdiction; Selection of Forum; Waiver of Trial By Jury. Each Party agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement and the Ancillary Agreements, exclusively in the United States District Court for the Southern District of New York or any New York State court sitting in New York City (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement or any of the Ancillary Agreements (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 12.9 of this Agreement. Each Party irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

          12.14 Entire Agreement. This Agreement, the exhibits and schedules hereto, and the Ancillary Agreements constitute the entire understanding and agreement of the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the Parties with respect hereto other than the NDA (which shall remain in full force and effect). The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.
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          IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

TRIDENT MICROSYSTEMS, INC.

By:	/s/ Sylvia Summers Couder
Name:	Sylvia Summers Couder
Title:	Chief Executive Officer

TRIDENT MICROSYSTEMS (FAR EAST) LTD.

By:	/s/ Pete J. Mangan
Name:	Pete J. Mangan
Title:	President
[Signature page to share exchange agreement]

          IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

NXP B.V.

By:	/s/ Guido Dierick
Name:	Guido Rudolf Clemens Dierick
Title:	Senior Vice President, General Counsel and Company Secretary
[Signature Page to Share Exchange Agreement]